EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

STONEPEAK NILE PARENT LLC,

STONEPEAK NILE MERGERCO INC.

and

AIR TRANSPORT SERVICES GROUP, INC.

Dated as of November 3, 2024

TABLE OF CONTENTS

i

ii

Exhibits

Exhibit A – Amended and Restated Certificate of Incorporation of the Surviving Company

iii

This AGREEMENT AND PLAN OF MERGER, dated as of November 3, 2024 (this “Agreement”), is by and among Stonepeak Nile Parent LLC, a Delaware limited liability company (“Parent”), Stonepeak Nile MergerCo Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“MergerCo”), and Air Transport Services Group, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), MergerCo will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, and pursuant to the Merger each share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (other than (a) shares of Company Common Stock canceled pursuant to Section 2.01(b) and (b) Appraisal Shares, which shall be treated in accordance with Section 2.07), will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that it is advisable and fair to, and in the best interests of, the Company and the stockholders of the Company, and declared it advisable that the Company enter into this Agreement and consummate the transactions contemplated hereby, (b) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (c) adopted resolutions recommending that the stockholders of the Company vote to adopt this Agreement (this clause (c), the “Company Board Recommendation”) and (d) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of the Company entitled to vote thereon at a meeting thereof;

WHEREAS, the Board of Directors of Parent has unanimously (a) duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions and (b) declared this Agreement advisable;

WHEREAS, the Board of Directors of MergerCo has unanimously (a) determined that it is in the best interests of MergerCo and the sole stockholder of MergerCo, and declared it advisable that MergerCo enter into this Agreement and consummate the Transactions, (b) adopted resolutions approving and declaring the advisability of this Agreement and the Transactions, including the Merger, (c) adopted resolutions recommending that the sole stockholder of MergerCo adopt this Agreement and (d) directed that this Agreement and the Transactions be submitted to the sole stockholder of MergerCo for adoption;

WHEREAS, Parent, in its capacity as sole stockholder of MergerCo, will approve and adopt this Agreement and the consummation by MergerCo of the Transactions by written consent immediately following the execution and delivery of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as consideration for, and an inducement to, the Company’s willingness to enter into this Agreement, Stonepeak Infrastructure Fund IV LP (the “Equity Commitment Party”) has entered into and delivered the Equity Commitment Letter;

WHEREAS, concurrently with the execution of this Agreement, and as consideration for, and inducement to, the Company’s willingness to enter into this Agreement, the Equity Commitment Party has entered into and delivered a limited guarantee (the “Limited Guarantee”) with respect to certain obligations of Parent and MergerCo under this Agreement (the Equity Commitment Party delivering the Limited Guarantee, in such capacity, the “Guarantor”); and

WHEREAS the Company, Parent and MergerCo desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and MergerCo hereby agree as follows:

Article I
The Merger

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL, at the Effective Time, MergerCo shall be merged with and into the Company, the separate corporate existence of MergerCo shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation.”

Section 1.02 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the twelfth (12th) Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), remotely by exchange of documents and signatures (or their electronic counterparts), unless another date, time or place is agreed to by Parent and the Company; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), unless an earlier date is elected by Parent in writing in its sole and absolute discretion, the Closing shall not occur prior to the earlier of (x) any Business Day during the Marketing Period as may be specified by Parent on no less than three (3) Business Days’ prior written notice to the Company and (y) the third (3rd) Business Day after the final day of the Marketing Period. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware (the “Secretary of State of Delaware”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and MergerCo shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and MergerCo shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.05 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, MergerCo, the Company or any holder of any Company Common Stock or any shares of capital stock of MergerCo, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation (and subject to Section 5.06).

(b)   The parties shall take the actions necessary so that, at the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of MergerCo in effect immediately prior to the Effective Time, and as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation; provided, however, that the name of the Surviving Corporation set forth therein shall be automatically deemed to be changed to the name of the Company.

Section 1.06 Directors and Officers of the Surviving Corporation.

(a)   The directors of MergerCo immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b)   The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Article II
Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Awards; and Company Warrants

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, MergerCo or the holders of any shares of Company Common Stock or any shares of capital stock of MergerCo:

(a)   Capital Shares of MergerCo. Each issued and outstanding share of capital stock of MergerCo shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation and such shares shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)   Cancelation of Certain Shares. All shares of Company Common Stock that are owned by the Company as treasury shares immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by Parent or MergerCo immediately prior to the Effective Time, including the Rollover Shares, shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)   Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than (i) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) (including, for the avoidance of doubt, the Rollover Shares) and (ii) Appraisal Shares, which shall be treated in accordance with Section 2.07) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $22.50 per share, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a share of Company Common Stock represented by a certificate immediately prior to the Effective Time (each, a “Share Certificate”) or non-certificated shares of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 2.02.

Section 2.02 Exchange Matters.

(a)   Paying Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration to the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than (x) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) and (y) Appraisal Shares, which shall be treated in accordance with Section 2.07) (such cash being hereinafter referred to as the “Exchange Fund”).

Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America (“U.S.”), (ii) short-term obligations for which the full faith and credit of the U.S. is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or a combination of the foregoing. In the event the amount of the Exchange Fund decreases, as a result of losses with respect to such investments, or otherwise diminishes below the level sufficient for the Paying Agent to make all payments of the Merger Consideration in accordance with this Article II, Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.

(b)   Payment Procedures.

(i)   As promptly as practicable after the Effective Time (but in no event more than five (5) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of shares of Company Common Stock represented by a Share Certificate or Book-Entry Shares not held, directly or indirectly, through The Depository Trust Company (“DTC”) (other than (x) a Share Certificate representing a share of Company Common Stock or Book-Entry Shares to be canceled in accordance with Section 2.01(b) and (y) Appraisal Shares, which shall be treated in accordance with Section 2.07) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates or such Book-Entry Shares shall pass, only upon delivery of the Share Certificates (or affidavits in lieu thereof together with any bonds and such other customary documents as may reasonably be required by the Paying Agent) to the Paying Agent or, in the case of such Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (B) instructions for use in effecting the surrender of the Share Certificates or Book-Entry Shares to the Paying Agent, as applicable, in exchange for payment of the Merger Consideration as provided in Section 2.01(c), which in each case shall be in a form reasonably acceptable to the Company and finalized prior to the Effective Time.

(ii)   Upon delivery of a letter of transmittal (duly completed and validly executed in accordance with the instructions thereto) and either (A) surrender to the Paying Agent of Share Certificates (or affidavits of loss in lieu thereof as provided in this Section 2.02 together with any bonds and such other customary documents as may reasonably be required by the Paying Agent) or (B) transfer of Book-Entry Shares not held through DTC, by book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request), in each case as contemplated in subsection (i) of this Section 2.02(b), the holder of such Share Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company

Common Stock formerly represented by such Share Certificate or Book-Entry Share, and the Share Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.02, each Share Certificate or Book-Entry Share shall be deemed at any time at or after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(iii)   The Persons who were, immediately prior to the Effective Time, holders of Book-Entry Shares (other than (x) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) or (y) Appraisal Shares, which shall be treated in accordance with Section 2.07) held, directly or indirectly, through DTC shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Section 2.02. With respect to such Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Section 2.02.

(iv)   If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, Parent may cause the Paying Agent to pay the Merger Consideration to such Person only if such Share Certificate (if applicable) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Paying Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Persons in whose name such Book-Entry Shares are registered in the stock transfer records of the Company.

(v)   No interest will be paid or accrued on any amount payable upon surrender of any Company Common Stock.

(c)   Transfer Books; No Further Ownership Rights. The Merger Consideration paid in respect of the shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all ownership rights in such Company Common Stock, and at the Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares other than the right to receive the Merger Consideration upon surrender of Share Certificates or Book-Entry Shares in accordance with this Section 2.02. Subject to the last sentence of Section 2.02(e), if, at any time after the Effective

Time, Share Certificates or Book-Entry Shares are presented to the Surviving Corporation, for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)   Lost, Stolen or Destroyed Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Share Certificate, the applicable Merger Consideration to be paid in respect of the share of Company Common Stock formerly represented by such Share Certificate as contemplated by this Article II.

(e)   Termination of Exchange Fund. At any time following the first (1st) anniversary of the Closing Date, Parent shall be entitled to require the Paying Agent to deliver to the Surviving Corporation any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of shares of Company Common Stock represented by Share Certificates or Book-Entry Shares as of immediately prior to the Effective Time, and thereafter such holders who have not heretofore complied with this Article II shall be entitled to look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)   No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law. If any Share Certificate or Book-Entry Share shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g)   Withholding. Notwithstanding anything in this Agreement to the contrary, each of Parent, MergerCo, the Company, the Surviving Corporation, the Paying Agent and their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.03 Treatment of Equity-Based Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Equity Plans) shall adopt such resolutions and take such other actions as may be required to provide for the following:

(a)   Each restricted stock unit with respect to Company Common Stock subject solely to time-based vesting conditions (each, a “Company RSU”) outstanding immediately prior to the Effective Time shall, as of the Effective Time, vest and be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration. As of the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by this Section 2.03 in respect thereof.

(b)   Each restricted stock unit with respect to Company Common Stock that was granted subject to both performance-based and time-based vesting conditions (each, a “Company PSU”) outstanding immediately prior to the Effective Time shall, as of the Effective Time, vest and be canceled and the holder thereof shall then be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time (assuming, for purposes of determining the number of Company PSUs, attainment of all applicable performance goals at the higher of (A) target level of performance and (B) actual level of performance measured as of the Effective Time) and (ii) the Merger Consideration. As of the Effective Time, all Company PSUs shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company PSU shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by this Section 2.03 in respect thereof.

(c)   Each award of shares of Company Common Stock that was granted subject to time-based vesting conditions (each, a “Company Restricted Stock Award”) outstanding immediately prior to the Effective Time shall, as of the Effective Time, fully vest and the holder thereof shall then be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time and (ii) the Merger Consideration. As of the Effective Time, all Company Restricted Stock Awards shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Restricted Stock Award shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by this Section 2.03 in respect thereof.

Section 2.04 Payments with Respect to Equity-Based Awards. Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article II in respect of each Equity-Based Award to which the Surviving Corporation or any of its Subsidiaries has a Tax withholding obligation shall be paid as promptly as reasonably practicable after the Effective Time, but in no event later than the second regularly scheduled payroll date following the Effective Time, by the Surviving Corporation or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings (or, in the case of the Company’s non-employee directors or individual independent contractors, such other method as the Company typically utilizes for payments to such Persons), to the holders of the Equity-Based Awards.

Section 2.05 Treatment of Company Warrants.

(a)   The parties agree that the Convertible Notes Warrants shall be treated in accordance with Section 5.15.

(b)   The parties agree that Amazon Warrant 2018 shall be treated in accordance with Section 12(v) thereof and that the Company shall provide a written notice at least ten (10) Business Days prior to the Closing requiring the mandatory exercise of Amazon Warrant 2018 pursuant to and in accordance with Section 13 thereof in connection with the consummation of the Merger.

(c)   The parties agree that Amazon Warrant 2020 shall be treated in accordance with Section 12(v) thereof and that the Company shall provide a written notice at least ten (10) Business Days prior to the Closing requiring the mandatory exercise of Amazon Warrant 2020 pursuant to and in accordance with Section 13 thereof in connection with the consummation of the Merger.

(d)   The parties agree that Amazon Warrant 2024 shall be treated in accordance with Section 12(v) thereof and that the Company shall provide a written notice at least ten (10) Business Days prior to the Closing requiring the mandatory exercise of Amazon Warrant 2024 pursuant to and in accordance with Section 13 thereof in connection with the consummation of the Merger.

(e)   The parties agree that, if Subsequent Amazon Warrant 2024 is issued after the date of this Agreement, Subsequent Amazon Warrant 2024 shall be treated in accordance with Section 12(v) thereof and that the Company shall provide a written notice at least ten (10) Business Days prior to the Closing requiring the mandatory exercise of Subsequent Amazon Warrant 2024 pursuant to Section 13 thereof in connection with the consummation of the Merger.

(f)   The Company shall timely provide, in accordance with the provisions of the Convertible Notes Warrants and Amazon Warrants, any notices required to be provided in connection with the Merger prior to the Effective Time. Parent and its counsel shall be given a reasonable opportunity to review and comment on any such notice before such document is provided, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.

Section 2.06 Adjustments. If, between the date hereof and the Effective Time, the outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, subdivision, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be equitably adjusted as necessary to reflect, without duplication, such stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, subdivision, combination, exchange of shares or other like change. For the avoidance of doubt, nothing in this Section 2.06 shall be construed to permit any member of the Company Group to take any action with respect to the Company Common Stock or its other securities that is prohibited by this Agreement.

Section 2.07 Appraisal Rights.

(a)   Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person or beneficially owned by a “beneficial owner” (as defined, for purposes of this Section 2.07, in Section 262(a) of the DGCL) who has not voted in favor or consented in writing to the adoption of this Agreement with respect to such shares and who is entitled to demand, and properly demands and perfects, appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive payment of the appraised value of such Appraisal Shares as provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise waives, forfeits, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive payment under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon (payable in accordance with Section 2.02).

(b)   The Company shall give prompt (and, in any event, within two (2) Business Days) notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of the Appraisal Shares, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands and notices. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment or deliver any consideration with respect to any such demands or notices of dissent, offer to settle or settle, or compromise any rights of the Company with respect to, any such demands or notices, waive any failure to timely deliver a demand for appraisal pursuant to, or otherwise comply with, Section 262 of the DGCL, or agree to do any of the foregoing.

Article III
Representations and Warranties of the Company

The Company represents and warrants to Parent and MergerCo that, except as (a) set forth in the confidential disclosure letter delivered by the Company to Parent and MergerCo concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed a disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement (i) to which there is an explicit cross-reference to such information, item or matter or (ii) to the extent that it is reasonably apparent based upon the content of such disclosure (without reference to any extrinsic document) that such information, item or matter is relevant to such other section or subsection) or (b) disclosed in any report, schedule, form, statement or other document (including exhibits) both filed with (or furnished to) the SEC by the Company and publicly available at least two (2) Business Days prior to the date of this Agreement (the “Filed SEC Documents”), other than any cautionary, predictive or forward-looking disclosure (other than any statements of fact or other specific statements that are not predictive, forward-looking or cautionary in nature) in any such Filed SEC Document contained in the “Risk Factors” or “Forward-Looking Statements” sections thereof, or other similarly cautionary, forward-looking or predictive statements in such Filed SEC Documents; it being understood that, solely with respect to the foregoing clause (b), any matter disclosed in such Filed SEC Documents shall not be deemed disclosed for purposes of Section 3.01 (Organization; Standing), Section 3.02 (Capitalization), Section 3.03 (Subsidiaries; Joint Venture Entities), clauses (a) through (c) of Section 3.04 (Authority; Noncontravention) and Section 3.24 (Brokers and Other Advisors); provided that, for any representation and warranty in this Article III, other than those representations and warranties set forth in Section 3.03 (Subsidiaries; Joint Venture Entities) or Section 3.04 (Authority; Noncontravention), to the extent such representations and warranties are made with respect to any Joint Venture Entity (or any Representative of any Joint Venture Entity), either expressly or as included in any other definition, such representations and warranties are made solely to the Knowledge of the Company.

Section 3.01 Organization; Standing. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State of Delaware and has all requisite corporate power and corporate authority necessary to (a) carry on its business as it is now being conducted and (b) own, lease and use its assets and properties in the manner in which its assets and properties are currently owned, leased or used, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company (in jurisdictions that recognize the following concepts) is duly licensed and qualified to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the nature of its business or the ownership, leasing or use of its assets and properties requires such licensing or qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True and complete copies of the Company Charter Documents are included in the Filed SEC Documents. The Company is not in violation of the Company Charter Documents in any material respect.

Section 3.02 Capitalization.

(a)   The authorized shares of the Company consist of 150,000,000 shares of Company Common Stock and 20,000,000 preferred shares, par value $0.01 per share (“Company Preferred Shares”). At the close of business on November 1, 2024 (the “Capitalization Date”), (i) 65,759,904 shares of Company Common Stock were issued and outstanding, of which 723,154 shares were subject to outstanding Company Restricted Stock Awards, and (ii) no Company Preferred Shares were issued or outstanding. As of the Capitalization Date, (1) 12,514,560 shares of Company Common Stock were reserved for issuance upon exercise of the 2029 Convertible Notes, (2) 14,801,369 shares of Company Common Stock were reserved and available for issuance upon exercise of the Amazon Warrant 2018, (3) 7,014,804 shares of Company Common Stock were reserved and available for issuance upon exercise of the Amazon Warrant 2020, (4) 2,915,000 shares of Company Common Stock were reserved and available for issuance upon exercise of the Amazon Warrant 2024, (5) 2,915,000 shares of Company Common Stock were reserved and available for issuance upon exercise of the Subsequent Amazon Warrant 2024, (6) 1,699,820 shares of Company Common Stock were reserved and available for issuance upon exercise of the Convertible Notes Warrants, and (7) 2,273,584 shares of Company Common Stock were reserved and available for issuance pursuant to the Equity Plans (which excludes, for the avoidance of doubt, outstanding Company RSUs and outstanding Company PSUs assuming attainment of the maximum level of performance), and (A) 466,643 shares of Company Common Stock were subject to outstanding Company RSUs and (B) 662,200 shares of Company Common Stock were subject to outstanding Company PSUs (assuming attainment of the target level of performance). As of the close of business on the Capitalization Date, the Conversion Rate (as defined in the 2029 Convertible Notes Indenture) of the 2029 Convertible Notes was 31.2864 shares of Company Common Stock per $1,000 aggregate principal amount. Since the Capitalization Date through the date hereof, the Company has not issued any Company Securities (as defined below) other than, in each case, pursuant to the 2029 Convertible Notes, the Company Warrants and the vesting or settlement of Company RSUs and Company PSUs. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and are not subject to and were not issued in violation of any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights.

(b)   Except as described in Section 3.02(a) or Section 3.11(g), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or equity or voting interests in, the Company, (v) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (vi) no other obligations by the Company or any Subsidiary of the Company to provide any funds to or make any investment (in the form of a loan, capital contribution, guarantee, credit enhancement or otherwise) in (x) any Subsidiary or Joint Venture Entity of the Company that is not wholly-owned by the Company or (y) any other Person. Other than the 2029 Convertible Notes and the Company Warrants, there are no outstanding agreements of any kind which obligate the Company to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the forfeiture of, or withholding of Taxes with respect to, Company RSUs and Company Restricted Stock Awards), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect

Subsidiary of the Company owns any Company Common Stock. Other than the 2029 Convertible Notes, the Company does not have outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) on any matter. Other than the Stockholders Agreement and the Company Restricted Stock Awards, the Company is not a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement relating to any Company Securities or the disposition, voting or dividends with respect to any Company Securities.

Section 3.03 Subsidiaries; Joint Venture Entities.

(a)   Each of the Subsidiaries of the Company and each Joint Venture Entity is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization except (other than with respect to the due organization and valid existence of each of the Company’s Subsidiaries) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Subsidiaries of the Company and each Joint Venture Entity has all requisite corporate or similar power and corporate or similar authority necessary to (i) carry on its business as it is now being conducted and (ii) own, lease and use its assets and properties in the manner in which its assets and properties are currently owned, leased or used, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Subsidiaries of the Company are in violation of their respective organizational or governing documents in any material respect and none of the Company or any of its Subsidiaries is in violation of any Joint Venture Agreement in any material respect. The Company has provided the organizational or governing documents for each Subsidiary of the Company and each Joint Venture Entity and the Joint Venture Agreements for each non-wholly owned Subsidiary of the Company and each Joint Venture Entity.

(b)   Section 3.03(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Subsidiary of the Company, listing for each Subsidiary of the Company, its name, type of entity and the jurisdiction of its organization. All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Encumbrance (other than Permitted Encumbrances) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests. As of the date of this Agreement, there are no issued, reserved for issuance or outstanding: (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iv) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or to grant, extend or enter into any such agreements relating to any Company Subsidiary Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Subsidiary Securities. No Subsidiary of the Company has any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) on any matter. No Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement relating to any Company Subsidiary Securities or the disposition, voting or dividends with respect to any Company Subsidiary Securities.

(c)   Section 3.03(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each other corporation, partnership, limited liability company or other Person that is not a Subsidiary of the Company but in which the Company, directly or indirectly, holds an equity interest (each such Person, a “Joint Venture Entity” and each such interest, a “JV Interest”), and the (i) name, (ii) type of entity, (iii) the jurisdiction of its organization, (iv) the Joint Venture Entity’s authorized capital stock or other securities and the type of its issued and outstanding capital stock or other securities, (v) the number and percentage of the JV Interests held by the Company, directly or indirectly, and the Company or the applicable Subsidiary of the Company that holds such JV Interests, (vi) to the Knowledge of the Company, the name of the other Persons owning interests in, or engaged in the business of, the Joint Venture Entity with the Company, and (vii) to the Knowledge of the Company, the number and percentage of the capital stock or other securities held by each other Person owning securities in the Joint Venture Entity. All JV Interests are owned, directly or indirectly, by the Company, free and clear of all Encumbrances (other than Permitted Encumbrances) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws). All outstanding JV Interests held by the Company or any Subsidiaries of the Company have been duly authorized and validly issued and are fully paid, nonassessable (if applicable) and are not subject to and were not issued in violation of any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any JV Interest or any other agreement relating to the disposition, voting or dividends with respect to any JV Interest (except for the Joint Venture Agreement and any organizational documents of a Joint Venture Entity).

Section 3.04 Authority; Noncontravention.

(a)   The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

(b)   The Board of Directors of the Company, at a meeting duly called and held, unanimously (i) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, that the Company enter into this Agreement and consummate the transactions contemplated hereby, (ii) approved and declared advisable the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) resolved to make the Company Board Recommendation in accordance with this Agreement and the DGCL and (iv) directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the stockholders of the Company entitled to vote thereon at a meeting thereof, which resolutions, subject to Section 5.02, have not, as of the date of this Agreement, been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

(c)   Assuming the representations and warranties set forth in Section 4.11 (Ownership of Equity of the Company) and Section 4.07 (Certain Arrangements) are true and correct, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof, are the only votes of the holders of any class or series of shares of capital stock of the Company necessary to adopt this Agreement and approve the Merger.

(d)   Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, violate, contravene or conflict with any provision of the Company Charter Documents, (ii) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of any organizational or governing documents of any Subsidiary of the Company or of any Joint Venture Entity or (iii) assuming that the consents, approvals, filings, licenses, Permits, authorizations, declarations, notifications and registrations referred to in Section 3.05 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.05 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to the Company or its Subsidiaries (or by which its or any of their respective properties or assets are bound), (y) violate, conflict with or constitute a default under (or any event which with notice or lapse of time or both would constitute a default), result in any breach of or any loss of benefit or increase in any cost or obligation under, require any consent, notice or approval under, or give to others any right or termination, vesting, amendment, acceleration or cancellation of, any of the terms or provisions of any Contract or Permit to which the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any Joint Venture Entity is party (or by which any of their respective properties or assets are bound) or (z) result in the creation of any Encumbrances (other than a Permitted Encumbrance) on any properties or assets of the Company or its Subsidiaries, or, to the Knowledge of the Company, the Joint Venture Entities, except, in the case of clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.05 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), (c) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws in the jurisdictions set forth on Section 3.05(d) of the Company Disclosure Letter, (e) compliance with the requirements of Title 49 of the United States Code (“U.S.C.”) or any regulation, rule, order, notice or policy of the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), the Federal Communications Commission (the “FCC”) or any foreign Civil Aviation Authority (“CAA”, and collectively with the FAA, DOT and FCC, the “Aviation Regulators”, and such statutes, regulations, rules, orders, notices or policies referred to in this clause (e), collectively, the “Aviation Regulations”) that is set forth on Section 3.05(e) of the Company Disclosure Letter, and (f) filings, consents, approvals, authorizations, clearances or other actions required by DCSA, and (g) compliance with any applicable state securities or “blue sky” Laws, no consent, approval, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger Transactions, other than in each case (x) any matter, action or filing required solely by reason of the identity of Parent or MergerCo (as opposed to a third party) in the Transactions and (y) such other consents, approvals, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.06 Company SEC Documents; Undisclosed Liabilities.

(a)   The Company has timely filed or furnished (as applicable) with the SEC all reports, schedules, forms, statements and other documents (including exhibits) required to be filed or furnished by the Company with the SEC pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or the Exchange Act since January 1, 2022 (as the aforementioned materials have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”), together with all certifications required pursuant to the U.S. Sarbanes-Oxley Act of 2002. None of the Subsidiaries of the Company is required to make any filings with the SEC. As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended, or, with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. As of the date of this Agreement, there has been no material correspondence between the SEC and the Company since January 1, 2022, that is not set forth in the Company SEC Documents or that has not otherwise been disclosed to Parent prior to the date of this Agreement.

(b)   The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and applicable accounting requirements, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and consolidated statements of comprehensive income, cash flows and stockholders’ equity for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)   Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, contingent or otherwise) of a type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except liabilities (i) to the extent specifically disclosed or reflected and adequately reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of December 31, 2023 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business (none of which is a liability resulting from breach of Contract, breach of warranty, tort, infringement or misappropriation), (iii) as expressly contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(d)   The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rules 13a-15 and 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to (x) provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to (y) ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably or actually be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data or (ii) any fraud or allegation of fraud, whether or not material, that involves (or involved) management or other employees who have (or had) a significant role in the Company’s internal control over financial reporting. The Company and its Subsidiaries are, and have been since January 1, 2022, in compliance in all material respects with the applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of NASDAQ. Since January 1, 2022, the Company has not received any notice from NASDAQ asserting any non-compliance with such rules and regulations. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for the fiscal year ended December 31, 2023, and such assessment concluded that such system was effective. Since January 1, 2022, none of the Company, its Subsidiaries or the Company’s auditors have identified to the Company’s Board of Directors or the Audit Committee of the Company’s Board of Directors any matter set forth in the preceding clause (i) or (ii). None of the Company or its Subsidiaries has outstanding, or has arranged any outstanding, “extension of credit” to directors or executive officers of the Company prohibited by Section 402 of the U.S. Sarbanes-Oxley Act of 2002.

(e)   Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” that would be required to be disclosed under Item 303(a) of Regulation S-K as promulgated by the SEC. Except as have been described in the Filed SEC Documents, as of the date of this Agreement, there are no unconsolidated direct or indirect Subsidiaries of the Company.

(f)   Since January 1, 2022, there has been no material change in the Company and its Subsidiaries accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.

(g)   The Proxy Statement (including any amendment or supplement thereto), at the time first filed with the SEC, at the time first sent or given to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, MergerCo or any Representatives thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 3.07 Absence of Certain Changes.

(a)   Since the Balance Sheet Date through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business.

(b)   Since the Balance Sheet Date through the date of this Agreement, there has not been any change, event, development, occurrence, state of facts, circumstances or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)   Since the Balance Sheet Date through the date of this Agreement, the Company has not taken any action that, if taken after the date hereof, would constitute a breach of, or otherwise require the consent of Parent under, any of the covenants set forth in Section 5.01(b).

Section 3.08 Legal Proceedings.

(a)   Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no legal, regulatory or administrative Proceeding pending or threatened in writing (or, to the Knowledge of the Company, orally) against (i) the Company, its Subsidiaries, the Joint Venture Entities or its or their respective assets or properties, (ii) against any officer, director or employee, in their capacities as such, or, to the Knowledge of the Company, any other Person with respect to which the Company, any of its Subsidiaries or any of the Joint Venture Entities has or could reasonably be expected to have an indemnification obligation or (iii) that is reasonably expected to result in injunctive relief against the Company, any of its Subsidiaries or any of the Joint Venture Entities. There is no, and since January 1, 2022, there has been no, outstanding order, determination, judgment, injunction, ruling, writ, award or decree (including a suspension or debarment) of any Governmental Authority (a “Judgment”) by or before any Governmental Authority to which the Company, any of its Subsidiaries or any of the Joint Venture Entities is a party or any of its or their respective assets are bound that would be material to the Company and its Subsidiaries, taken as a whole.

(b)   Since January 1, 2022, (i) the Company and its Subsidiaries have not received any written complaints, allegations or Proceedings, or to the Knowledge of the Company, unwritten formal allegations or complaints, relating to alleged or actual sexual harassment by any employee of the Company or its Subsidiaries at or above the level of senior vice president, and

(ii) none of the Company or its Subsidiaries have entered into a settlement Contract with any employee of the Company or any of its Subsidiaries or any other Person that involves allegations of sexual harassment by any employee of the Company or its Subsidiaries at or above the level of senior vice president.

Section 3.09 Compliance with Laws; Permits.

(a)   The Company, its Subsidiaries and the Joint Venture Entities are, and have been since January 1, 2022, in compliance with all Laws and Judgments, applicable to the Company, its Subsidiaries and the Joint Venture Entities or their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2022, the Company has been in compliance in all material respects with the applicable listing and governance rules and regulations of NASDAQ, except where the failure to comply with such rules and regulations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)   The Company and its Subsidiaries hold all licenses, franchises, permits, certificates, consents, approvals, authorizations, designations, waivers, ratings, operations specifications, exemptions, variances, orders, clearances, grants, directives, deviations, registrations and other similar authorities from any Governmental Authority (collectively, “Permits”) necessary for the lawful conduct of their respective businesses and all such Permits are valid and in full force and effect, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No event has occurred with respect to any of the Permits which permits, or after notice or lapse of time or both would permit, the suspension, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is not pending any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of the Company and any of its Subsidiaries that impairs or threatens to impair the validity of any Permit or which would reasonably be expected, if accepted or granted, to result in the suspension or revocation of any Permit, except where the impairment, suspension or revocation of any such Permit would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries are, and since January 1, 2022, have been, operating in compliance with the terms of such Permits, except where the failure to be in compliance with such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)   None of the Company, its Subsidiaries or the Joint Venture Entities, nor any of their respective directors, officers or employees acting in such capacity, nor to the Knowledge of the Company, any of its or their respective agents, representatives, or other Persons acting for or on behalf, or at the direction of, any of the foregoing, since October 1, 2019:

(i)   has used or is using any corporate funds for any illegal contributions, gifts, entertainment, or unlawful expenses relating to political activity, has made any bribe, unlawful rebate, payoff, influence payment, kickback or other similar unlawful payment of any nature, nor has violated any applicable Anti-Corruption Law;

(ii)   has been or is, or has been or is owned or controlled by, a Sanctioned Person, nor has engaged in any transactions with or for the benefit of any Sanctioned Person, except to the extent permitted for a Person required to comply with Sanctions, or otherwise violated applicable Sanctions or applicable Anti-Money Laundering Laws; nor

(iii)   has violated any applicable Ex-Im Laws.

(d)   Since October 1, 2019, the Company, its Subsidiaries, the Joint Venture Entities and all of their respective directors, officers and employees, and to the Knowledge of the Company, all of its and their respective agents, representatives, and others Person acting for or on behalf, or at the direction of, any of the foregoing, has obtained, maintained and satisfied the requirements of all import and export licenses, consents, notices, waivers, approvals, orders, registrations, declarations and other authorizations, and made all filings with any Governmental Authority required for (i) the import, export, and re-export or transfer of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals.

(e)   Since October 1, 2019, the Company and its consolidated Subsidiaries have adhered to a system of internal controls reasonably designed to ensure compliance with Anti-Corruption Laws, Sanctions, and Ex-Im Laws, and have maintained accurate books and records as required by the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(f)   Since October 1, 2019, the Company, its Subsidiaries and the Joint Venture Entities have not received any written allegation, inquiry, notice or communication that alleges that the Company, its Subsidiaries or the Joint Venture Entities, or any director, officer, employee, agent, representative, or other Person acting for or on behalf, or at the direction, of any of the foregoing, has violated any Anti-Corruption Laws, Sanctions, or Ex-Im Laws, and, to the Knowledge of the Company, no circumstances presently exist that would reasonably be expected to give rise to any such allegation, inquiry, notice or communication.

(g)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are not in default under or violation of, and, to the Knowledge of the Company, are not being investigated for or charged by any Governmental Authority with a violation of, any Law, Aviation Regulation or Permit, (ii) since January 1, 2022, each of the Company and its Subsidiaries has timely filed all material submissions, reports, registrations, renewals, schedules, forms, notices, statements, disclosures and other documents, together with any amendments required to be made with respect thereto, that it was required to file with the Aviation Regulators, and, in each case, has paid all fees and assessments due and payable in connection therewith, (iii) no Aviation Regulator has taken any action or threatened in writing (or, to the Knowledge of the Company, orally) to take any action to amend, modify, suspend, revoke, terminate, cancel, withdraw or otherwise materially affect any Permit and (iv) the Company has not received any written notice or communication of any material noncompliance with any Law, Aviation Regulation or Permit.

Section 3.10 Tax Matters.

(a)   Except as has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)   The Company, its Subsidiaries and the Joint Venture Entities have properly prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns (including information provided therewith or with respect thereto) required to be filed by the Company or its Subsidiaries, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all respects.

(ii)   All Taxes owed by the Company, its Subsidiaries and the Joint Venture Entities that are due (whether or not shown on any Tax Return) have been timely paid.

(iii)   The Company and its Subsidiaries (i) have complied in all respects with all applicable Laws relating to the withholding of Taxes, (ii) have collected all sales and use, value added, goods and services and similar Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or have been furnished properly completed exemption certificates, (iii) are in compliance in all respects with all applicable transfer pricing Laws and regulations and (iv) are in compliance in all respects with all Laws applicable to abandoned or unclaimed property or escheat and have timely paid, remitted or delivered to each jurisdiction all amounts in respect of unclaimed or abandoned property required by any applicable Laws to be paid, remitted or delivered to that jurisdiction.

(iv)   Neither the Company nor any of its Subsidiaries has any currently open, or received written notice of any, pending audits, examinations, investigations, proposed adjustments, claims or other Proceedings in respect of any Taxes.

(v)   No deficiency for any Tax has been asserted or assessed, in each case, against the Company or any of its Subsidiaries that has not been fully resolved or withdrawn, and no claim has been made in writing in a jurisdiction where the Company or any of its Subsidiaries does not file a type of Tax Return that the Company or any of its Subsidiaries is or may be subject to such type of taxation by or required to file such type of Tax Return in that jurisdiction, which claim has not been resolved.

(vi)   There are no Encumbrances for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, except for (x) statutory Encumbrances for Taxes not yet due and payable or (y) the amount or validity of which are being contested in good faith and by appropriate Proceedings and for which appropriate reserves have been established in accordance with GAAP.

(b)   Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring since January 1, 2022, that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(c)   Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, joint, unitary or combined or similar group of corporations for purposes of filing a Tax Return (other than an “affiliated group” as defined by Section 1504(a) of the Code the common parent of which is the Company and which only includes the Company and its Subsidiaries) or has any liability for the Taxes of any Person (other than the Company or its

Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. law), as a transferee or successor or otherwise as a matter of Law.

(d)   Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any material obligation under, any Tax sharing, allocation or indemnification Contract or similar Contract or arrangement other than (i) Contracts or arrangements solely among the Company or its Subsidiaries and (ii) Tax indemnification provisions in any Contract or arrangement entered into in the ordinary course of business the primary purpose of which is not Taxes.

(e)   Neither the Company nor any of its Subsidiaries has waived any material statute of limitations in respect of Taxes or agreed to any extension of time with respect to a material assessment, collection, reassessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) and no material request for any such waiver or extension is currently pending.

(f)   Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(g)   Neither the Company nor any of its Subsidiaries will be required to include in a taxable period (or portion thereof) ending after the Closing Date a material amount of taxable income or a material item of deduction attributable to income that accrued or event or transaction that occurred in a taxable period (or portion thereof) ending on or prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or portion thereof) as a result of (i) any change in or incorrect use of accounting method on or prior to the Closing Date, (ii) closing agreements pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Law entered into on or prior to the Closing Date, (iii) an installment sale or open transaction arising on or prior to the Closing Date, (iv) any prepaid amount received or paid, or deferred revenue accrued or (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provisions of state, local or non-U.S. Law).

(h)   Neither the Company nor any of its Subsidiaries has executed, entered into or is subject to any IRS private letter ruling or comparable agreement or ruling of any other taxing authority, nor is any such ruling or request for such ruling currently pending.

(i)   Neither the Company nor any of its Subsidiaries has a permanent establishment (as defined in any applicable Tax treaty) or other fixed place of business in, or is tax resident in, a country other than the country in which it is organized.

(j)   (i) Each of Air Transport International, LLC, 321 Precision Conversions, LLC and GA Telesis Engine Services, LLC (each a “Partnership”) is, and has been at all times since its formation, properly classified as a partnership for U.S. federal income (and applicable state and local) tax purposes and (ii) except as provided in clause (i), each of the Company and its Subsidiaries is treated as a corporation for U.S. federal income (and applicable state and local) tax purposes, and none of the Company or any of its Subsidiaries has made any election under Treasury Regulation Section 301.7701-3 to change its initial classification.

(k)   No Partnership has made any election pursuant to Section 1101(g) of the Bipartisan Budget Act of 2015 to cause Sections 6221–6241 of the Code (as amended by the Bipartisan Budget Act of 2015) to apply to any taxable year beginning prior to January 1, 2018 (or any comparable election for state or local Tax purposes). No Partnership has elected to be subject at the partnership level to an income Tax imposed by a state, a political subdivision thereof, or the District of Columbia.

(l)   Neither the Company nor any of its Subsidiaries has deferred any payroll or employment Taxes that remains unpaid or claimed any other benefit or relief, in each case, pursuant to the CARES Act.

Section 3.11 Employee Benefits.

(a)   Section 3.11(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any material amendments thereto, (ii) the most recent determination or opinion letter from the Internal Revenue Service, (iii) the most recent annual report on Form 5500 filed with the IRS (and attached schedules) and the most recent actuarial valuation or similar report, (iv) each current trust agreement, insurance or group annuity contract or other funding vehicle and (v) for the three (3) most recent years, any material non-routine correspondence with the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation, the SEC and any other Governmental Authority regarding the operation and administration of any Company Plan.

(b)   Each Company Plan has been administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status. There are no claims pending or threatened in writing (or, to the Knowledge of the Company, orally) (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto and no audit or other Proceeding by a Governmental Authority is pending or threatened in writing (or, to the Knowledge of the Company, orally) with respect to any Company Plan, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Company Plan, or in accordance with applicable Law, have been timely made or properly accrued and (ii) there have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plans.

(c)   Neither the Company nor any Commonly Controlled Entity has in the past six (6) years maintained, sponsored or contributed to or been obligated to maintain, sponsor or contribute to, or has any liability with respect to any (i) defined benefit pension plan (as defined in Section 3(35) of ERISA) or a plan subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or (iii) multiple employer welfare arrangement as defined in Section 3(40) of ERISA. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (A) each of the Company and any Subsidiary or entity with which the Company or any Subsidiary is considered a single employer under Section 414(b), (c), (m) or (o) of the Code (a “Company ERISA Affiliate”) has at all times satisfied the minimum funding standard of Sections 412 and 430 of the Code and Sections 302 and 303 of ERISA, whether or not waived, and such Company Plan is not currently, and is not reasonably expected to be, in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, and the consummation of the Transactions will not result in the occurrence of any such reportable event; (C) all premiums to the PBGC have been timely paid in full; (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any Company ERISA Affiliate; (E) the PBGC has not instituted proceedings to terminate any such Company Plan and, to the Knowledge of the Company, no condition exists that presents a risk that such proceeds will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Plan; and (F) neither the Company nor any other Company ERISA Affiliate has engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA since January 1, 2018, and the consummation of the Transactions will not result in the occurrence of any such event.

(d)   Except as set forth in Section 3.11(d) of the Company Disclosure Letter, no Company Plan (other than an individual employment, severance or other similar agreement) provides benefits or coverage in the nature of health, life or disability insurance following retirement, other than benefits or coverage (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code or any other applicable Law or (ii) the full cost of which is borne by the recipient (or any of their beneficiaries).

(e)   Except as set forth in this Agreement, the consummation of the Merger Transactions will not, either alone or in combination with another event, result in (i) any of the following with respect to any current or former director, officer or employee of the Company or its Subsidiaries: (A) material severance pay upon any termination of employment or service after the date of this Agreement, or any increase thereof; (B) any payment, compensation or benefit becoming due, or any increase thereof; (C) the acceleration of the time of payment or vesting of any payment, compensation or benefit, or increase thereof; and (D) any funding (through a grantor trust or otherwise) of benefits under any Company Plan; (ii) any limitation or restriction on the right to amend, terminate or transfer the assets of any material Company Plan on or following the Effective Time; or (iii) the payment of any amount that could, individually or in combination with any other payment, be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). None of the Company or its Subsidiaries is a party to or has any obligation under any Company Plan or otherwise to gross-up or indemnify any Person for excise Taxes payable pursuant to Section 409A or 4999 of the Code.

(f)   All Company Plans maintained outside the jurisdiction of the U.S. that provide compensation or benefits in respect of any employee of the Company or its Subsidiaries that is primarily based outside the U.S., (i) if intended to qualify for special Tax treatment or be registered, meet all requirements for such treatment and are registered; (ii) if intended to be funded or book-reserved, are fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and (iii) have been maintained in good standing with applicable Governmental Authorities and in compliance with all applicable Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)   Prior to the date of this Agreement, the Company provided Parent with a document that sets forth a true and complete list of all Equity-Based Awards outstanding as of the date of this Agreement, including with respect to each such award: (i) the name of the holder thereof; (ii) the number of shares of Company Common Stock subject to such award (assuming attainment of the target level of performance, in the case of performance-based awards); (iii) the grant or issuance date; and (iv) any applicable vesting schedule. Each Equity-Based Award may, by its terms, be treated at the Effective Time as set forth in Section 2.03.

Section 3.12 Labor Matters.

(a)   Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each Collective Bargaining Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there is no, and since January 1, 2022, there has been no, labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or threatened in writing (or, to the Knowledge of the Company, orally) against or affecting the Company or its Subsidiaries, (ii) since January 1, 2022, none of the Company or its Subsidiaries have materially breached or otherwise materially failed to comply with the provisions of any Collective Bargaining Agreement by which it is bound and (iii) since January 1, 2022, there have been no material union grievances or union representation questions involving employees of the Company or its Subsidiaries nor have any such grievances or questions been threatened in writing (or, to the Knowledge of the Company, orally) against or affecting the Company or its Subsidiaries.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or its Subsidiaries are, and since January 1, 2022 have been, in compliance with all applicable Laws and Judgments relating to labor, employment and employment practices, including all such Laws relating to discrimination, harassment, retaliation, equal opportunity, affirmative action, workers’ compensation, terms and conditions of employment, termination of employment, wages, overtime, classification and compensation of employees and consultants and independent contractors, social security and Tax matters in connection with employees and independent contractors, pay equity, hours, disability rights and benefits, employee leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, child labor, unfair labor practices, labor relations, profit sharing, employment hiring, paid sick time, background screens, drug testing, and layoffs

(including the WARN Act, the Railway Labor Act, as amended, or similar federal, state or local mass layoff or plant closing Law).

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or as set forth on Section 3.12(c) of the Company Disclosure Letter, there is no, and since January 1, 2022, there has been no, Proceeding threatened in writing (or, to the Knowledge of the Company, orally) against the Company or its Subsidiaries brought by or on behalf of any current or former employee, applicant for employment, officer, director or individual independent contractor of the Company or its Subsidiaries, any group or class of the foregoing, or any Governmental Authority, alleging: (i) violation of any labor or employment Laws; (ii) breach of any Collective Bargaining Agreement; (iii) breach of any express or implied contract of employment; (iv) wrongful termination of employment; or (v) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission.

(d)   None of the Company or its Subsidiaries have advanced or loaned any sums to any employee or individual independent contractor, or promised to do so, the outstanding amount of which, in the aggregate, exceeds (or would exceed) $500,000 or individually, exceeds (or would exceed) $100,000, except any loans provided for by any defined contribution plan subject to Section 401(k) of the Code.

(e)   Except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2022, (i) all individuals who perform or have performed services for the Company or its Subsidiaries have been properly classified under applicable Law (x) as employees or individual independent contractors and (y) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act and state Law), and no such individual has been improperly included or excluded from any Company Plan and (ii) none of the Company or its Subsidiaries have received written (or, to the Knowledge of the Company, oral) notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

Section 3.13 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries are, and have been since January 1, 2022, in compliance with all applicable Environmental Laws, and neither the Company nor any Subsidiary has received any written (or, to the Knowledge of the Company, oral) notice since January 1, 2022 (or prior to that time if the matter remains unresolved) alleging that the Company or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, (b) the Company and its Subsidiaries possess and are, and have been since January 1, 2022, in compliance with all Permits required under Environmental Laws for the operation of their respective businesses, properties and assets, and all such Permits are in full force and effect, (c) there is no Proceeding under or pursuant to any Environmental Law that is pending or threatened in writing (or, to the Knowledge of the Company, orally) against the Company or its Subsidiaries, (d) neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws, and (e) there has been no Release of, contamination by or exposure of any Person to Hazardous Substances (including on, at, under or from any property currently or, during the period of ownership, lease or operation by the Company or its Subsidiaries, formerly owned, leased or occupied by the Company or its Subsidiaries) in a manner, quantity or concentration that has given or would give rise to any Proceeding against, or any obligation to conduct remediation by, or other liability of the Company or its Subsidiaries under any Environmental Law, and (f) neither the Company nor any of its Subsidiaries has assumed by Contract any liability of any other Person arising under Environmental Law or relating to the investigation or remediation of Hazardous Substances.

Section 3.14 Intellectual Property.

(a)   Section 3.14(a) of the Company Disclosure Letter includes, as of the date of this Agreement, all of the material Registered Company Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company or its Subsidiaries exclusively own all of the Owned Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), (ii) all of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable, and (iii) the Company and its Subsidiaries have taken all necessary actions to maintain and protect each item of Registered Company Intellectual Property in all material respects.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries owns, is licensed or otherwise has the right to use all material Intellectual Property reasonably necessary to conduct the business of the Company and its Subsidiaries (taken as a whole) (the “Company Intellectual Property”); provided that nothing in this Section 3.14(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.14(f).

(c)   Section 3.14(c) of the Company Disclosure Letter lists, as of the date of this Agreement, each Contract: (i) pursuant to which any material Intellectual Property is licensed (or the use thereof is granted) to the Company or any of its Subsidiaries or (ii) pursuant to which the Company or any of its Subsidiaries has granted to any Person any right or interest in or to use any material Owned Company Intellectual Property, in each case, excluding (A) licenses to off-the-shelf software or other software widely available on generally standard terms and conditions with annual or one-time fees less than $3,000,000; (B) non-exclusive licenses granted in the ordinary course of business; (C) Contracts under which a non-exclusive license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business; and (E) proprietary agreements with employees or contractors on a standard form (or a substantially similar form) of the Company or any of its Subsidiaries (collectively, the “IP Contracts”).

(d)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have made reasonable best efforts to protect and maintain the confidentiality of Trade Secrets included in the Owned Company Intellectual Property.

(e)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all employees, officers and consultants who have developed any material Owned Company Intellectual Property have assigned, or have entered into appropriate agreements assigning, all of their right, title and interest in any such Owned Company Intellectual Property to the Company or any of its Subsidiaries.

(f)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no adverse third-party Proceedings are pending or threatened in writing (or, to the Knowledge of the Company, orally) against the Company or its Subsidiaries (i) challenging the ownership, validity or use by the Company or its Subsidiaries of any Owned Company Intellectual Property or (ii) alleging that the Company or its Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(g)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, currently and since January 1, 2022, (i) no Person is or has been infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Owned Company Intellectual Property and (ii) the operation of the business of the Company or its Subsidiaries, has not violated, misappropriated or infringed the Intellectual Property of any other Person.

(h)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is required to provide any source code of software included in the Owned Company Intellectual Property to any party as a result of using, distributing or making available any open source software (other than the open source software itself).

Section 3.15 Data Privacy and Technology; Information Security.

(a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws, binding industry standards and with their own respective privacy policies (“Privacy Policies”) relating to data privacy and Personal Information, including with respect to the collection, storage, processing, disclosure, transfer and use of Personal Information (“Privacy Obligations”) and (ii) since January 1, 2022, none of the Company or its Subsidiaries has received a complaint from any Governmental Authority or any other third party regarding its collection, storage, processing, disclosure, transfer or use of Personal Information that is pending or unresolved. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2022, the Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, designed to ensure the confidentiality, integrity, availability, privacy and security of Personal Information within the possession or control of the Company or any of its Subsidiaries and to protect any Personal Information under their possession or control from any use or access that would violate Privacy Obligations or any contractual obligations relating to data privacy and Personal Information applicable to the Company or its Subsidiaries.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2022, neither the Company nor any of its Subsidiaries (nor the service providers hosting their information) has experienced any breaches, outages or unauthorized uses of or accesses to the Company Owned IT Assets or any breaches or unauthorized uses of or accesses to Personal Information or Trade Secrets of the Company or its Subsidiaries.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Owned IT Assets (and the other Company IT Assets with respect to the Personal Information or Trade Secrets of the Company or its Subsidiaries) (i) operate and perform in all respects as required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted, and (ii) have not malfunctioned or failed since January 1, 2022. The Company and its Subsidiaries have taken reasonable best efforts and implemented commercially reasonable safeguards, designed to protect the Company Owned IT Assets (and the other Company IT Assets with respect to the Personal Information or Trade Secrets of the Company or its Subsidiaries) from unauthorized access and from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement or destruction of, software, data or other materials (“Malicious Code”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Owned IT Assets (and the other Company IT Assets with respect to the Personal Information or Trade Secrets of the Company or its Subsidiaries) are free from Malicious Code.

Section 3.16 Property.

(a)   Neither of the Company nor any of its Subsidiaries owns any real property, nor is it a party to any Contract or otherwise has any obligation to acquire any real property.

(b)   Section 3.16(b) of the Company Disclosure Letter set forth, as of the date hereof, a true and complete list of the address of each Leased Real Property and a description of each material Company Lease. The Company has made available to Parent a true, correct and complete copy of each material Company Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Lease is in full force and effect, and the Company or one of its Subsidiaries has a good and valid leasehold, sub-leasehold or license interest (as lessee, sublessee or licensee) in each Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances), (ii) neither the Company nor any of its Subsidiaries has received written (or, to the Knowledge of the Company, oral) notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending or threatened, in each case, affecting any portion of the Leased Real Property and (iii) no Leased Real Property is subject to any lease, license, sublease or use and occupancy agreement pursuant to which the Company has granted any third party the right to use or occupy all or any portion of any Leased Real Property.

Section 3.17 Contracts.

(a)   Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Material Contract. For purposes of this Agreement, “Material Contract” means any Contract (but excluding any Company Plan or any

Collective Bargaining Agreement) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:

(i)   is filed as an exhibit to the Company’s Annual Report on Form 10-K or is otherwise a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)   is a joint venture, partnership or other similar arrangement, other than with respect to any partnership that is wholly-owned by the Company or any of its wholly-owned Subsidiaries;

(iii)   (A) provides for Indebtedness of the Company or any of its Subsidiaries (including Indebtedness of the Company or any of its Subsidiaries that is secured by any aircraft, engines or related aircraft equipment) having an outstanding principal amount or committed principal amount in excess of $5,000,000 (other than Indebtedness solely between or among any of the Company and its wholly-owned Subsidiaries), (B) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any obligation of a Person, other than the Company or any of its wholly-owned Subsidiaries (including any guarantee of indebtedness or any “keep well” or other agreement to maintain any financial statement condition), (C) evidences any swap or hedging transaction or other derivative agreements, (D) under which the Company or any of its Subsidiaries, directly or indirectly, has agreed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly-owned Subsidiaries), in any such case which, individually, is in excess of $500,000, other than investments in the Company or any of its wholly-owned Subsidiaries, or (E) provides that the Company or its Subsidiaries shall create or grant an Encumbrance on the property or assets of the Company or its Subsidiaries;

(iv)   relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise), (A) for aggregate consideration under such Contract in excess of $5,000,000 that was entered into after January 1, 2022, (B) with material obligations remaining to be performed or with material actual or potential liability continuing after the date of this Agreement or (C) pursuant to which any earn-out or deferred or contingent payment obligation of more than $2,500,000 remains outstanding against the Company, excluding, (1) acquisitions or dispositions of real property which are the subject of Section 3.17(a)(vi), (2) repurchases by the Company of Company Common Stock or (3) acquisitions or dispositions of inventory and equipment in the ordinary course;

(v)   is a material Company Lease;

(vi)   is for the purchase or sale of an interest in real property in excess of $500,000;

(vii)   obligates the Company to make any capital expenditure in an amount in excess of $2,000,000 in any calendar year;

(viii)   includes a binding obligation to purchase or lease aircraft, engines or simulators where the reasonably expected expenditures under any such Contract exceed

$10,000,000 per annum (other than Contracts that may be terminated or cancelled by the Company without incurring any penalty);

(ix)   is a Contract for maintenance or repair and overhaul that would reasonably be expected to result in the Company incurring costs in excess of $10,000,000 during the twelve (12)-month period ending December 31, 2024, or December 31, 2025;

(x)   is a Contract not disclosed pursuant to the other subsections of this Section 3.17(a) and that by its terms is reasonably expected to result in (A) minimum payments to the Company under such Contract of more than $5,000,000 during the twelve (12)-month period ending December 31, 2024, or December 31, 2025, (B) minimum payments from the Company under such Contract of more than $3,500,000 during the twelve (12)-month period ending December 31, 2024, or December 31, 2025 or (C) has five (5) years or more remaining in its term, provides for payments to or from the Company under such Contract following the date of this Agreement in excess of $3,000,000 annually or $10,000,000 in the aggregate and cannot be cancelled by the Company upon notice of ninety (90) days or less;

(xi)   is a Contract with a Significant Customer or Significant Vendor;

(xii)   is a settlement agreement (A) requiring the Company or any of its Subsidiaries to pay consideration of more than $2,500,000 after the date of this Agreement, (B) imposing material future limitations on the operation of Company or its Subsidiaries or (C) entered into since January 1, 2022, that includes the admission of wrongdoing by the Company or its Subsidiaries or any of their respective officers or directors;

(xiii)   expressly (A) prohibits the payment of dividends or distributions in respect of the capital stock or other securities of the Company or any of its Subsidiaries or (B) prohibits the pledging of the capital stock or other securities of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by the Company or any of its Subsidiaries;

(xiv)   any Company Associated Party Contract;

(xv)   is an IP Contract; or

(xvi)   contains provisions that (A) grant a “most favored nation” or most favored customer pricing to any Person, (B) prohibit in a material respect the Company or any of its Subsidiaries from competing in or conducting or transacting in any line of business, with any Person or in any geographical area, (C) grant a right of exclusivity that is material to the Company or any of its Subsidiaries, first refusal, put, call or similar rights or any similar term for the benefit of a third party.

(b)   (i) Subject to the Bankruptcy and Equity Exception, and except, solely for this clause (i), for terminations arising after the date hereof in accordance with the terms of the applicable Contract (other than as a result of, or in connection with, the circumstances set forth in clauses (ii) through (v) below), each Material Contract is valid and binding on the Company and its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries have received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iv) to the Knowledge of the Company, the counterparty under such Material Contract is not in breach or default thereof, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (v) no event has occurred that, with notice or lapse of time or both, would constitute a breach or default or would permit or cause the termination or acceleration or creation of any right or obligation under any Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)   As of the date hereof, the Company has made available to Parent true, correct and complete copies of the Material Contracts.

Section 3.18 Government Contracts.

(a)   Except to the extent disclosure is restricted by applicable Law, Section 3.18(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of the Company’s Government Contracts. Each Government Contract is in full force and effect and constitutes a legal, valid, and binding agreement, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Company has made available to Parent true, correct and complete copies of the Government Contracts as of the date of this Agreement. All task orders, purchase orders, and delivery orders awarded to the Company or any of its Subsidiaries were done so in accordance with the applicable Government Contract and do not materially change any terms and conditions of those Contracts.

(b)   With respect to each Government Submission to which the Company or any of its Subsidiaries is a party, since January 1, 2022: (i) the Company and its applicable Subsidiary have complied with all material terms and conditions of such Government Submissions; (ii) all representations and certifications executed or provided with respect to such Government Submissions were accurate and truthful in all material respects as of their effective date and the Company is not aware of any evidence that such representations and certifications are not still current, accurate, and complete in all material respects; (iii) the Company and its applicable Subsidiary have complied with all such submissions in all material respects; (iv) to the Knowledge of the Company, the Company and its Subsidiaries have not had access to confidential or non-public information, provided any services, prepared any materials or engaged in any other conduct, in each case, that would reasonably be expected to create an “Organizational Conflict of Interest”, as set forth in FAR 9.501; and (v) since January 1, 2022, the Company and its Subsidiaries have not received any written (or, to the Knowledge of the Company, oral) notice of termination for breach, default or convenience, cure notice, show cause notice, stop work order or non-exercise of any option to extend a multi-year Contract, and no such notice has been threatened in writing (or, to the Knowledge of the Company, orally).

(c)   (i) There are no outstanding material claims, disputes, or requests for equitable adjustment against the Company or any of its Subsidiaries arising under or relating to any Government Submission; (ii) there are no outstanding material claims, disputes or requests for equitable adjustment between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, on the other hand, that are subject to the Contract Disputes Act, 41 U.S.C. §§ 7101-7109; (iii) there are no material disputes between the Company or any of its Subsidiaries, on the one hand, and any prime contractor, subcontractor or vendors, on the other hand, arising under or relating to any such Government Submission; and (iv) no Government Contract is or has been the subject of any bid protest proceeding since January 1, 2022.

(d)   Since January 1, 2022, no material costs incurred by the Company have been formally disallowed, withheld (other than the hold-backs pursuant to Contracts in the ordinary course of business) or set-off by a Governmental Authority or prime contractor or higher-tier subcontractor, and no Governmental Authority or any prime contractor or higher-tier subcontractor has attempted in writing (or, to the Knowledge of the Company, orally) to formally disallow, withhold, set-off or raised any basis for disallowance of material costs claimed by or amounts otherwise due or payable to the Company or any of its Subsidiaries under any Government Contract.

(e)   None of the Company, any of its Subsidiaries, or any of their respective officers, employees, or, to the Knowledge of the Company, government subcontractors, agents or consultants are, or since January 1, 2022 have been, suspended or debarred from doing business with a Governmental Authority, proposed for suspension or debarment, or are (or during such period were) the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Authority.

(f)   Since January 1, 2022, the Company has not received: (i) any written (nor, to the Knowledge of the Company, oral) notice of exclusion, ineligibility or disqualification from award of a Contract since January 1, 2022, nor do any circumstances exist that would warrant the institution of debarment, suspension, or exclusion proceedings or any finding of non-responsibility, ineligibility or disqualification with respect to the Company or any of its Subsidiaries in the future; or (ii) any material adverse past performance evaluations, reports, or ratings (including any weaknesses or deficiencies noted in any Contractor Performance Assessment Reports (“CPARS”) or any ratings less than “Satisfactory” in any CPARS) by the U.S. government nor do any facts exist that would reasonably be expected to result in any material adverse past performance evaluation, report, or rating by the U.S. government with regard to any Government Contract (but excluding any routine audit or inspection that the Company and its Subsidiaries may receive in the ordinary course from the U.S. government).

(g)   Since January 1, 2022, (i) the Company and its Subsidiaries have complied and is in compliance in all material respects with all applicable cybersecurity and information system security requirements regarding the safeguarding of information related to Government Contracts, including FAR 52.204-21, DFARS 252.204-7008, DFARS 252.204-7012, DFARS 252.204-7019 and DFARS 252.204-7020 and (ii) neither the Company nor any of its Subsidiaries has experienced any cyber incident that would require reporting to the U.S. Department of Defense under DFARS 252.204-7012.

(h)   Since January 1, 2022, (i) the Company and its Subsidiaries have complied in all material respects with supply chain restrictions required by their Government Contracts, including the prohibitions on the sale and use of covered telecommunications equipment and services, including FAR 52.204-24, FAR 52.204-25, and FAR 52.204-26, (ii) the Company and its Subsidiaries have not provided covered telecommunications equipment or services to the government in the performance of a Government Contract and (iii) the Company and its Subsidiaries have not used covered telecommunications equipment or services, or used any equipment, system, or service that uses covered telecommunications equipment or services.

(i)   Section 3.18(i) of the Company Disclosure Letter sets forth all facility security clearances held by the Company or any of its Subsidiaries that the Company or its applicable Subsidiary is permitted by Law to disclose. The Company and its Subsidiaries are in compliance in all material respects with applicable national security requirements, including the National Industrial Security Program Operating Manual (“NISPOM”), 32 C.F.R. Part 117, and all applicable requirements under an active Government Contract to which the Company or any of its Subsidiaries is a party relating to the safeguarding of and access to classified information. No facts exist which are reasonably expected to give rise to the revocation, invalidation or suspension of any facility security clearance held by the Company or any of its Subsidiaries or any personnel security clearance held by any employee of the Company or any of its Subsidiaries. Since January 1, 2022, neither Company nor any of its Subsidiaries has received an overall rating of less than “Satisfactory” from any DCSA or other Cognizant Security Agency (“CSA”) inspection or audit and there has been no unauthorized disclosure of classified information by employees of the Company or any of its Subsidiaries.

Section 3.19 Aircraft.

(a)   Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (i) all aircraft operated under the operating certificate of any of the Airline Subsidiaries (the “Operated Aircraft”) and (ii) all aircraft owned or leased by the Company or any of its Subsidiaries and operated under the operating certificate of any Person other than the Company or any of its Subsidiaries (the “Leased Aircraft” and, together with the Operated Aircraft, the “Aircraft”), including, for each Aircraft, a description of the type, manufacturer’s model name, manufacturer’s serial number, registration number with the U.S. FAA or applicable non-U.S. aviation authority, the manufacture date or age, whether it is owned or leased, the identity of the owner or lessee, and whether the Aircraft is the subject of a security agreement or other financing arrangement and the identity of the financing party.

(b)    (i) All Operated Aircraft and all Leased Aircraft are properly registered on the aircraft registry of the FAA or applicable non-U.S. aviation authority, are in airworthy condition (except for any Aircraft undergoing maintenance or in storage), and have validly issued certificates of airworthiness from the FAA or applicable non-U.S. aviation authority that are in full force and effect (except for the period of time any Aircraft may be out of service and such certificate is suspended in connection therewith), (ii) an aircraft registration certificate has been issued by the FAA or applicable non-U.S. aviation authority for each Operated Aircraft and each Leased Aircraft and (iii) each such aircraft registration certificate is current and valid.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Operated Aircraft are being maintained in all material respects according to applicable FAA regulatory standards and FAA-approved maintenance programs of the Airline Subsidiaries (except for any Operated Aircraft being harvested for parts that will not be returned to service). The Airline Subsidiaries have implemented maintenance schedules with respect to their Operated Aircraft and engines that, if complied with, result in the satisfaction of all requirements under all applicable airworthiness directives of the FAA and Aviation Regulations required to be complied with and which are in accordance with the FAA-approved maintenance program of the Airline Subsidiaries; and the Airline Subsidiaries are in compliance with such maintenance schedules in all material respects (except with respect to Operated Aircraft in storage).

(d)   With respect to each Operated Aircraft owned by any of the Airline Subsidiaries (“Owned Aircraft”), the relevant Airline Subsidiary holds good and marketable title to such Owned Aircraft free and clear of any Encumbrances (except for any Permitted Encumbrances).

(e)   With respect to Leased Aircraft, (i) each lease identified in Section 3.19(a) of the Company Disclosure Letter is, subject to the Bankruptcy and Equity Exception, in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) no breach or default under such lease has occurred or is continuing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iii) no event which, with the giving of notice or passing of time or both, would constitute a breach or default under any such lease has occurred, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.20 U.S. Citizen; Air Carrier. Each of the Company, its Airline Subsidiaries and Cargo Aircraft Management, Inc. is a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act and as interpreted by DOT, and each of the Airline Subsidiaries is fully authorized and qualified to operate as an “air carrier” within the meaning of the Federal Aviation Act. Except for the Airline Subsidiaries, none of the Company or its Subsidiaries are air carriers within the meaning of the Federal Aviation Act.

Section 3.21 Insurance. Section 3.21 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all material insurance policies and fidelity bonds and all material self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers or directors, assets and operations of the Company and its Subsidiaries, showing the type of coverage, insurer, effective dates and policy numbers, and with respect to any self-insurance or co-insurance arrangements, the reserves established thereunder (collectively, the “Insurance Policies”). The Company has made available to Parent true, correct and complete copies of each Insurance Policy. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance with reputable and financially sound insurers in such amounts and providing adequate coverage against all risks customarily insured against by companies of similar size and financial condition and engaged in similar lines of business as the Company and its Subsidiaries, (b) all of the Insurance Policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, (c) all premiums due and payable thereon have been paid when due and the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies, (d) since January 1, 2022, none of the Company or its Subsidiaries has received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (e) none of the Company or its Subsidiaries are in breach of, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured under the Insurance Policies, (f) no early termination of any Insurance Policy is or has been threatened in writing (or, to the Knowledge of the Company, orally) and (g) the Insurance Policies are sufficient for compliance with the requirements of any Contract and applicable Law. Since January 1, 2022, (i) there is no claim by the Company or any of its Subsidiaries pending under any Insurance Policy in favor of the Company and its Subsidiaries that has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business, and (ii) with respect to each material Proceeding that has been filed or investigation that has been initiated against the Company, no insurance carrier has disputed, questioned or issued a denial of coverage with respect to any such material Proceeding or investigation, or informed any of the Company of its intent to do so, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.22 No Rights Agreement; Anti-Takeover Provisions.

(a)   As of the date hereof, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)   Assuming the accuracy of the representations and warranties set forth in Section 4.07 (Certain Arrangements) and Section 4.11 (Ownership of Equity of the Company), the Board of Directors of the Company has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement or the Transactions and no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law (each, together with Section 203 of the DGCL, a “Takeover Law”) applies or will at any time prior to the Effective Time apply to the Merger or the other Transactions.

Section 3.23 Opinion of Financial Advisor. GS & Co. (“Goldman”) has delivered to the Board of Directors of the Company (the “Company Board”) its written opinion (or oral opinion to be confirmed in writing), dated as of the date thereof, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than (i) shares of Company Common Stock canceled pursuant to Section 2.01(b) and (ii) Appraisal Shares) is fair from a financial point of view to such holders of shares of Company Common Stock. It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or MergerCo or their Affiliates. A signed, true, correct and complete copy of Goldman’s opinion will be made available to Parent for informational purposes only (on a non-reliance basis) promptly following receipt by the Company Board (and, in any event, within two (2) Business Days of the date of Agreement).

Section 3.24 Brokers and Other Advisors. Except for Goldman, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, in connection with the Merger Transactions based upon arrangements made by or on behalf of the Company. All fees and expenses incurred by the Company or its Subsidiaries in connection with the Transactions to Goldman shall not exceed the amount set forth in or contemplated by Goldman’s engagement letter with the Company for the Merger Transactions, a copy of which has been provided to Parent on an “outside counsel only” basis prior to the date hereof, and which amount is set forth on Section 3.24 of the Company Disclosure Letter.

Section 3.25 Related Persons Transactions. Except for compensation or other employment arrangements in the ordinary course of business or as otherwise disclosed in the Company SEC Documents, there are no Contracts, arrangements, understandings or transactions between the Company or its Subsidiaries, on the one hand, and any Associated Party thereof (but not including any wholly-owned Subsidiary of the Company), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K (each a, “Company Associated Party Contract”). No Associated Party owns, directly or indirectly, on an individual or joint basis, (a) any interest in any material property, rights or assets of the Company or any of its Subsidiaries or (b) any interest in, or serves as an officer or director or in another similar capacity of, any vendor or other independent contractor of the Company or its Subsidiaries, or any Person which has a Contract with the Company or its Subsidiaries.

Section 3.26 Vendors and Customers. Section 3.26 of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of the ten (10) largest vendors or service providers (other than financial institutions) of the Company and its Subsidiaries (based on the dollar value of reasonably expected expenditures by the Company and its Subsidiaries for fiscal year 2024) (“Significant Vendors”) and the five (5) largest customers of the Company and its Subsidiaries (based on the dollar value of reasonably expected revenues to the Company and its Subsidiaries for fiscal year 2024) (“Significant Customers”), together with amounts paid by or to such Persons during such period. None of the Significant Vendors or Significant Customers has modified, canceled or otherwise terminated, or threatened in writing (or, to the Knowledge of the Company, orally) to modify, cancel or otherwise to terminate, its relationship with the Company or its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2022, none of the Company or any of its Subsidiaries has been involved in any material claim, dispute or controversy with any Significant Vendor or Significant Customer, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.27 Assets. The Company and its Subsidiaries have good and valid title to, or have a valid leasehold interest in, or a valid right under Contract to use, all of the material tangible personal property reflected in the latest balance sheet of the Company included in the Company SEC Documents prior to the date hereof as being owned by the Company or its Subsidiaries or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, other than Permitted Encumbrances. The tangible personal property owned by the Company and its Subsidiaries is in good operating condition and repair for its continued use as it has been used in all material respects, subject to reasonable wear and tear, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.28 Solvency. As of immediately prior to the Effective Time, but without giving effect to the Merger or any other repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter in connection with and contingent upon the Closing, the Company will be Solvent.

Section 3.29 No Other Parent or MergerCo Representations or Warranties. In entering into this Agreement, the Company acknowledges that it and its Representatives have conducted their own investigation, review and analysis of Parent and MergerCo and have relied solely on the representations and warranties of Parent and MergerCo expressly set forth in Article IV and have not relied on any factual representations, warranties, statements or opinions of Parent or MergerCo or their respective Representatives (except the representations and warranties of Parent and MergerCo expressly contained in Article IV). Except for the representations and warranties made by Parent and MergerCo in Article IV, none of Parent, Merger Co or any other Person on behalf of Parent or MergerCo makes any other express or implied representation or warranty with respect to Parent, MergerCo, their Affiliates or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company acknowledges the foregoing.

Article IV
Representations and Warranties of Parent and MergerCo

Parent and MergerCo jointly and severally represent and warrant to the Company:

Section 4.01 Organization; Standing. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and MergerCo is a corporation duly incorporated, validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State of Delaware. Each of Parent and MergerCo has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.02 Authority; Noncontravention.

(a)   Each of Parent and MergerCo has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of MergerCo has adopted resolutions (i) unanimously approving the execution, delivery and performance by MergerCo of this Agreement and the consummation by MergerCo of the Transactions, (ii) declaring that this Agreement and the Merger are advisable and (iii) directing that this Agreement be submitted for consideration at a meeting or by unanimous written consent of MergerCo’s stockholder and recommending it for adoption thereby, which resolutions have not been subsequently rescinded, modified or withdrawn. No vote of the holders of shares of Parent is necessary to approve this Agreement or the consummation by Parent and MergerCo of the Merger and the other Transactions. Parent, as the sole stockholder of MergerCo, will adopt this Agreement and approve the Transactions immediately following the execution and delivery of this Agreement. Except as expressly set forth in this Section 4.02(a), or would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no other action on the part of Parent or MergerCo is necessary to authorize the execution, delivery and performance by Parent and MergerCo of this Agreement and the consummation by Parent and MergerCo of the Transactions. This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and MergerCo, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)   Neither the execution and delivery of this Agreement by Parent and MergerCo, nor the consummation by Parent or MergerCo of the Transactions, nor performance or compliance by Parent or MergerCo with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or MergerCo or (ii) assuming that the consents, approvals, filings, licenses, permits, authorizations, declarations, notifications and registrations referred to in Section 4.03 are obtained prior to the Effective Time and the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, MergerCo or any of their respective Subsidiaries or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, MergerCo or any of their respective Subsidiaries are a party or accelerate Parent’s, MergerCo’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.03 Governmental Approvals.

(a)   Except for (i) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (ii) compliance with the rules and regulations of the NASDAQ, (iii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (iv) filings required under, and compliance with other applicable requirements of the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws set forth on Section 3.05(d) of the Company Disclosure Letter, (v) compliance with the requirements of Title 49 of the U.S.C. and the Aviation Regulations set forth on Section 3.05(e) of the Company Disclosure Letter and (vi) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent or MergerCo, the performance by Parent and MergerCo of their respective obligations hereunder and the consummation by Parent and MergerCo of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)   The consummation of the Transactions contemplated by this Agreement will not result in two (2) or more air carriers having international route authorities being under common control or a de facto certificate transfer in violation of 49 U.S.C. § 41105, and Parent will not take any action prior to the Effective Time that would cause the consummation of the Transactions to result in two (2) or more air carriers having international route authorities being under common control or a de facto certificate transfer in violation of 49 U.S.C. § 41105.

Section 4.04 Ownership and Operations of MergerCo. Parent owns beneficially and of record all of the outstanding shares of MergerCo, free and clear of all Encumbrances. MergerCo was formed solely for the purpose of engaging in the Merger Transactions, has no liabilities or obligations of any nature other than those incident to its formation or pursuant to the Transactions and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions or those incident to their formation.

Section 4.05 Financing.

(a)   Parent has delivered to the Company true, complete and correct copies of (i) the Debt Commitment Letter and (ii) the Equity Commitment Letter.

(b)   Parent has also delivered to the Company true, complete and correct copies of any fee letter associated with the Debt Commitment Letter, subject, in the case of each such fee letter, to redaction solely of pricing and other economic terms, fee amounts and the “market flex” provisions that are customarily redacted in transactions of this type, none of which redactions covers terms that could (i) reduce the aggregate amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing), (ii) impose any new condition precedent or contingency or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing or (iii) adversely affect the ability of Parent or MergerCo to enforce its rights against the other parties to the Debt Commitment Letter or otherwise adversely affect the timely availability of the Debt Financing.

(c)   As of the date of this Agreement, (i) none of the Commitment Letters in the form delivered to the Company have been amended, supplemented or modified, (ii) no such amendment, supplement or modification is contemplated by Parent, or to the Knowledge of Parent, by the other parties thereto (other than to add lenders, lead arrangers, bookrunners, managers, agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement, to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto or to give effect to any “market flex” provisions in the fee letters referred to in clause (b) above) and (iii) the respective commitments contained in the Commitment Letters have not been withdrawn, terminated, rescinded or otherwise modified in any respect and, to the Knowledge of Parent, no such withdrawal, termination or rescission or other modification is contemplated. As of the date of this Agreement, there are no side letters or Contracts to which Parent or MergerCo is a party related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Commitment Letters delivered to the Company on or prior to the date hereof that could reasonably be expected to (A) reduce the aggregate amount of the Financing below the amount required to satisfy the Financing Uses, (B) impose any new condition precedent, contingency or otherwise adversely amend, modify or expand any conditions precedent to the Financing or (C) adversely affect the ability of Parent or MergerCo to enforce its rights against the other parties to the Commitment Letters or otherwise adversely affect the timely availability of the Financing.

(d)   As of the date of this Agreement, Parent has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are due and payable on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter.

(e)   As of the date of this Agreement, the Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent, MergerCo and the Equity Commitment Party, as the case may be, and, to the Knowledge of Parent, each of the other parties thereto, except, in each case, as such enforceability may be limited by the Bankruptcy and Equity Exception. As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing required to satisfy the Financing Uses (including pursuant to any “market flex” provisions in any fee letters), other than as expressly set forth in the Commitment Letters. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach on the part of Parent or MergerCo or, to the Knowledge of Parent, any other party thereto under any of the Commitment Letters or (ii) assuming the satisfaction or waiver of the conditions to the funding or investing of the Financing on the Closing Date, otherwise result in any portion of the Financing required to satisfy the Financing Uses being unavailable on the Closing Date.

(f)   As of the date of this Agreement, assuming the satisfaction or waiver of conditions to Parent’s and MergerCo’s obligations to consummate the Merger, Parent does not reasonably believe that any of the conditions to the Financing contemplated by the Commitment Letters applicable to Parent or MergerCo, as applicable, will not be satisfied or that the full amount of the Financing required to satisfy the Financing Uses will not be made available to Parent in full on the Closing Date. Assuming the Financing is funded and/or invested in accordance with the Commitment Letters, as applicable (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex), provided under the Debt Commitment Letter and any related fee letter), Parent and MergerCo will have on the Closing Date funds sufficient to (i) pay the aggregate Merger Consideration and the other payments under Article II payable by Parent or MergerCo at Closing, (ii) pay any and all fees and expenses required to be paid at Closing by Parent and MergerCo in connection with the Merger and the Financing, (iii) prepay or repay any outstanding Indebtedness of the Company or its Subsidiaries required by this Agreement or the Commitment Letters to be prepaid or repaid and (iv) satisfy all of the other payment obligations required to be paid at Closing by Parent and MergerCo hereunder in connection with the Transactions (clauses (i) through (iv), the “Financing Uses”).

(g)   Subject to Section 8.08, the obligations of Parent and MergerCo to consummate the Transactions on the terms contemplated by this Agreement are not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangement, Parent or any of its Affiliates obtaining any financing (including the Financing or any Alternative Financing) or the availability, grant, provision or extension of any financing to Parent or any of its Affiliates (including the Financing or any Alternative Financing).

Section 4.06 Solvency. Neither Parent nor MergerCo is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) satisfaction or waiver of the conditions to Parent’s obligation to consummate the Merger, (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purpose without giving effect to any “Knowledge,” “materiality” or “Material Adverse Effect” qualification or exceptions therein), (c) the estimates, projections or forecasts provided to Parent have been prepared in good faith on assumptions that were and continue to be reasonable and (d) the solvency of the Company and its Subsidiaries immediately prior to giving effect to the Transaction, after giving effect to the Transactions (including the payment of the aggregate Merger Consideration and the other amounts required to be paid in pursuant to Article II (including all amounts payable in respect of Equity-Based Awards, Company Warrants, 2028 Senior Notes and 2029 Convertible Notes under this Agreement), the payment of any fees and expenses required to be paid by Parent, MergerCo or the Surviving Corporation at Closing in connection with the Transaction, and the funding of the Financing pursuant to the Commitment Letters), the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be Solvent as of the Effective Time. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (i) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (ii) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured and (iv) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the date of determination.

Section 4.07 Certain Arrangements. Other than this Agreement, the Commitment Letters, the Limited Guarantee, the Confidentiality Agreement or as disclosed to the Board of Directors of the Company in writing prior to the date hereof, as of the date of this Agreement, there are no Contracts or other arrangements or commitments to enter into Contracts or other arrangements between Parent, MergerCo, the Guarantor or any of their Affiliates, on the one hand, and, to the Knowledge of Parent, any member of the Company’s management or Board of Directors or any beneficial owner of more than five percent (5%) of the outstanding shares of Company Common Stock, on the other hand, that relate in any material way to the Transactions or the management of the Surviving Corporation after the Effective Time, or the voting or disposition of any shares of Company Common Stock.

Section 4.08 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, MergerCo or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent or the Surviving Corporation.

Section 4.09 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or MergerCo specifically for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first filed with the SEC, is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and MergerCo make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement or other required SEC filings.

Section 4.10 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) Proceeding pending or threatened in writing (or, to the Knowledge of Parent and MergerCo, orally) against Parent or MergerCo, or any of their respective Affiliates, or (b) Judgment imposed upon or affecting Parent or MergerCo, or any of their respective Affiliates, in each case, by or before any Governmental Authority.

Section 4.11 Ownership of Equity of the Company. Neither Parent nor MergerCo, as of the date of the Agreement, own any shares of Company Common Stock or are or have been during the past three (3) years an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company during the three (3) years prior to the date hereof.

Section 4.12 U.S. Citizen; Air Carrier; No Foreign Person.

(a)   Based solely on Parent’s Knowledge as of the date hereof of DOT’s interpretation of the definition of “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act, at the Closing, each of Parent and MergerCo shall be a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act and as interpreted by DOT as of the date of this Agreement, and neither Parent nor MergerCo is an “air carrier” within the meaning of the Federal Aviation Act.

(b)   As of the Closing, the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or MergerCo shall include ownership restrictions designed to ensure that each of Parent and MergerCo is a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act.

(c)   Parent is not a “foreign person” as that term is used in Section 721 of the Defense Production Act of 1950, as amended, 50 U.S.C. § 4565, and the regulations promulgated thereunder (the “DPA”), and the transactions contemplated by this Agreement will not constitute a “covered transaction” as defined in the DPA.

Section 4.13 No Other Company Representations or Warranties. Without limiting the representations and warranties made by the Company in Article III (or in any certificate or other agreement provided pursuant to this Agreement), Parent and MergerCo each acknowledge that it and its Representatives have received access to certain books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties made by the Company in Article III (or in any certificate or other agreement provided pursuant to this Agreement or in any of the Transaction Documents) or in the case of Fraud or willful breach, (a) Parent and MergerCo (each for itself and on behalf of its Affiliates and Representatives) acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, have made or is making, and each of Parent, MergerCo and their Affiliates and respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Company nor any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, MergerCo or any of their Affiliates or respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, (b) Parent and MergerCo hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that they have conducted, to their satisfaction, their own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and (c) in making their determination to proceed with the Transactions, each of Parent, MergerCo and their respective Affiliates and Representatives have relied on the results of their own independent investigation.

Section 4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and MergerCo and their respective Affiliates and Representatives, the negotiations of this Agreement or the course of the Transactions, Parent, MergerCo and their respective Affiliates and Representatives have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Without limiting the representations and warranties made by the Company in Article III (or in any certificate or other agreement provided pursuant to this Agreement), Parent and MergerCo hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and MergerCo are familiar, (b) Parent and MergerCo (each for itself and on behalf of its Affiliates and Representatives) are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans) and (c) Parent, MergerCo, their respective Affiliates and Representatives have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except for the representations and warranties expressly set forth in Article III (or in any certificate or other agreement provided pursuant to this Agreement).

Article V
Additional Covenants and Agreements

Section 5.01 Conduct of Business.

(a)   Except (x) as required by applicable Law, Judgment or a Governmental Authority, (y) as expressly contemplated or required by this Agreement or (z) as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is validly terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, (i) act and carry on the business of the Company Group in the ordinary course and (ii) use reasonable best efforts to (A) preserve the Company Group’s current business organizations intact and preserve in all material respects its present and future relationships and goodwill with customers, suppliers, joint venture partners, landlords, lenders, Governmental Authorities and other Persons with which the Company Group has business relations or regulator relations, in each case, consistent with past practice, (B) keep available the services of its directors, officers and key employees, (C) maintain the assets and properties of the Company Group in good working order and condition, ordinary wear and tear excepted and (D) maintain in effect all of its material Permits.

(b)   Except as (x) required by applicable Law, Judgment or a Governmental Authority, (y) expressly contemplated or required by this Agreement or (z) set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is validly terminated pursuant to Section 7.01), unless Parent otherwise consents in advance in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause its Subsidiaries not to, and (solely in the case of clauses (i), (ii), (iii), (iv), (v), (xvii) and (xxix) (with respect to the foregoing)) shall not grant its consent (to the extent it has the right to such consent pursuant to the express terms of the organizational document of the applicable Joint Venture Entity) to permit such Joint Venture Entity to, in each case, directly or indirectly, whether by merger, consolidation, division, conversion, transfer, domestication, continuance, operation of law or otherwise:

(i)   issue, sell, grant, transfer, dispose of, pledge or encumber, or authorize the issuance, sale, grant, transfer, disposition, pledge or encumbrance of, (A) any shares of the capital stock of any member of the Company Group or any Joint Venture Entity, (B) any other equity or voting interests of, or any securities convertible into, or exchangeable or exercisable for, any shares of capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of capital stock or other equity or voting interests) of, any member of the Company Group or any Joint Venture Entity or (C) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or equity or voting interests in, any member of the Company Group or any Joint Venture Entity; provided that (x) the Company may issue shares of Company Common Stock (1) to settle Company RSUs or Company PSUs that are outstanding on the date of this Agreement in accordance with, and subject to the terms of, their terms in effect on the date of this Agreement, (2) as required by any Company Plans in effect on the date of this Agreement and set forth on Section 5.01(b)(i)(x)(2) of the Company Disclosure Letter, (3) in connection with conversion of 2029 Convertible Notes pursuant to the 2029 Convertible Notes Indenture (including in accordance with Section 5.14) or (4) in connection with the issuance of Company Common Stock upon the exercise of the Company Warrants, (y) the Company or its Subsidiaries may sell, transfer, dispose of, pledge or encumber the JV Interests in the event, and solely to the extent, such action is expressly required by the Joint Venture Agreement or organizational document of the applicable Joint Venture Entity, in each case, made available to Parent prior to the date of this Agreement and (z) a wholly-owned Subsidiary the Company may issue or transfer such Subsidiary’s capital stock to the Company or another wholly-owned Subsidiary of the Company;

(ii)   redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, (A) any shares of the capital stock or other equity or voting interests of any Joint Venture Entity or (B) any Company Securities or Company Subsidiary Securities, except as (x) required by any Company Plans in effect on the date of this Agreement or (y) in connection with conversion of 2029 Convertible Notes pursuant to the 2029 Convertible Notes Indenture (including in accordance with Section 5.14);

(iii)   other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any shares of its capital stock or other equity or voting interests;

(iv)   split, reverse split, combine, consolidate, subdivide, exchange, reclassify, adjust or recapitalize any shares of its capital stock or other equity or voting interests, or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting securities, except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction;

(v)   adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(vi)   incur, create, assume, issue, sell, syndicate or refinance any Indebtedness or guarantee, endorse or otherwise become liable for (whether directly, contingently or otherwise) the Indebtedness of any Person, except for (A) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries in the ordinary course of business, (B) borrowings under the Credit Agreement in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $10,000,000 (or, solely in connection with aircraft conversions, $30,000,000);

(vii)   voluntarily accelerate payment with respect to or under (A) any leases relating to the Leased Aircraft or (B) any amounts owing as deferred purchase price for property, assets, businesses, securities or services, including all seller notes and “earn-out”

payments prior to the time when the Company or its Subsidiaries is required to pay such amounts in accordance with the terms of such aircraft leases or purchase agreements, as applicable;

(viii)   enter into any swap or hedging transaction or other derivative agreements;

(ix)   forgive any loans or make any loans, capital contributions, guarantees or advances to any Person other than (A) to the Company or any wholly-owned Subsidiary of the Company, (B) capital contributions required by the Joint Venture Agreement or other organizational documents of a Joint Venture Entity, as applicable, (C) extensions of credit in the ordinary course of business and (D) advances of expenses to employees in the ordinary course of business;

(x)   sell, lease, license, transfer to any Person, or pledge, abandon or otherwise dispose of, in a single transaction or series of related transactions, (A) any aircraft or engines or (B) any of the properties, assets, businesses or rights of the Company Group (excluding Owned Company Intellectual Property, which is covered by clause (xi)), except (1) among the Company and its wholly-owned Subsidiaries, (2) dispositions of assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (3) leases or subleases of real property under which the Company or any of its Subsidiaries is a tenant or a subtenant, in each case, existing as of the date hereof, and voluntary terminations or surrenders of such leases or subleases in the ordinary course of business, (4) leases of aircraft or aircraft parts or equipment in the ordinary course of business, (5) sales or leases of properties or assets (other than aircraft or aircraft parts or equipment contemplated by the foregoing clause (4)) for consideration not to exceed $5,000,000 individually or $20,000,000 in the aggregate and (6) grants or pledges of Permitted Encumbrances and any Encumbrance to secure Indebtedness and other obligations permitted under Section 5.01(b)(vi);

(xi)   transfer, sell, lease, license, subject to an Encumbrance (other than a Permitted Encumbrance), cancel, abandon or allow to lapse or expire or otherwise dispose of any material Owned Company Intellectual Property, except, in each case, for (i) non-exclusive licenses granted in the ordinary course of business or (ii) natural statutory expirations of Owned Company Intellectual Property;

(xii)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), or make any investment in, directly or indirectly, the capital stock or the assets of any other Person or business, or division thereof, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $5,000,000, other than acquisitions or leases of aircraft or aircraft parts or equipment in the ordinary course of business and in accordance with clauses (A) or (B) of Section 5.01(b)(xiii), including through acquisitions of aircraft-owning special purpose entities);

(xiii)   make or incur any capital expenditures or other expenditures with respect to flight equipment other than (A) as set forth on Section 5.01(b)(xii)(A) of the Company Disclosure Letter or (C) capital expenditures not to exceed 10% in the aggregate of the amount of the Company’s plan for capital expenditures previously made available to Parent (“Capex Plan”);

(xiv)   except as required pursuant to the terms of any Company Plan or Collective Bargaining Agreement in effect on the date of this Agreement, (A) increase the compensation or benefits provided to any director, employee or individual independent contractor of the Company and its Subsidiaries, other than with respect to increases in base compensation and commensurate increases in target bonus compensation for employees below the level of Executive Officer (as such term is defined in Section 16 of the Exchange Act) and in the ordinary course of business, (B) increase the severance, retention, change in control or termination pay, compensation or benefits to any director, employee or individual independent contractor of the Company and its Subsidiaries, (C) establish, adopt, enter into, amend, terminate or increase the coverage or benefits available under any Collective Bargaining Agreement or Company Plan (or other compensation or benefit agreement, plan, program, policy or arrangement that would be a Company Plan if in effect on the date of this Agreement), (D) enter into any employment, severance, consulting or similar agreement (other than such agreements with employees outside of the United States containing standard terms for the applicable jurisdiction, and at-will agreements on standard terms and not providing for severance for employees in the United States), (E) grant any equity or equity-based awards of the Company and its Subsidiaries to any director, employee or individual independent contractor of the Company and its Subsidiaries, (F) accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (G) hire or promote any employee or independent contractor, other than the hiring or promoting of employees below the level of Executive Officer (as such term is defined in Section 16 of the Exchange Act) in the ordinary course of business, (H) terminate the employment or service of any employee or other individual independent contractor of the Company and its Subsidiaries (other than (x) employees below the level of Executive Officer (as such term is defined in Section 16 of the Exchange Act) in the ordinary course of business, (y) for “cause” (as reasonably determined in good faith by the Company or its applicable Subsidiary) or (z) due to death or disability), or (I) institute any “plant closing” or “mass layoff” as such terms are defined in the WARN Act or take any other action which would trigger the notice requirements of the WARN Act;

(xv)   make any material changes in the Company’s methods of accounting, principles or practices, except insofar as may be required by GAAP (or any interpretation thereof), a Governmental Authority, or the Financial Accounting Standards Board (or any similar organization) or in Regulation S-X of the 1934 Act;

(xvi)   (A) make, change or revoke any entity classification election or other material Tax election, adopt or change any material Tax accounting method or change any Tax accounting period, (B) amend any material Tax Returns, (C) settle or compromise any material suit, claim, action, investigation, proceeding or audit with respect to Taxes, (D) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) with, request any ruling with respect to any material amount of Taxes from, or initiate or enter into any voluntary disclosure with respect to any Taxes with, any Governmental Authority, (E) except as required by a change in applicable Law, file any material Tax Return in a manner materially inconsistent with the past practices of the Company or its relevant Subsidiary, (F) consent to any extension or waiver of the limitation period applicable to a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) or (G) surrender any refund with respect to a material amount of Taxes;

(xvii)   modify, amend, terminate (other than terminations occurring as a result of the expiration of the term thereof), extend or renew or waive any material rights or obligations under (whether by merger, consolidation or otherwise) the Company Charter Documents or the comparable organizational documents of any Subsidiary of the Company or any Joint Venture Entity;

(xviii)   other than a renewal of a Contract (including any Company Lease) on substantially similar terms for the Company or its Subsidiaries, enter into, extend or renew, or otherwise modify or amend in any material respect, terminate (other than terminations occurring as a result of the expiration of the term thereof) or waive any material rights or obligations under, any Material Contract (or, in each case, any Contract that, if entered into prior to the date of Agreement, would be a Material Contract), in each case, other than (A) renewals or extensions pursuant to the terms of such Contract on terms not materially less favorable to the Company and its Subsidiaries, (B) with respect to the entry into of any Contracts that, if entered into prior to the date hereof, would constitute a Material Contract under: (1) Section 3.17(a)(i) (Item 601(b)(10)) (but solely with respect to Contracts with directors and officers, management contracts or Company Plans), (2) Section 3.17(a)(v) (Leases), (3) Section 3.17(a)(vii) (CapEx), (4) Section 3.17(a)(viii) (Purchase of Aircraft), (5) Section 3.17(a)(ix) (Maintenance/Repair), (6) Section 3.17(a)(x) (Minimum Purchase/Sale) (solely with respect to purchase orders), (7) Section 3.17(a)(xii) (Settlement Agreements), (8) Section 3.17(a)(xiv) (Company Associated Party Contract) (but solely with respect to Contracts with directors and officers, management contracts, Company Plans, or leases of aircrafts or parts or equipment to Amazon), and (9) Section 3.17(a)(xv) (IP Contract), in each case of clauses (A) and (B), both in the ordinary course of business and otherwise in compliance with the other sections of Section 5.01;

(xix)   adopt or implement any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

(xx)   other than in connection with any Transaction Litigation, which is the subject of Section 5.08, settle, release, waive or compromise any pending or threatened Proceedings against the Company or any of its Subsidiaries, if such settlement, release, waiver or compromise would require a payment by the Company or its Subsidiaries in excess of $1,000,000 in any individual case or series of related cases or $5,000,000 in the aggregate; provided that any such settlement, release, waiver or compromise does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing or the admission of wrongdoing by the Company or any of its Subsidiaries or any of their respective officers or directors; and provided, further, that no settlement of any pending or threatened Proceeding may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company and its Subsidiaries, taken as a whole;

(xxi)   take any action that would reasonably be expected to result in an adjustment to the Conversion Rate (as defined in the 2029 Convertible Notes Indenture) applicable to the 2029 Convertible Notes; provided that this Section 5.01(b)(xxi) shall not apply to any adjustment to the Conversion Rate solely as a result of the Merger Transactions in accordance with the terms of the 2029 Convertible Notes Indenture;

(xxii)   enter into any new material line of business or terminate any line of business existing as of the date of this Agreement;

(xxiii)   fail to use reasonable best efforts to continue, in respect of all Operated Aircraft, all maintenance programs consistent with past practice (either with current service providers or other reputable service providers), including using reasonable best efforts to keep all such Operated Aircraft in such condition as may be necessary to enable the Company and the Airline Subsidiaries to operate in the ordinary course of business;

(xxiv)   voluntarily cancel, terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor;

(xxv)   take any action that would cause the Company or any Airline Subsidiary to fail to be, or fail to be owned and controlled by, a “Citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act and as interpreted by DOT;

(xxvi)   take any action that would cause any Airline Subsidiary to fail to be an “air carrier” as defined in 49 U.S.C. §40102(a)(2), or fail to hold an operating certificate issued pursuant to 49 U.S.C. §41101-41102 of the Federal Aviation Act and as interpreted by DOT;

(xxvii)   modify any public privacy policies of the Company or any of its Subsidiaries or the security procedures of any Company Owned IT Asset, in each case, in any manner that is materially adverse to the business of the Company or any of its Subsidiaries;

(xxviii)    grant any material refunds, credits, rebates or allowances to customers other than refunds, credits, rebates or allowances granted in the ordinary course of the business consistent with past practice; or

(xxix)   commit or agree, in writing or otherwise, to take any of the foregoing actions or adopt any resolutions in support of any of the foregoing actions.

(c)   Nothing contained in this Agreement is intended to give Parent or MergerCo, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02 Go-Shop; No Solicitation; Change in Recommendation.

(a)   Go-Shop.

(i)   Notwithstanding anything to the contrary contained in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on December 8, 2024 (the “No-Shop Period Start Date”), the Company, its Subsidiaries and their respective Representatives shall have the right to, solely with respect to any Person that is not a No-Shop Party, directly or indirectly: (A)

subject to compliance with clause (B) in respect of any information or access provided, solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any Takeover Proposal or any proposal, inquiry or offer that could be reasonably expected to lead to, result in or constitute a Takeover Proposal (a “Takeover Inquiry”); (B) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement, provide information (including non-public information and data) relating to the Company, its Subsidiaries and the Joint Venture Entities, and afford access to the business, properties, assets, books, records and personnel of the Company and its Subsidiaries to any Person (and its Representatives subject to the terms and obligations of such Acceptable Confidentiality Agreement applicable to such Person), in each case, in connection with, or for the purpose of, encouraging, facilitating or assisting a Takeover Proposal or Takeover Inquiry; provided that (1) the Company shall promptly provide to Parent any non-public information that is provided to any Person given such access that was not previously provided to Parent or its Representatives (and, in any event, within forty-eight (48) hours of such information being provided to such Person) and (2) any competitively sensitive non-public information provided to any Person who is or who has one or more Affiliates that is a competitor of the Company, any of its Subsidiaries or Joint Venture Entities in connection with the actions permitted by this Section 5.02(a)(ii) shall be provided in accordance with customary “clean room” or other similar procedures as reasonably determined by the Board of Directors of the Company; and (C) subject to compliance with clause (B) in respect of any information or access provided, engage in any discussions or negotiations with any Persons (and their respective Representatives) with respect to a Takeover Proposal (or Takeover Inquiries) and cooperate with or assist or participate in or facilitate any such Takeover Inquiries.

(ii)   Except as may relate to any Excluded Party (for so long as such Person or group is an Excluded Party) or as expressly permitted by Section 5.02, (A) from and following the execution of this Agreement, with respect to any No-Shop Party, and (B) from and following the No-Shop Period Start Date, with respect to any other Person (other than Parent and its Representatives), the Company shall, and shall cause its Subsidiaries and its and their respective officers and directors to, and shall instruct and use reasonable best efforts to cause its and their respective other Representatives to (1) immediately terminate (or cause to be terminated) any discussions or negotiations with any such No-Shop Party or any such Person and its Affiliates and Representatives (other than Parent and its Representatives) with respect to any Takeover Proposal or Takeover Inquiry and (2) promptly (and, in any event, within forty-eight (48) hours thereafter) terminate all physical and electronic data room access granted to any such No-Shop Party or any such Person or its Representatives (other than Parent and its Representatives) in connection with any Takeover Proposal or Takeover Inquiry, or its consideration of any Takeover Proposal or Takeover Inquiry, cease providing any further information or access with respect to the Company, its Subsidiaries, the Joint Venture Entities or any Takeover Proposal or Takeover Inquiry to any such No-Shop Party or any such Person or its Representatives and request the return or destruction by such No-Shop Party or such Person and its Representatives of all non-public information concerning the Company Group and any Joint Venture Entities. Notwithstanding the commencement of the Company’s obligations under Section 5.02(a)(ii) and Section 5.02(b)(i) (but subject to the other provisions of this Section 5.02), the parties hereto agree that the Company and its Representatives may continue to engage in the activities described in Section 5.02(a)(i) with respect to any Excluded Party (for so long as such Person or group is an Excluded Party) following the No-Shop Period Start Date and prior to the Cut-Off Date for such Excluded Party, including with respect to any amended Takeover Proposal submitted by such Excluded Party following the No-Shop Period Start Date and prior to the Cut-Off Date for such Excluded Party.

(b)   No Solicitation.

(i)   Except as expressly permitted by Section 5.02(b)(ii), and except for actions expressly permitted under Section 5.02(a) as they may relate to any Excluded Party (but only for so long as such Person is an Excluded Party) and its Representatives, which actions shall be permissible until the Cut-Off Date for such Excluded Party, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors to not, and shall instruct and use reasonable best efforts to cause each of its and their respective other Representatives to not, from the No-Shop Period Start Date until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article VII directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly facilitate, assist or encourage any Takeover Proposal or Takeover Inquiry, (B) engage in, continue, knowingly facilitate or otherwise participate in any discussions or negotiations regarding (except solely to notify any Person of the provisions of this Section 5.02) a Takeover Proposal or any Takeover Inquiry, or furnish to any Person (other than Parent and its Representatives but including any Person or group who has ceased to be an Excluded Party, after such Person or group has ceased to be an Excluded Party) any non-public information and data relating to the Company, its Subsidiaries and the Joint Venture Entities, or afford any such Person with access to the business, properties, assets, books, records and personnel of the Company, its Subsidiaries and the Joint Venture Entities, in each case, in connection with, or for the purpose of, encouraging, facilitating or assisting a Takeover Proposal or Takeover Inquiry, (C) approve, endorse or recommend a Takeover Proposal, (D) negotiate or enter into any letter of intent, term sheet, memorandum of understanding, commitment or agreement in principle, merger agreement, acquisition agreement, expense reimbursement agreement or other similar agreement providing for or relating to a Takeover Proposal or that requires the Company to abandon, terminate or fail to consummate the Merger Transactions on the terms provided herein (other than an Acceptable Confidentiality Agreement) (any of the foregoing, a “Company Acquisition Agreement”), or (E) resolve, endorse, recommend, commit, agree or propose or authorize to do any of the foregoing; provided that, subject to the other provisions in this Section 5.02, from and after the No-Shop Period Start Date until the Cut-Off Date, the Company may continue to engage in the activities described in Section 5.02(a)(i) with respect to any Excluded Party (but only for so long as such Person or group is an Excluded Party), including with respect to any amended Takeover Proposal submitted by such Excluded Party on or following the No-Shop Period Start Date and prior to the Cut-Off Date for such Excluded Party, and such acts shall not constitute a breach of this Section 5.02(b)(i). Notwithstanding the foregoing, nothing in this Section 5.02 or this Agreement shall restrict the Company from disclosing any information to the extent required under that certain Second Amended and Restated Stockholders Agreement, dated as of May 6, 2024, by and between the Company and Amazon.com, Inc. (the “Stockholders Agreement”).

(ii)   Notwithstanding anything contained in Section 5.02(a)(ii) or Section 5.02(b)(i) or any other provision of this Agreement to the contrary, if, at any time on or after the date hereof (with respect to a No-Shop Party) or the No-Shop Period Start Date (with respect to any other Person) and prior to obtaining the Company Stockholder Approval, (A) the Company or any of its Representatives receives a bona fide written Takeover Proposal, which

Takeover Proposal did not result from a material breach of Section 5.02 (it being understood and agreed that the Company and its Representatives may contact and correspond with any Person or group of Persons making the Takeover Proposal or its or their Representatives solely (1) to clarify the terms and conditions thereof (without negotiation) or (2) to notify such Person or group of Persons or its or their Representatives of the provisions of this Section 5.02) and (B) the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person making such Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information), and afford access to the business, properties, assets, books or records and personnel with respect to the Company Group and the Joint Venture Entities, in each case to the Person who has made such Takeover Proposal and its Representatives; provided that (I) the Company shall promptly provide to Parent any non-public information concerning the Company Group and the Joint Venture Entities that is provided to any Person given such access that was not previously provided to Parent or its Representatives prior to or substantially concurrently with the time it is provided to such Person (and, in any event, within twenty-four (24) hours thereafter) and (II) any competitively sensitive non-public information provided to any Person who is or who has one or more Affiliates that is a competitor of the Company, any of its Subsidiaries or Joint Venture Entities in connection with the actions permitted by this Section 5.02(b)(ii) shall be provided in accordance with customary “clean room” or other similar procedures as reasonably determined by the Board of Directors of the Company, and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Takeover Proposal and its or their Representatives. It is understood and agreed that any action expressly permitted under this Section 5.02(b)(ii), shall not, in and of itself, constitute an Adverse Recommendation Change.

(c)   Notices. Following the No-Shop Period Start Date, the Company shall promptly (and, in any event, within 24 hours from the receipt thereof) notify Parent in the event that (i) the Company, any of its Subsidiaries or its or their respective Representatives receives (or prior to the No-Shop Period Start Date has received) a Takeover Proposal or any Takeover Inquiry (including any Takeover Proposal or Takeover Inquiry received after the date of this Agreement and prior to the No-Shop Period Start Date) or (ii) any non-public information is requested from, or any solicitations, discussions, communications or negotiations are sought to be initiated or continued with, the Company, any of its Subsidiaries or any of its or their Representatives with respect to Takeover Proposal or Takeover Inquiry, which notice shall include (to the extent then known to the Company, any of its Subsidiaries or their respective Representatives) (A) the identity of the Person making such Takeover Proposal, Takeover Inquiry, request for information or other discussion, communication or negotiation, (B) a copy of any such Takeover Proposal, Takeover Inquiry or request for information or other discussion, communication or negotiation (including any draft agreements or term sheets, financing commitments and other agreements submitted therewith) and (C) a summary of the material terms and conditions of any such Takeover Proposal, Takeover Inquiry or request for information or other discussion, communication or negotiation not made in writing. In addition, from and after the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement and the Effective Time, the Company shall promptly (and, in any event, within twenty-four (24) hours) keep Parent reasonably informed of the status and terms of any such Takeover Proposal, Takeover Inquiry or request for information or other discussion, communication or negotiation (including any change to price or other material amendment thereto) and related discussions or negotiations.

(d)   Standstills and Confidentiality Agreements. From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause its Subsidiaries not to, (i) terminate, amend, modify or waive any provision of any confidentiality agreement, standstill or similar agreement to which the Company or any of its Subsidiaries is a party that remains in effect following the execution of this Agreement (it being understood that this provision shall not apply to any standstill provision that terminates automatically in accordance with its terms as in effect as of the date of this Agreement upon the execution of this Agreement by the Company or the public announcement of the transactions contemplated hereby) or (ii) take any action to make any provision of any Takeover Law (or any related provision in the Company Charter Documents) inapplicable to any transactions contemplated by a Takeover Proposal or party thereto (or Affiliate or associate thereof) (other than the transactions with Parent and its Representatives contemplated by this Agreement); provided that the Company or the Board of Directors of the Company or any duly authorized committee thereof shall be permitted to grant a waiver of any standstill agreement to the extent the Board of Directors of the Company or any duly authorized committee thereof shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and such waiver is limited to the extent necessary to allow such Person to make a confidential Takeover Proposal to the Board of Directors of the Company that constitutes or would reasonably be expected to result in a Superior Proposal.

(e)   No Change in Board Recommendation. Except as expressly permitted by Section 5.02(f) and Section 5.02(g), none of the Board of Directors of the Company or any committee thereof shall (i) (A) fail to include the Company Board Recommendation in the Proxy Statement, (B) withdraw, withhold, rescind, change, modify, amend or qualify in a manner adverse to Parent, or publicly propose or announce its intention to withdraw, withhold, change, modify, amend or qualify the Company Board Recommendation, (C) recommend the approval or adoption of, or endorse, declare advisable, authorize, approve or adopt, or publicly propose to recommend, endorse, declare advisable, authorize, approve or adopt, any Takeover Proposal, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Takeover Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act within ten (10) Business Days after commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer (or any subsequent amendment thereto), (E) other than with respect to a tender offer or exchange offer (which are addressed in the foregoing clause (D)), within ten (10) Business Days following a written request by Parent (or if the Company Stockholders’ Meeting is scheduled to be held within ten (10) Business Days, then within two (2) Business Days after Parent so requests and, in any event, prior to the Company Stockholders’ Meeting), fail to publicly reaffirm (including by issuing a press release) the Company Board Recommendation; provided that Parent may not make any such request on more than two (2) occasions in respect of any Takeover Proposal or any material modification of a Takeover Proposal (for this purpose treating any such material modification as a new Takeover Proposal) or (F) publicly propose, resolve or agree to any of the foregoing (any action described in this clause (i), an “Adverse Recommendation Change”), or (ii) authorize, execute or enter into

(or cause or permit the Company or any of its Subsidiaries to execute or enter into) any Company Acquisition Agreement.

(f)   Superior Proposals. Notwithstanding Section 5.02(e) or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any duly authorized committee thereof may, in response to a bona fide written Takeover Proposal that did not result from a material breach of Section 5.02, (i) make an Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement in accordance with Section 7.01(d)(ii) to enter into a Company Acquisition Agreement with respect to such Takeover Proposal, in each case, if and only if, (A) the Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (1) such Takeover Proposal is a Superior Proposal and (2) the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B)(1) the Company has given Parent at least four (4) Business Days’ prior written notice (the “Superior Proposal Notice Period”) of its intention to take any such actions (which notice shall not, in and of itself, constitute an Adverse Recommendation Change), and which notice shall (x) specify the basis on which the Board of Directors of the Company or any duly authorized committee thereof intends to effect such Adverse Recommendation Change or proposed termination and (y) include the terms and conditions of such Takeover Proposal (including the consideration offered therein and the identity of the Person or group of Persons making the Takeover Proposal) and an unredacted copy of any written materials received from or on behalf of the Person or Persons making such Takeover Proposal (including a copy of any proposed Company Acquisition Agreements, proposed or committed financing documentation and any other related documents or written materials), (2) the Company has negotiated with, and has caused its Representatives to negotiate with, Parent in good faith during the Superior Proposal Notice Period, to the extent Parent wishes to negotiate, in order to enable Parent to revise the terms of this Agreement so that such Takeover Proposal would cease to constitute a Superior Proposal and (3) at the end of the applicable Superior Proposal Notice Period, and after considering the results of such negotiations and giving effect to any proposals, amendment or modifications made or agreed to by Parent, if any, the Board of Directors of the Company or any duly authorized committee thereof (after consultation with its financial advisors and outside legal counsel) has determined that such Takeover Proposal continues to constitute a Superior Proposal and that the failure of the Board of Directors of the Company or any duly authorized committee thereof to take such actions would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change, modification or amendment to the financial or other material terms of a Takeover Proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but, with respect to any such subsequent notices, the Superior Proposal Notice Period shall be deemed to be three (3) Business Days rather than four (4) Business Days; provided that such new notice shall in no event shorten the original four (4) Business Day notice period).

(g)   Intervening Event. Notwithstanding Section 5.02(e) or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any duly authorized committee thereof may, in response to an Intervening Event, make an Adverse Recommendation Change contemplated by Section 5.02(e)(i)(A) or Section 5.02(e)(i)(B), if, and only if, (i) the Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that an Intervening Event has occurred and that its failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company has given Parent at least four (4) Business Days’ prior written notice (the “Intervening Event Notice Period”) of its intention to take such action (which notice shall not, in and of itself, constitute an Adverse Recommendation Change), and which notice shall include a description of the Intervening Event in reasonable detail and the rationale for the Adverse Recommendation Change, (B) the Company has negotiated with, and has caused its Representatives to negotiate with, Parent in good faith during the Intervening Event Notice Period, to the extent Parent wishes to negotiate, in order to enable Parent to revise the terms of this Agreement so that the Board of Directors of the Company or any duly authorized committee thereof would be permitted to not take such action and (C) at the end of the Intervening Event Notice Period and after considering the results of such negotiations and giving effect to any proposals, amendment or modifications made or agreed to by Parent, if any, the Board of Directors of the Company or any duly authorized committee thereof (after consultation with its financial advisors and outside legal counsel) shall have determined in good faith that the failure to make such an Adverse Recommendation Change would continue to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any material change to the events, developments or circumstances surrounding the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but, with respect to any such subsequent notices, the Intervening Event Notice Period shall be deemed to be three (3) Business Days rather than four (4) Business Days; provided that such new notice shall in no event shorten the original four (4) Business Day notice period).

(h)   Certain Disclosures. Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any duly authorized committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or any Takeover Proposal or (ii) any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (for the avoidance of doubt, it being agreed that the issuance by the Company or the Board of Directors of the Company or any duly authorized committee thereof of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not, in and of itself, constitute an Adverse Recommendation Change); provided that, in each case of clause (i) and (ii), any such action or disclosure that constitutes an Adverse Recommendation Change may only be made in accordance with the applicable provisions of Section 5.02(f) or Section 5.02(g).

(i)   Notwithstanding any Adverse Recommendation Change, unless this Agreement shall have been validly terminated in accordance with Article VII, (i) this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders’ Meeting for the purpose of obtaining the Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation and (ii) neither the Board of Directors of the Company nor any committee thereof shall submit to the stockholders of the Company any Takeover Proposal, or, except as permitted herein, propose to do so.

(j)   As used in this Agreement, “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement (x) need not include standstill or other provisions that restrict the making of or amendment or modification to any non-public Takeover Proposals solely to the Board of Directors of the Company (or its authorized Representatives) and (y) shall not prohibit the Company from complying with this Section 5.02 or contain terms that would prevent in any manner the Company’s ability to consummate the Merger Transactions or (ii) any confidentiality agreement entered into prior to the date of this Agreement.

(k)   As used in this Agreement, “Takeover Proposal” shall mean any proposal, inquiry or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or purchase of more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) or to which more than 20% of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable, including through the acquisition of equity securities in one or more Subsidiaries of the Company owning such assets, (ii) acquisition or issuance of securities (whether by merger, consolidation, spin-off, share exchange (including a split-off), business combination or similar transaction) representing more than 20% of the voting power of any class of equity or voting securities of the Company (including the Company Common Stock), (iii) tender offer or exchange offer that if consummated would result in such Person or group beneficially owning securities representing more than 20% of the voting power of any class of equity or voting securities of the Company (including the Company Common Stock) or (iv) merger, amalgamation, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company pursuant to which (A) such Person or group would (x) acquire, directly or indirectly, more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) or to which more than 20% of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable, including through the acquisition of equity securities in one or more Subsidiaries of the Company owning such assets or (y) beneficially own securities representing more than 20% of the aggregate voting power of any class of equity or voting securities of the Company (including the Company Common Stock) or of the surviving entity in a merger, amalgamation, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or (B) equity holders of the Company immediately preceding such transaction hold 80% or less of any class of equity securities of the Company (including the Company Common Stock) or of the surviving entity in a merger, amalgamation, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (whether by voting power or economic interest); provided, however, that this Agreement and the Merger Transactions shall not be deemed a Takeover Proposal.

(l)   As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that both (i) did not result from a material breach of Section 5.02 and (ii) the Board of Directors of the Company or any duly authorized committee thereof has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, and after taking into account all relevant factors, including the likelihood that such

Takeover Proposal will be consummated in accordance with its terms, the certainty, conditionality and timing of closing of such Takeover Proposal, all legal, regulatory, financial, financing and other aspects of such Takeover Proposal (including the Person making such Takeover Proposal, financing sources and terms, financing market conditions, the absence of financing or due diligence conditions) and any other factors as the Board of Directors of the Company (or such duly authorized committee thereof) reasonably considers to be relevant in good faith, (x) if consummated, would be more favorable to the Company’s stockholders (solely in their capacities as such) than the Merger Transactions from a financial point of view (taking into account any revisions to the terms of this Agreement made or proposed by Parent in accordance with Section 5.02(f)) and (y) is reasonably capable of being completed (if accepted) in accordance with its terms; provided that, for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

(m)   As used in this Agreement, “Intervening Event” shall mean any material event, fact, circumstance or development or change in circumstances with respect to the Company and its Subsidiaries that, (i) irrespective of when such event, fact, circumstance, development or change occurred, was not known to, or reasonably foreseeable by, the Board of Directors of the Company as of the date of this Agreement (or, if known to or reasonably foreseeable by the Board of Directors of the Company as of the date of this Agreement, the consequences (or the magnitude thereof) was not known or reasonably foreseeably by the Board of Directors of the Company as of the date of this Agreement), and (ii) does not involve or relate to a Takeover Proposal or Takeover Inquiry; provided that in no event shall (A) the fact that, in and of itself, the Company meets or exceeds any internal or published or third-party projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period constitute, or be considered in determining whether there has been, an Intervening Event, (B) any change in the market price, trading volume or ratings of any securities or Indebtedness of the Company or any of its Subsidiaries constitute, or be considered in determining whether there has been, an Intervening Event or (C) any change, event or development consisting of or resulting primarily from any action taken by Parent that is required by Section 5.03 or any breach of this Agreement by the Company or its Subsidiaries, in each case, constitute, or be considered in determining whether there has been, an Intervening Event; provided, further, in the case of clauses (A) and (B), that the underlying causes of any such change may be considered in determining whether an Intervening Event has occurred.

Section 5.03 Efforts.

(a)   Subject to the terms and conditions of this Agreement, each of the parties shall cooperate with the other parties and use (and shall cause their respective controlled Affiliates to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to, as promptly as reasonably practicable, (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable (and, in any event, prior to the Outside Date), the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, (ii) obtain all approvals, consents, registrations, waivers, Permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority or third party (including under any Contracts) necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Proceeding brought by any Governmental Authority or a third party or any Judgment that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(b)   Parent shall solely (i) control the timing and strategy for obtaining any approvals, consents, registrations, waivers, Permits, authorizations, exemptions, clearances, orders and other confirmations from any Aviation Regulators in connection with the Transactions and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with an Aviation Regulator in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, an Aviation Regulator relating to the Transactions and of all other regulatory matters incidental thereto, including any notice filing with the DOT regarding a substantial change in operations, ownership or management under 14 C.F.R. § 204.5 and the ownership structure of Parent that supports the necessary finding that Parent is a “citizen of the United States” as defined in 49 U.S.C. §40102(a)(15) and fit to be the holder of necessary DOT permits and authority; provided that, in each case, Parent shall, in good faith, take into consideration the Company’s views, suggestions and comments regarding nonconfidential strategy, efforts and positions to be taken and regulatory actions requested in any filing or submission with an Aviation Regulator. Parent shall, subject to Section 5.03(a), Section 5.03(c), and Section 5.3(d), solely control the timing and strategy for obtaining any other approvals, consents, registrations, waivers, Permits, authorizations, exemptions, clearances, orders and other confirmations from any other Governmental Authorities in connection with the Transactions (including, for the avoidance of doubt, any such approvals required by applicable Antitrust Laws, Aviation Regulations and Foreign Direct Investment Laws) and coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with such other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any such other Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto, including the final content of any substantive communications with any applicable Governmental Authority with respect to obtaining approval or expiration of any waiting period under the HSR Act and any applicable Antitrust Laws, Aviation Regulations and Foreign Direct Investment Laws; provided that Parent shall, in good faith, take into consideration the Company’s views, suggestions and comments regarding nonconfidential strategy, efforts and positions to be taken and regulatory actions requested in any filing or submission with such other Governmental Authority.

(c)   In furtherance and not in limitation of the foregoing, each of the parties agrees to (i) make (and shall cause their respective controlled Affiliates to make or, if required pursuant to the HSR Act, cause their ultimate parent entity (as that term is defined in the HSR Act) to make) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement, and in any event within ten (10) Business Days following the date hereof (unless the applicable rules governing the form and information required in such filings under the HSR Act, issued on October 10, 2024, are in effect at the time such a filing would have to be made, in which case it shall be made as promptly as reasonably practicable), and to supply (and shall cause their respective controlled Affiliates or, if required pursuant to the HSR Act, cause their ultimate parent entity (as that term is defined in the HSR Act) to supply) as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, (ii) make (and shall cause their respective Affiliates to make) all appropriate filings pursuant to Aviation Regulations with respect to the Transactions, including any notice filing with the DOT regarding a substantial change in operations, ownership or management under 14 C.F.R. § 204.5 and the ownership structure of Parent that supports the necessary finding that Parent is a “citizen of the United States” as defined in 49 U.S.C. §40102(a)(15) and fit to be the holder of necessary DOT permits and authority, as promptly as reasonably practicable following the date of this Agreement, and in any event within fifteen (15) Business Days following the date hereof, and to supply (and shall cause their respective Affiliates to supply) as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the Aviation Regulations, (iii) make (and shall cause their respective Affiliates to make) all filings and submissions under the Foreign Direct Investment Laws set forth in Section 6.01(b) of the Company Disclosure Letter with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement, and to supply (and shall cause their respective controlled Affiliates to supply) as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the Foreign Direct Investment Laws, and (iv) promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws, Aviation Regulations (including, for the avoidance of doubt, receipt of the DOT determination referred to in Section 6.01(b) of the Company Disclosure Letter) and Foreign Direct Investment Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case, with competent jurisdiction, and to satisfy the conditions set forth in Article VI, so as to enable the parties to consummate the Transactions as promptly as reasonably practicable (and, in any event, prior to the Outside Date). Without limiting the foregoing, Parent shall promptly take (and shall cause their respective controlled Affiliates to take and, solely with respect to clause (A)(7) below to address specific requests from the Aviation Regulators, shall cause the Equity Commitment Party and, solely for this purpose, (x) any current or future direct or indirect Subsidiaries of the Equity Commitment Party that own or hold, or are contemplated by the Equity Commitment Party to own or hold, any direct or indirect interest in Parent or MergerCo and (y) Parent and its current or future Subsidiaries, to take, with respect to Parent, MergerCo, any entity referred to in the preceding clause (x), and each of their respective current or future Subsidiaries, other than with respect to any other (i.e., other than those referred to in the foregoing clause (x) or (y)) current or future direct or indirect Subsidiaries of the Equity Commitment Party) all actions necessary to secure the expiration or termination of any applicable waiting period or obtain any approvals, consents, registrations, waivers, Permits, authorizations, exemptions, clearances, orders and other confirmations, as applicable, under the HSR Act or any other Antitrust Law, Aviation Regulations (including, for the avoidance of doubt, receipt of the DOT determination referred to in Section 6.01(b) of the Company Disclosure Letter) or any Foreign Direct Investment Law and resolve any objections asserted with respect to the Transactions under any such Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint (including the absence of the DOT determination referred to in Section 6.01(b) of the Company Disclosure Letter) that would prevent, prohibit, restrict or delay the consummation of the Transactions (including due to the failure to satisfy the condition set forth in Section 6.01(b)(ii)), including (A) (1) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (2) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Parent and its Subsidiaries, (3) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time, (4) terminating existing relationships, contractual rights or obligations of the Company or its Subsidiaries, (5) creating any relationship, contractual right or obligation of the Company or its Subsidiaries, (6) effectuating any other change or restructuring of the Company or its Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority under any Antitrust Law, Aviation Regulations or Foreign Direct Investment Law in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action); provided that any such action shall be conditioned upon the Closing), or (7) taking such actions as may be necessary to (x) ensure that, at the Closing, Parent and MergerCo are, and are controlled by, a “citizen of the United States” as defined in 49 U.S.C. §40102(a)(15) of the Federal Aviation Act and as interpreted by DOT and (y) address any other specific requests from the Aviation Regulators in order to obtain the DOT determination referred to in Section 6.01(b) of the Company Disclosure Letter and (B) defending through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid the entry of, or to have vacated or terminated, any Restraint (including the absence of the DOT determination referred to in Section 6.01(b) of the Company Disclosure Letter) under any Antitrust Law, Aviation Regulations or Foreign Direct Investment Law that would prevent the Closing prior to the Outside Date then in effect (including due to the failure to satisfy the condition set forth in Section 6.01(b)(ii)). Without limiting the foregoing, in no event shall the Company (and the Company shall cause its Subsidiaries and its and their respective Representatives to not) propose, negotiate, effect or agree to any such actions (other than actions otherwise permitted by Section 5.01) without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). No actions taken pursuant to this Section 5.03 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur. Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Company shall not commit (and shall cause its controlled Affiliates not to commit) to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period or review period (including any “pull and refile” of any filing or application) under the HSR Act or any other Laws or enter into a timing agreement with any Governmental Authority under any Laws, without the prior written consent of Parent. Notwithstanding anything to the contrary, except as expressly specified in Section 5.03(d) and Section 5.03(c)(A)(7), Parent shall not be obligated (and nothing in this Section 5.03(c) or otherwise in this Agreement shall be deemed to obligate its Affiliates) to take any action contemplated by this Section 5.03 with respect to Stonepeak Partners LLC and its Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, any of the foregoing (collectively, “Stonepeak”), or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Stonepeak, other than Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries following the Closing), other than the making of filings with or submissions to, the supply of information or documentation to, or communications with, Governmental Authorities in order to obtain any consents, approvals or other clearances required to satisfy the condition to Closing set forth in Section 6.01(b), in each case, to the extent required pursuant to any Antitrust Law, Aviation Regulations or Foreign Direct Investment Laws.

(d)   Parent and MergerCo shall not, and Parent shall cause the Equity Commitment Party and (x) any direct or indirect Subsidiary special purpose or pooled capital investment vehicles of the Equity Commitment Party, (y) any direct or indirect Subsidiaries of the Equity Commitment Party that own or hold, or are contemplated by the Equity Commitment Party to own or hold, an interest in Parent and MergerCo and (z) Parent and its Subsidiaries not to, acquire or agree to acquire any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, with the intention to, or if such action would reasonably be expected to, prevent or materially delay (i) the expiration or termination of any waiting period under the HSR Act or any other Antitrust Laws, Aviation Regulations or Foreign Direct Investment Laws, (ii) obtaining approval of any Governmental Authority under Antitrust Laws, Aviation Regulations or Foreign Direct Investment Laws or (iii) the receipt of any clearance pursuant to any Antitrust Laws, Aviation Regulations or Foreign Direct Investment Laws to this Agreement or the Transactions or the consummation of the Transactions contemplated hereby, including the receipt of the DOT determination referred to in Section 6.01(b) of the Company Disclosure Letter.

(e)   In furtherance and not in limitation of the foregoing, each of the parties shall use (and shall cause their respective controlled Affiliates to use) its reasonable best efforts to (i) promptly cooperate in all respects with each other in connection with any necessary, proper or advisable submissions, consents, approvals, filings, petitions, statements, licenses, permits, authorizations, declarations, notifications, registrations, submissions of information, applications, reports, waivers, exemptions, clearances, orders, confirmations and other documents with the FTC, the DOJ, any Aviation Regulators or any other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before the FTC, the DOJ, any Aviation Regulator or any other Governmental Authority relating to the Transactions or any proceeding initiated by a private Person, (ii) keep the other parties informed in all material respects and on a reasonably timely basis of any material written or verbal communication received by such party from, or given by such party to, the FTC, the DOJ, any Aviation Regulator or any other Governmental Authority (including by promptly sending the other parties a copy of all documents, information, correspondence or other communications) and of any material written or verbal communication received or given in connection with any Proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws and the Confidentiality Agreement relating to the exchange of information, and to the extent reasonably practicable, promptly consult with the other parties with respect to information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or the FTC, the DOJ, any Aviation Regulator or any other Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, (iv) to the extent permitted by the FTC, the DOJ, any Aviation Regulator or such other applicable Governmental Authority or other Person, promptly give the other parties hereto the opportunity to attend and participate in any substantive meetings and conferences (whether in person, by telephone or otherwise), and (v) as soon as reasonably practicable (and, in any event, prior to the Outside Date) obtain all consents, registrations, waivers, exemptions, approvals, confirmations, clearances, Permits, certificates, orders, and authorizations necessary, proper or advisable to be obtained from, or renewed with, the FTC, the DOJ, any Aviation Regulator and any other Governmental Authority. Prior to submitting any material document or any information relating to the Transactions or the parties (whether formally or informally, in draft form or final form) to the FTC, the DOJ, any Aviation Regulator or any other Governmental Authority, a party shall send the other parties such document or information reasonably in advance of such submission, and consider in good faith the views of the other party prior to submitting such document or information to the FTC, the DOJ, any Aviation Regulator or any other Governmental Authority (provided that the parties will not be obligated to share with each other the HSR notification or the documents they include with their notifications under the HSR Act that are responsive to Items 4(c) and 4(d) of the HSR notification). Notwithstanding anything to the contrary in this Section 5.03, any party may, as it deems advisable and necessary, reasonably designate any sensitive information and material provided to the other parties under this Section 5.03 as “outside counsel only” and provide any such information only to outside counsel (of each other party), including on a redacted basis, and directly to the applicable requesting Governmental Authority. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. The parties shall use reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.03 so as to preserve any applicable privilege. Notwithstanding anything to the contrary, Parent shall not be required to provide the Company or any of its Representatives with names or details of the limited partners of, or other investors in, the Equity Commitment Party or any of its Affiliates.

(f)   In furtherance and not in limitation of the foregoing, each of the parties shall use (and shall cause their respective controlled Affiliates to use) its reasonable best efforts to, as soon as reasonably practicable after the date of this Agreement, cause the Company to submit to DCSA and, to the extent applicable, any other Governmental Authority a notice of the Transactions (the “Security Notification”).  The Company will reasonably cooperate with Parent in preparing the Security Notification, and any other submissions to DCSA, and negotiating any arrangement with DCSA as may be necessary for the continuation of all necessary U.S. government facility security clearances.  The parties shall use their reasonable best efforts to submit a change condition package to DCSA in the National Industrial Security System under 32 C.F.R. § 117.8 of the NISPOM as promptly as practicable following the Closing.

(g)   Parent shall pay and be responsible for all filing fees incurred in connection with the matters contemplated by this Section 5.03.

Section 5.04 Public Announcements. Unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult (and shall cause their respective Affiliates to consult) in good faith with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 5.02. The parties agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the foregoing, this Section 5.04 shall not apply to any press release or other public statement made by the Company (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement, (b) is made in the ordinary course of business and does not contain any material disclosure relating to the signing of this Agreement or the Merger Transactions, (c) to the extent required by applicable Law, regulation or stock exchange rule or listing agreement, (d) related to a Takeover Proposal, Superior Proposal or Adverse Recommendation Change, made in accordance with this Agreement, including Section 5.02. Notwithstanding the foregoing, Parent, MergerCo and their respective Affiliates may (i) without consulting the Company, make communications to, and provide ordinary course communications regarding this Agreement and the Transactions, to the Debt Financing Sources Related Parties and existing or prospective general and limited partners, equity holders, members, managers, agents and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions and (ii) make public statements regarding any Takeover Proposal that has been made public or in response to public statements of any Person recommending or encouraging stockholders of the Company not to vote in favor of the Merger.

Section 5.05 Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing to the extent relating to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Merger Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change) and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its and its Subsidiaries’ business, personnel, assets, liabilities and properties as Parent may reasonably request (other than any information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Merger Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change); provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, however, that the

Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would (i) violate applicable Law, an applicable Judgment, or a Contract or obligation of confidentiality owing to a third party in Contracts in effect as of the date of this Agreement or (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege; provided that, in the case of the foregoing clauses (i) and (ii), the Company shall, and shall cause its Affiliates to, use reasonable best efforts to find a suitable alternative to disclose information in such a way that such disclosure does not cause loss or waiver of such privilege or violate any Law or Judgment, as applicable. All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company. Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of July 3, 2024, by and among the Company and the Affiliates of the Equity Commitment Parties party thereto (the “Confidentiality Agreement”).

Section 5.06 Indemnification and Insurance.

(a)   For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permissible by applicable Law, (i) indemnify and hold harmless each current or former director or officer of the Company or its Subsidiaries and each other Person who at the Effective Time is, or at any time prior to the Effective Time was, indemnified or entitled to be indemnified by the Company or its Subsidiaries pursuant to the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and such Person (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel but subject to receipt from the Indemnitee to whom such expenses are advanced of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law by a court of competent jurisdiction in a final, nonappealable judgment that such Indemnitee is not entitled to indemnification) in connection with any Proceeding (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, officer, employee or agent of, or in a similar capacity for, the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of, or in a similar capacity for, the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee) and (ii) assume in the Merger without any further action all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the

Company or its Subsidiaries and any Indemnitee as set forth on Section 5.06(a) of the Company Disclosure Letter.

(b)   Without limiting the foregoing, for a period of six (6) years from and after the Effective Time, to the extent permitted by applicable Law, (i) Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation, and the Surviving Corporation shall cause the organizational documents of its Subsidiaries, to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, indemnification and exculpation, in each case, of directors, officers, employees or agents than are set forth as of the date of this Agreement in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement and (ii) to the fullest extent the Company would have been permitted by applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06), subject to receipt from the Indemnitee to whom such expenses are advanced of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law by a court of competent jurisdiction in a final, nonappealable judgment that such Indemnitee is not entitled to indemnification.

(c)   In the event any Proceeding is brought against any Indemnitee and in which indemnification could be sought by such Indemnitee in any threatened or actual Proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Covered Claim”), (i) the Surviving Corporation shall have the right, but not the obligation, to control the defense thereof after the Effective Time, (ii) none of Parent, the Surviving Corporation or any of its Subsidiaries shall settle, compromise or consent to the entry of any judgment in any such Covered Claim, unless such settlement, compromise or consent relates only to monetary damages or includes an unconditional release of such Indemnitee from all liability arising out of such Covered Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent, (iii) none of Parent, the Surviving Corporation or any of its Subsidiaries shall be liable for any settlement effected without Parent’s or the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (iv) each of the Surviving Corporation, its Subsidiaries and the Indemnitees shall cooperate in the defense of any Covered Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith, (v) none of Parent, the Surviving Corporation or any of its Subsidiaries shall have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable judgment that such Indemnitee is not entitled to indemnification, in which case the Indemnitee shall promptly refund to Parent or the Surviving Corporation the amount of all such expenses theretofore advanced pursuant hereto and (vi) none of Parent, the Surviving Corporation or any of its Subsidiaries shall be obligated to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnitees) for all Indemnitees in any jurisdiction with respect to any single legal action, except to the extent that, on the advice of any such Indemnitee’s counsel, two (2) or more of such Indemnitees shall have conflicting interests in the outcome of such action. At its own expense, an Indemnitee may, but will not be obligated to, employ separate counsel and participate in the defense of any

Proceeding involving such Indemnitee and so controlled by the Surviving Corporation; provided that if (i) the named parties to any such Proceeding include the Surviving Corporation and such Indemnitee and such Indemnitee is advised by its own counsel that there are legal defenses available to it that are different from or additional to those available to the Surviving Corporation or any other Indemnitee that is party thereto, (ii) a conflict of interest exists between such Indemnitee and the Surviving Corporation or (iii) the Surviving Corporation and such Indemnitee shall have mutually agreed in writing to the retention of such counsel for such Indemnitee, then in each such case such Indemnitee will be entitled to obtain its own separate counsel and the Surviving Corporation shall pay the reasonable and documented fees and expenses of such counsel.

(d)   Prior to the Effective Time, the Company shall purchase and bind a six (6)-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions (the “D&O Tail Policy”), or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The D&O Tail Policy shall provide by its terms that it will survive the Merger for not less than six (6) years for the benefit of the Company, its Subsidiaries, and the Company’s and any of its Subsidiary’s past and present directors and/or officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date hereof. The Surviving Corporation shall maintain the D&O Tail Policy in full force and effect and continue to honor the obligations thereunder for a period of six (6) years after the Effective Time or, if such policies are terminated or canceled, obtain (subject to the limitations set forth in the next sentence) an alternative D&O Tail Policy on substantially similar terms as set forth in this Section 5.06(d). Neither the Company nor the Surviving Corporation shall be required to pay a premium for the D&O Tail Policy in excess of 300% (the “Maximum Amount”) of the last annual premium paid prior to the date of this Agreement (it being understood and agreed that in the event the cost of such D&O Tail Policy exceeds the Maximum Amount, in the aggregate, the Company shall remain obligated to provide, and the Surviving Corporation shall be obligated to obtain as much comparable insurance as possible for a premium equal to the Maximum Amount). The Company and Indemnitees may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such D&O Tail Policy. Parent shall upon written request furnish a copy of such insurance policy to each beneficiary of such policy.

(e)   From and after the Effective Time, the provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such individual may have under the Company Charter Documents, under the organizational documents of such Subsidiaries or under Contract, in each case, as in effect on the date of this Agreement. From and after the Effective Time, the obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third-party beneficiaries of this Section 5.06 from and after the Effective Time).

(f)   In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A)consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(g)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

Section 5.07 Employee Matters.

(a)   For the period beginning at the Closing Date and ending on the date which is twelve (12) months following the Closing Date (such period, the “Comparability Period”), Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, provide to each Person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) (i) a base salary or wage rate and target short-term incentive compensation (excluding retention or change in control and equity or equity-based compensation opportunities) that are no less favorable, in each case, than those in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time or as otherwise set forth in Section 5.07 of the Company Disclosure Letter, subject to execution by the Continuing Employee of a general release of claims consistent with the Company’s standard form, and (iii) employee benefit plans and arrangements (including retirement and welfare benefits but excluding any severance benefits, retiree welfare benefits, nonqualified deferred compensation, retention, change in control and defined benefit pension plans) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b)   With respect to all employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time (the “Parent Benefit Plan”), including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time off and severance plans, but excluding any plans providing for defined benefit pension or retiree welfare benefits unless otherwise required by the applicable Collective Bargaining Agreement), for purposes of determining eligibility to participate, level of benefits (solely for purposes of vacation, paid time off and severance plans), vesting and benefit accruals, Parent shall, or will cause the Surviving Corporation and their respective Subsidiaries to, use reasonable best efforts to cause each such Parent Benefit Plan to recognize each Continuing Employee’s service with the Company or its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) as service with Parent, the Surviving Corporation or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)   Without limiting the generality of Section 5.07(a), Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, use reasonable best efforts to cause insurance carriers to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, use reasonable best efforts to cause to be recognized the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(d)   With respect to the Company’s short-term incentive compensation plans for the performance period during which the Closing occurs, Parent shall (or shall cause its Affiliate, including the Surviving Corporation and its Subsidiaries, to) honor such plans and pay out such short-term incentive compensation earned based on the achievement of the performance criteria established by the Company with respect thereto. Such short-term incentive compensation payments shall be made after the end of the applicable performance period consistent with past practice.

(e)   Notwithstanding anything herein to the contrary, the provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.07 is intended to, or shall constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof.

Section 5.08 Notification of Certain Matters; Stockholder Litigation.

(a)   The Company shall promptly notify Parent of any Proceeding brought by stockholders of the Company or any other Person against the Company, any of its Subsidiaries or any of its or their respective directors or officers or its or its Subsidiaries’ Representatives arising out of or relating to this Agreement or the Transactions (other than any such matters brought by Parent or any of its Affiliates, the “Transaction Litigation”), and shall keep Parent reasonably informed with respect to the status thereof. Without limiting the preceding sentence, the Company shall give Parent the opportunity to participate in the defense and settlement of any Transaction

Litigation against the Company, any of its Subsidiaries or its or their respective directors or officers relating to this Agreement or the Transactions (including by allowing for advanced review and comment on all filings or responses to be made in connection therewith), and the Company will in good faith give consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall not consent to the entry of any Judgment, settle, compromise or agree to settle or compromise any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

(b)   Prior to the Effective Time, Parent shall give prompt (and in any event, within two (2) Business Days) notice to the Company, and the Company shall give prompt (and in any event, within two (2) Business Days) notice to Parent, of any Event that, individually or in the aggregate, (i) has had or would reasonably be expected to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (ii) is reasonably likely to result in the failure of any of conditions set forth in Article VI to be satisfied; provided that no such notification (or failure to provide such notification) shall (1) affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder, (2) cure any breach of, or noncompliance with, any other provision of this Agreement or (3) limit the remedies available to the party receiving such notice; provided, further, that no failure to provide any such notification shall be treated as a breach of any covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.09 MergerCo Activities. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, MergerCo shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or contemplated by this Agreement.

Section 5.10 Parent Stockholder Consent. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of MergerCo, will execute and deliver to MergerCo and the Company a written consent adopting this Agreement in accordance with the DGCL.

Section 5.11 Stock Exchange De-listing. Prior to the Effective Time, Parent and the Company shall cooperate and, prior to the Closing, the Company shall use its reasonable best efforts to take, or cause to be taken, and do or cause to be done all things reasonably necessary, proper or advisable under applicable Law and the rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 5.12 Preparation of the Proxy Statement; Stockholders’ Meeting.

(a)   As promptly as reasonably practicable after the execution of this Agreement and subject to applicable Law, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC; provided that the Company shall not be required to file any Proxy Statement with the SEC prior to the No-Shop Period Start Date (or, if any Persons remain Excluded Parties on the No-Shop Period Start Date, until the Cut-Off Date with respect to the last such

Person). Subject to Section 5.02, the Company shall include the Company Board Recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent, MergerCo and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC as may be reasonably requested by the Company from time to time. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on the Proxy Statement (or any amendment or supplement thereto) prior to the filing thereof with the SEC and shall consider in good faith any reasonable comments or revisions made by Parent and its counsel thereon. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company shall notify Parent, and promptly prepare and file such Other Required Company Filing with the SEC. The Company shall cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any Other Required Company Filing (or any amendment or supplement thereto) prior to the filing thereof with the SEC and shall consider in good faith any reasonable comments or revisions made by Parent and its counsel thereon; provided that the foregoing shall not apply to any Other Required Company Filing (or any amendment or supplement thereto) (i) related to a Takeover Proposal, Superior Proposal or Adverse Recommendation Change, in each case, made in accordance with this Agreement, including Section 5.02, or (ii) with respect to any disputes between or among the parties hereto relating to this Agreement, the Merger or the other Transactions contemplated hereby. If Parent, MergerCo or any of their respective Affiliates are required to file any document with the SEC in connection with the Merger or the Company Stockholders’ Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent shall promptly notify the Company, and Parent and MergerCo shall, and shall cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and MergerCo shall cause, and shall cause their respective Affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Parent and MergerCo shall, and shall cause their controlled Affiliates to, provide the Company and its counsel reasonable opportunity to review and comment on any Other Required Parent Filing (or any amendment or supplement thereto) prior to the filing thereof with the SEC, and shall consider in good faith any reasonable comments or revisions made by the Company and its counsel thereon.

(b)   If, at any time prior to the Company Stockholders’ Meeting, any information relating to the Company, Parent, MergerCo or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or MergerCo, on the other hand, that should (in the good faith judgment of the Company, on the one hand, or Parent or MergerCo, on the other hand) be set forth in an amendment or supplement to the Proxy Statement any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party hereto that discovers such information will promptly notify the other, and the Company, Parent or MergerCo, as applicable, shall correct such information provided by it for use in the Proxy Statement or any

Other Required Company Filing or any Other Required Parent Filing, as applicable, and, as promptly as reasonably practicable, the Company shall prepare and file an appropriate amendment or supplement to such filing describing such information with the SEC and, to the extent required by applicable Law or the SEC or its staff, disseminated to the stockholders of the Company. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of the Company Common Stock as promptly as reasonably practicable after the resolution of any such comments. Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the holders of the Company Common Stock, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on and to propose revisions to such document or response, which the Company shall consider in good faith. Notwithstanding any provision of this Section 5.12, Parent, MergerCo and their respective Representatives shall have no responsibility for providing or obligation to provide or notify the Company or its Representatives of, and shall have no responsibility for proposing or obligation to propose for inclusion in the Proxy Statement or any amendment or supplement thereto, any information or matters known to the Company or its directors or officers.

(c)   Subject to applicable Law and Judgments, the Company will cause the Proxy Statement to be disseminated to the holders of the Company Common Stock as promptly as reasonably practicable (and in any event within five (5) Business Days) following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement.

(d)   Notwithstanding any Adverse Recommendation Change but subject to Section 5.12(a)-(c) and applicable Law and to the extent not prohibited by any Judgment, following consultation in good faith with Parent, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of NASDAQ to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval as promptly as practicable following receipt of confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement. The record date for the Company Stockholders’ Meeting shall be selected after reasonable consultation with Parent and the meeting date shall be no later than sixty (60) calendar days after the dissemination of the Proxy Statement to the holders of the Company Common Stock in accordance with Section 5.12(c) (or if such day is not a Business Day, the next succeeding Business Day). Once established, the Company shall not change the record date or the meeting date for the Company Stockholders’ Meeting, or adjourn, recess or postpone the Company Stockholders’ Meeting, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the Company may, after consultation with Parent, and shall, at the reasonable prior written request of Parent in the case of clause (iii) or (iv)

below, adjourn, recess or postpone the Company Stockholders’ Meeting (i) if any information relating to the Company, Parent or any of their respective controlled Affiliates, officers or directors has been discovered by the Company or Parent, and the Company’s Board of Directors has determined in good faith after consultation with, and taking into account the advice of, its outside legal counsel that such information is required under applicable Law to be set forth in an amendment or supplement to the Proxy Statement, such that the Proxy Statement shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances in which they were made, not false or misleading, to allow reasonable additional time to correct such information and file an appropriate amendment or supplement describing such information with the SEC and for the filing or mailing of any supplement or amendment to the Proxy Statement and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, (ii) to the extent the Company’s Board of Directors has determined in good faith after consultation with, and taking into account the advice of, its outside legal counsel, that it is required to postpone or adjourn the Company Stockholders’ Meeting by applicable Law (including, for clarity, fiduciary duties), Judgment or a request from the SEC or its staff, (iii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval (including at the request of Parent in connection with the foregoing); provided that, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company Stockholders’ Meeting will not be postponed or adjourned (x) by more than ten (10) days at a time, or (y) in the case of the foregoing clause (iii) or (iv), by more than an aggregate of thirty (30) days after the date on which the Company Stockholders’ Meeting was (or was required to be) originally scheduled.

(e)   The Company shall solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement in accordance with the DGCL and, unless the Board of Directors of the Company has effected an Adverse Recommendation Change in accordance with Section 5.02, the Company shall use its reasonable best efforts to secure the Company Stockholder Approval at the Company Stockholders’ Meeting and shall include the Company Board Recommendation in the Proxy Statement. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s written request, of the status of its efforts to solicit such approval. Unless this Agreement is earlier validly terminated pursuant to Article VII, but subject to the last sentence of Section 5.12(d), the Company shall take all action required under the DGCL, the Company Charter Documents and the applicable requirements of the NASDAQ necessary to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of voting upon the adoption of this Agreement in accordance with the DGCL, whether or not the Board of Directors of the Company at any time subsequent to the date of the Agreement shall have effected an Adverse Recommendation Change or otherwise shall have determined that this Agreement is no longer advisable. Without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the approval of the Merger shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company stockholders in connection with this Agreement or the approval of the Merger) that the Company shall propose to be acted on by the stockholders of the Company Stockholders’ Meeting.

(f)   Nothing in this Section 5.12 shall be deemed to prevent the Company or the Board of Directors of the Company or any duly authorized committee thereof from taking any action to the extent they are expressly permitted or required to take under, and in compliance with, Section 5.02.

Section 5.13 Financing.

(a)   Prior to the Closing Date, the Company and its Subsidiaries shall use reasonable best efforts to provide, and shall use reasonable best efforts to cause their Representatives to provide, to Parent and MergerCo, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise reasonably requested by Parent or the Debt Financing Sources in connection with the financings contemplated by the Debt Commitment Letter and an offering or private placement of debt securities pursuant to Rule 144A under the Securities Act, in each case, that is necessary and customary for financings of the type contemplated by the Debt Commitment Letter and an offering or private placement of debt securities pursuant to Rule 144A under the Securities Act, including using reasonable best efforts to:

(i)   as promptly as reasonably practicable (A) furnish Parent with (x) the Required Financial Information, any updates to any Required Financial Information as may be necessary for such Required Financial Information to remain Compliant and (y) such other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to the extent such information is customarily included in marketing materials or offering documents for financings similar to the financings contemplated by the Debt Commitment Letter and (B) inform Parent if the chief executive officer, chief financial officer, treasurer, controller or comparable officer of the Company or any member of the audit committee of the Board of Directors of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) comprising a portion of the Required Financial Information is reasonably likely or under consideration in order for such financial statements (or portion thereof) to comply with GAAP;

(ii)   reasonably cooperate with the due diligence of any Debt Financing Source;

(iii)   assist in preparation for and participate in marketing efforts for the Debt Financing (including causing certain appropriate members of management (with appropriate seniority and expertise) and Representatives of the Company and its Subsidiaries to participate in a reasonable number of meetings and calls (that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing)), presentations, due diligence sessions and sessions with rating agencies and accounting due diligence session, drafting sessions and roadshows, in each case, upon reasonable advance notice from, and as reasonably requested by, Parent and at reasonable times and locations (which may be virtual) to be mutually agreed, and assisting Parent in obtaining ratings in connection with the Debt Financing;

(iv)   assist Parent, MergerCo and the Debt Financing Sources with the timely preparation of (A) materials for rating agency presentations and (B) bank information memoranda, lender presentations, rating agency presentations and similar documents customary or reasonably required for use in connection with the Debt Financing and investor presentations, offering documents and prospectuses, including reviewing and commenting on Parent’s draft of a business description and MD&A to be included in marketing materials or offering documents;

(v)   execute and deliver as of (but not prior to) the Closing any guarantee, pledge and security documents, mortgages, supplemental indentures, currency or interest rate hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Sources, certificates of the chief financial officer (or other executive officer) of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letter and otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing (including the delivery of all original stock certificates and related powers, any original promissory notes and related powers, or other certificates intended to constitute collateral as contemplated by the Debt Commitment Letter) (it being understood (A) that such documents will not take effect prior to the Effective Time, (B) none of the foregoing documents or certificates shall be executed and/or delivered except in connection with the Closing and (C) no director, officer or employee of the Company or any of its Subsidiaries shall be required to execute or deliver any such document or instrument except in his or her capacity as a director, officer or employee at or following the Closing);

(vi)   provide customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors, subject to customary confidentiality provisions (which may include customary “click through” confidentiality arrangements or other confidentiality arrangements customary for syndication and arrangement procedures), and containing a customary representation to the Debt Financing Sources that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the factual information about the Company and its Subsidiaries contained in the disclosure and marketing materials related to the Debt Financing;

(vii)   promptly and in any event at least four (4) Business Days prior to the Closing Date, provide Parent and Debt Financing Sources with all documentation and other information about the Company Group that is required in connection with Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case to the extent reasonably requested in writing at least nine (9) days in advance of the Closing; provided that, it is understood and agreed that the delivery of any such documentation and other information shall not be subject to any “reasonable best efforts” qualifier contained in this clause (a);

(viii)   reasonably assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent required by SEC rules and regulations or customary or reasonably requested by Parent or the Debt Financing Sources to be included in any marketing materials or offering documents or of the type customarily provided in any Debt Financing contemplated by the Debt Commitment Letter and an offering or private placement of debt securities pursuant to Rule 144A under the Securities Act; provided that, for the avoidance of doubt, the Company and its Subsidiaries will not be required to actually (A) prepare any such pro forma financial statements, (B) prepare projections or other forward-looking information covering any period after the Closing or (C) provide any information relating to (1) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and/or any fees and expenses relating to the incurrence of such debt or equity financing, (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (3) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent; and

(ix)   request and facilitate its independent auditors to (A) provide, consistent with customary practice, (x) reasonable assistance to Parent, including in connection with Parent’s preparation of pro forma financial statements and information, and (y) customary auditors consents (including consents of accountants for use of their reports in any material relating to the Debt Financing) and reports and to provide customary “comfort letters” (including customary “negative assurance” comfort, including with respect to the pro forma financial statements, and change period comfort) with respect to financial information relating to the Company and its Subsidiaries included in any offering memorandum used in connection with the Debt Financing (and to provide customary representations to such independent auditors in connection with the foregoing) and (B) attend a reasonable number of accounting due diligence sessions and drafting sessions upon reasonable prior notice.

(b)   The Company and its Subsidiaries hereby consent to the reasonable and customary use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company’s Subsidiaries.

(c)   All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 5.13 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and MergerCo shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders (or investors) during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities); provided, that, notwithstanding the foregoing, Parent and MergerCo may disclose such information in an offering memorandum and other marketing materials related to the Debt Financing.

(d)   Notwithstanding anything in this Section 5.13 to the contrary, nothing in Section 5.13(a) shall require any such cooperation or assistance to the extent that it could result in the Company or any of its Subsidiaries being required to:

(i)   pledge any assets as collateral that is not contingent upon the Closing or that would be effective prior to the Effective Time;

(ii)   agree to pay any fee, bear any cost or expense, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing prior to the Closing, in each case, that has not been or will not be reimbursed or indemnified by Parent or MergerCo or, if required by the Company, advanced by Parent or MergerCo;

(iii)   take any actions to the extent such actions would (A) unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries, (B) subject any director, manager, officer or employee of the Company or any of its Affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of the Company or any of its Subsidiaries, any applicable Law or Judgment or any material Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound; provided that the Company and its Subsidiaries shall use reasonable best efforts to find a suitable alternative to take such actions in such a way that does not violate or otherwise breach or result in a default under any such obligations, (D) require any such entity to change any fiscal period or (E) cause (x) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (y) any other breach of this Agreement;

(iv)   waive or amend any terms of this Agreement or any other material Contract to which the Company or its Subsidiaries is party;

(v)   commit to take any action under any certificate, document or instrument or enter into any definitive agreement that is not contingent upon the Closing (other than representation letters and authorization letters referred to above and documentation referred to in Section 5.13(a)(vii) above);

(vi)   provide access to or disclose information that the Company determines, in its reasonable judgment, would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements owing to a third party applicable to, the Company or its Affiliates; provided that the Company shall, and shall cause its Affiliates to, use reasonable best efforts to find a suitable alternative to disclose information in such a way that such disclosure does not cause loss or waiver of such privilege or violate any such confidentiality obligations as applicable;

(vii)   cause any director, manager or equivalent, or any officer or employee of the Company or any its Subsidiaries to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith, or to execute or deliver any certificate in connection with the Debt Financing (other than any director, manager or equivalent, or officer or employee of the Company or any its Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions), or to take any action that is not contingent on the Closing or would be effective prior to the Closing (other than representation letters and authorization letters referred to above and documentation referred to in Section 5.13(a)(vii) above);

(viii)   make any certification or representation that the Company or such Subsidiary does not reasonably believe to be accurate; or

(ix)   deliver any legal opinion.

In addition, no amendment or modification to the Debt Commitment Letter after the date hereof shall expand the extent of cooperation required by the Company and its Subsidiaries pursuant to this Section 5.13.

(e)   Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.13 (other than any costs or expenses that would have been incurred by the Company or its Subsidiaries in ordinary course of business regardless of the transactions contemplated hereby (including the preparation and/or delivery of financial information customarily prepared by the Company or its Subsidiaries)), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with their cooperation in the arrangement of the Financing and/or the provision of any information used in connection therewith (other than factual information provided by or on behalf of the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company, its Subsidiaries or their Representatives. The foregoing obligations in this clause (e) shall survive the termination of this Agreement.

(f)   Each of Parent and MergerCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing in an amount required to satisfy the Financing Uses on the terms and subject only to the conditions (including the “market flex” provisions) set forth in the Commitment Letters (or, other than with respect to amount and conditionality, on terms that are otherwise acceptable to Parent, MergerCo and the providers of the applicable Financing in their sole discretion), including using reasonable best efforts to: (i) maintain in effect and comply with the Commitment Letters; (ii) negotiate and enter into definitive agreements no later than the Closing Date with respect to the Debt Financing on the terms and subject only to the conditions (including the “market flex” provisions) set forth in the Debt Commitment Letter (or, other than with respect to amount and conditionality, on terms that are otherwise acceptable to Parent, MergerCo and the providers of the applicable Financing in their sole discretion); (iii) satisfy on a timely basis (taking into account the expected timing of the Closing) all conditions to the funding or investing of the Financing required to satisfy the Financing Uses applicable to Parent in the Commitment Letters and the definitive agreements related thereto that are within their control; and (iv) enforce its rights under the Commitment Letters and the definitive agreements relating to the Financing. Parent and MergerCo shall not, without the prior written consent of the Company, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Commitment Letters if such termination, amendment, modification or waiver would (A) reduce or have the effect of reducing the aggregate amount of the Financing below the amount necessary to satisfy the Financing Uses (including by increasing the amount of fees to be paid or original issue discount), (B) impose new or additional conditions precedent to the availability of the Financing or otherwise adversely expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Commitment Letters in a manner that would reasonably be expected to materially delay or prevent the funding of the Financing in an amount required to satisfy the Financing Uses on the Closing Date; or (C) materially and adversely impact the ability of Parent or MergerCo, as applicable, to enforce its rights against other parties to the Commitment Letters; provided that Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, managers, agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement, to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto in connection therewith or to give effect to any “market flex” provisions in the fee letters referred to in Section 4.05(b). Parent shall promptly deliver to the Company copies of any amendment, modification or waiver to or under any Commitment Letter (which may be redacted in a manner consistent with the redactions permitted by Section 4.05(b)). Parent and MergerCo will fully pay, or cause to be paid, all commitment and other fees under or arising pursuant to the Debt Commitment Letter that are due and payable prior to the effective date as and when they become due and payable.

(g)   Upon the reasonable request of the Company, Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive documents for the Debt Financing. Parent shall give the Company prompt notice of, and keep the Company informed on a current basis and in reasonable detail of (i) any material breach or default or termination or cancellation or repudiation by any party to any of the Commitment Letters or definitive documents related to the Financing of which Parent or MergerCo becomes aware, (ii) the receipt of any written notice or other written communication from any financing source with respect to any (A) actual material breach or default or termination or repudiation by any party to any of the Commitment Letters or any definitive document related to the Financing of any material provisions of the Commitment Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any of the Commitment Letters or any definitive document related to the Financing, in each case, that would reasonably be expected to prevent or materially delay the funding of the Financing in an amount required to satisfy the Financing Uses on the Closing Date, (iii) the receipt of any written notice or other written communication on the basis of which Parent expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing below the amount necessary to satisfy the Financing Uses; and (iv) to the extent known by Parent, the occurrence of an event or development that would reasonably be expected to materially and adversely impact the ability of Parent or MergerCo to obtain all or any portion of the Financing in an amount required to satisfy the Financing Uses. Parent and MergerCo shall promptly provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. If any portion of the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account any available Equity Financing) becomes unavailable or Parent becomes aware of any event or circumstance that would reasonably be expected to make any portion of the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account any available Equity Financing) unavailable, in each case, on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, each of Parent and MergerCo shall use its reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources (such financing, the “Alternative Financing”) (1) in an amount sufficient to satisfy the Financing Uses (after taking into consideration the portion of the Debt Financing that is and remains available and the amount of the Equity Financing), (2) with terms and conditions (including “market flex” provisions) not less favorable to Parent and MergerCo (or their respective Affiliates) than the terms and conditions (including the “market flex” provisions) set forth in the Debt Commitment Letter, (3) which do not impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing set forth in the Debt Commitment Letter (provided that, in no case shall Parent or MergerCo be required to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including the “market flex” provisions)) and (4) which would not reasonably be expected to materially delay or prevent the funding of the Financing (or the satisfaction of the conditions to the Financing) on the Closing Date, as promptly as reasonably practicable following the occurrence of such event; provided that the failure to obtain Alternative Financing shall not relieve Parent or MergerCo of any obligation hereunder. Parent shall deliver to the Company true, complete and correct copies of the new executed commitment letter (including all related exhibits, schedules, annexes, supplements and terms sheets thereto, and including any related fee letter) that provided for such Alternative Financing (which fee letter may be redacted in a manner consistent with the redactions permitted by Section 4.05(b)). For purposes of this Agreement (other than with respect to representation in this Agreement made by Parent or MergerCo as of the date of this Agreement), references to (x) the “Financing” and “Debt Financing” shall include any such Alternative Financing and (y) the “Debt Commitment Letter” and “Commitment Letters” shall include such documents with respect to any such Alternative Financing.

(h)   Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.13 will require, and in no event will the reasonable best efforts of Parent or MergerCo be deemed or construed to require, either Parent or MergerCo to (i) share any information with the Company if doing so would waive attorney client or other similar legal privilege (provided that Parent shall use reasonable best efforts to provide such information in a manner that would not jeopardize such privilege), or (ii) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter.

Section 5.14 The Indentures.

(a)   Parent or MergerCo will be permitted, at their option and expense, to commence and conduct, in accordance with the terms of either Indenture, one or more tender offers and (if it so elects) to conduct a consent solicitation with respect to the outstanding 2029 Convertible Notes and/or 2028 Senior Notes (any such offer to purchase, together with any such consent solicitation, a “Debt Offer”). If Parent or MergerCo elect to conduct a Debt Offer, Parent shall provide the Company with substantially complete drafts of the necessary offer to purchase, letter of transmittal, supplemental indenture or other related documents in connection with such Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on the Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel; provided, that any offer to purchase and/or consent solicitation statement shall be provided to the Company no later than two (2) full Business Days prior to commencement of the applicable Debt Offer. Parent shall reasonably consult with the Company regarding the timing and commencement of any Debt Offer and any relevant tender or consent deadlines. The closing (or, if applicable, effectiveness) of any Debt Offer shall be expressly conditioned on the consummation of the Merger (which condition shall not be waivable by Parent and/or MergerCo) and the acceptance for purchase by Parent or MergerCo, as applicable, of any and all validly tendered and not validly withdrawn 2029 Convertible Notes and/or 2028 Senior Notes by the holders thereof in such Debt Offer. The Company shall reasonably cooperate with Parent and MergerCo to cause any such Debt Offer to close concurrently with the consummation of the Merger. If Parent and/or MergerCo elect to conduct a Debt Offer, (i) the Debt Offer shall be conducted in compliance with the applicable Indenture and applicable Law, including all SEC rules and regulations, and (ii) the Company shall, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with any Debt Offer, at the sole expense of Parent. For the avoidance of doubt, (A) the consummation of a Debt Offer shall not be a condition to Closing and (B) neither the Company nor any of its directors, officers, employees or affiliates shall be obligated to make any recommendation with respect to any Debt Offer.

(b)   Subject to the receipt of any requisite consents as part of any Debt Offer including a consent solicitation, the Company shall execute a supplemental indenture to the applicable Indenture in accordance with such Indenture, amending the terms and provisions of such Indenture as described in the Debt Offer Documents as reasonably requested by Parent or MergerCo, which supplemental indenture shall become operative no earlier than the consummation of such Debt Offer, and shall use reasonable best efforts to cause the trustee under the applicable Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing; provided, however, that in no event shall the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that is not permitted under the applicable Indenture or applicable Law or would become operative prior to the Closing Date or the time of acceptance for purchase of the 2029 Convertible Notes and/or 2028 Senior Notes by Parent or MergerCo. The Company shall, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation reasonably requested by Parent in connection with the execution of the supplemental indentures referred to in the immediately preceding sentence, at the sole expense of Parent. If reasonably requested by Parent, the Company shall use reasonable best efforts to cause its legal counsel to provide all customary legal opinions required in connection with the transactions contemplated by this Section 5.14 to the extent such legal opinion relates to the Company and is required to be delivered prior to the Closing Date under the applicable Indenture or otherwise in connection with the applicable Debt Offer; provided, that in no case shall the Company be required to cause its legal counsel to provide a customary “10b-5” letter. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion with respect to a Debt Offer that in the opinion of the Company or its legal counsel does not comply with applicable Laws or the applicable Indenture, or an opinion with respect to financing by Parent or MergerCo.

(c)   Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries and its respective Representatives in connection with any Debt Offer or any redemption or prepayment pursuant to Section 5.14(e) (other than any costs or expenses that would have been incurred by the Company or its Subsidiaries in the ordinary course of business regardless of the transactions contemplated hereby, and shall indemnify and hold harmless the Company and its Subsidiaries and its respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with their cooperation in the Debt Offer, redemption or prepayment and the provision of any information used in connection therewith (other than information provided by or on behalf of the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company, its Subsidiaries or their Representatives.

(d)   Prior to the Effective Time, the Company shall take all actions required by the 2029 Convertible Notes Indenture to be performed by the Company as a result of the execution and delivery of this Agreement and the consummation of the Transactions, including the giving of any notices that may be required in connection with the 2029 Convertible Notes and the delivery to the trustee under the 2029 Convertible Notes Indenture of any certificates, opinions, documents or instruments required to be delivered to the trustee under the 2029 Convertible Notes Indenture, in each case, in connection with the Transactions or otherwise required pursuant to the terms of the 2029 Convertible Notes Indenture. In furtherance of the foregoing, the Company shall cooperate with Parent to (i) execute and deliver to the trustee under the 2029 Convertible Notes Indenture a supplemental indenture to the 2029 Convertible Notes Indenture, as and to the extent required by the 2029 Convertible Notes Indenture, including to provide that on and after the Effective Time, each holder of 2029 Convertible Notes shall have the right to convert such 2029 Convertible Notes into the Merger Consideration in accordance with, and subject to, the provisions of the 2029 Convertible Notes Indenture governing the conversion of the 2029 Convertible Notes (including any applicable increase in the “Conversion Rate” thereunder for conversions made in connection with the Transactions), and (ii) cause to be executed and delivered to the trustee under the 2029 Convertible Notes Indenture an “Officer’s Certificate” and an “Opinion of Counsel” (as such terms are defined in the 2029 Convertible Notes Indenture) and any other related documentation required by the 2029 Convertible Notes Indenture in connection with such supplemental indenture. Parent and its counsel shall be given a reasonable opportunity to review and comment on any such supplemental indenture, notice, certificate, opinion, document or instrument, in each case before such document is provided to such trustee, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.

(e)   The Company and its Subsidiaries shall, if requested by Parent, redeem the 2028 Senior Notes in full upon the terms set forth in and in compliance with the 2028 Senior Notes Indenture. The Company shall, and shall cause its Subsidiaries to, at the written request of Parent and solely to the extent permitted by the 2028 Senior Notes Indenture, use its and their reasonable best efforts to (i) issue one or more notices of optional redemption for all of the outstanding aggregate principal amount of the 2028 Senior Notes, pursuant to the 2028 Senior Notes Indenture, in order to effect a redemption on the Closing Date; provided that such redemption notice shall be subject to and conditioned upon the occurrence of the Closing and in no event will (A) the pendency of the redemption of the 2028 Senior Notes have any effect on the timing of the Closing or (B) the consummation of the redemption of the 2028 Senior Notes in any way be construed to be a condition to the consummation of the Closing; and (ii) provide any other cooperation reasonably requested by Parent that is necessary or reasonably required in connection with a redemption or prepayment of the 2028 Senior Notes and the satisfaction and discharge of the 2028 Senior Notes Indenture effective no earlier than the Closing, including using reasonable best efforts to take such actions, including the issuance of all customary certificates, opinions and other documentation, as may be required under the terms of the 2028 Senior Notes to effect such redemption or prepayment and satisfaction and discharge effective as of the Closing. Parent shall deposit or cause to be deposited funds with the trustee under the 2028 Senior Notes Indenture sufficient to fund any redemption or prepayment of the 2028 Senior Notes, in the case of a redemption no later than the redemption time specified in the applicable redemption notice (subject to the occurrence of the Effective Time). Parent and its counsel shall be given a reasonable opportunity to review and comment on all documents related to the redemption, prepayment and satisfaction and discharge of the 2028 Senior Notes, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.

(f)   Capitalized terms in this Section 5.14 that are not otherwise defined in this Agreement have the meanings given to them in the applicable Indenture.

Section 5.15 Convertible Notes Warrants. The Company shall, and shall cause its Representatives to, cooperate with Parent in connection with, and at Parent’s request, initiate or continue, any discussions or negotiations with the counterparties to the Convertible Notes Warrants or any of their respective Affiliates or any other person, in each case, to the extent such Affiliate or other person expressly represents the interests of the counterparties to the Convertible Notes Warrants or is empowered to make any determinations, cancelations, terminations, exercises, settlements, adjustments or computations under the Convertible Notes Warrants (any such counterparty, affiliate or person, a “Hedge Counterparty”), with respect to any determination, adjustment or computation in connection with the Convertible Notes Warrants, including with respect to any cash amounts or shares of Company Common Stock that may be issuable, deliverable or payable by the Company pursuant to the Convertible Notes Warrants (including upon termination thereof). The Company shall promptly provide Parent with any written notices or other documents received from any Hedge Counterparty with respect to any determination, cancelation, termination, exercise, settlement, adjustment or computation under, or in connection with any discussions or negotiations related to, the Convertible Notes Warrants. The Company shall not, and shall cause its Representatives not to, except as contemplated herein, enter into any discussions, negotiations or agreements in respect of the Convertible Notes Warrants or make any elections, amendments, modifications or other changes to the terms of the Convertible Notes Warrants, without Parent’s prior written consent, such consent not to be unreasonably withheld or delayed. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any written response to any written notice or other document received from any Hedge Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the Convertible Notes Warrants prior to making any such response, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to making any such response.

Section 5.16 Treatment of Company Indebtedness. The Company shall, and shall cause its applicable Subsidiaries to, deliver to Parent prior to the Closing Date (and shall use best efforts to deliver to Parent at least three (3) Business Days prior to the Closing Date) (with drafts being delivered in advance as reasonably requested by Parent) (a) copies of payoff letters (subject to the delivery of funds as arranged by Parent) with respect to the Credit Agreement (the “Subject Indebtedness”) in customary form reasonably satisfactory to Parent, which payoff letters shall each (i) indicate the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated (other than provisions that customarily survive) and (iii) provide that all Encumbrances and guarantees in connection with the Subject Indebtedness relating to the assets and properties of the Company or its Subsidiaries securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date and (b) all customary lien release documentation relating to the repayment, prepayment, redemption, discharge or termination of all obligations under the Subject Indebtedness and the release of all related pledges, security interests and guarantees with respect to the Subject Indebtedness (including any mortgage releases and termination statements on Form UCC-3 or other releases). The Company shall, and shall cause its applicable Subsidiaries to, provide all cooperation reasonably requested by Parent in connection with the treatment of any existing letters of credit (including the replacement, backstop or cash collateralization thereof).

Section 5.17 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or MergerCo, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerCo, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.18 Takeover Law. The parties shall (a) take all action reasonably necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Law is or becomes applicable to any of the foregoing, take all action reasonably necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law or the restrictions in the Company Charter Documents on the Merger and the other transactions contemplated by this Agreement.

Section 5.19 Director Resignations. The Company shall use reasonable best efforts to cause to be delivered to Parent at or prior to the Closing evidence reasonably satisfactory to Parent of the resignation, conditioned and effective as of the Effective Time, of the directors of the Company in office immediately prior to the Effective Time, in each case, solely in such individual’s capacity as a director of the Board of Directors of the Company.

Section 5.20 Other DPA Matters. Without limiting the generality of Section 5.03, and except as would not reasonably be expected to have a Parent Material Adverse Effect, prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain any direct or indirect equity interests (or rights to obtain any equity interests), governance rights, information access or direct or indirect control in Parent, MergerCo or any Person of which MergerCo is a direct or indirect Subsidiary in a manner that will trigger a mandatory filing obligation pursuant to Section 721 of the Defense Production Act of 1950, including all implementing regulations thereof.

Section 5.21 Third-Party Consents. Prior to the Closing, the Company shall, upon the reasonable written request of Parent, use its reasonable best efforts to obtain or effect, as applicable, any necessary or desirable notices, acknowledgments, waivers or consents with respect to any Contracts of the Company or its Subsidiaries identified by Parent; provided that, notwithstanding anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Subsidiaries be required to make or agree to make any payments to any third party, concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, or defend or participate in any Proceeding, in each case, in connection with such cooperation; provided, however, that, if required by Parent, the Company shall, and shall cause its Subsidiaries to, take any such actions so long as the effectiveness of such action is contingent on the Closing. Notwithstanding the foregoing, this Section 5.21 shall not apply to any matters contemplated by Section 5.03, which shall be governed exclusively by Section 5.03.

Article VI
Conditions to the Merger

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)   No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger.

(b)   Required Regulatory Approvals; HSR. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act (including any timing agreements with or commitment to any Governmental Authority to delay or not to close the transactions contemplated by this Agreement entered in connection therewith) shall have expired or early termination thereof shall have been granted; and (ii) the consents, approvals or other clearances set forth in Section 6.01(b) of the Company Disclosure Letter shall have been obtained.

(c)   Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

Section 6.02 Conditions to the Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)   Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.02 (Capitalization) (other than Section 3.02(b)(vi)) and Section 3.07(b) (No Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than, with respect to Section 3.02 (Capitalization), any inaccuracies that would not reasonably be expected to result in, individually or in the aggregate, more than de minimis additional cost, expense or liability to the Company, Parent, MergerCo or their Affiliates, (ii) set forth in Section 3.01 (Organization; Standing), Section 3.03(a) (Subsidiaries) (other than with respect to Joint Ventures), Section 3.04 (Authority; Noncontravention), Section 3.20 (U.S. Citizen; Air Carrier), Section 3.22 (No Rights Agreement; Anti-Takeover Provisions), Section 3.23 (Opinion of Financial Advisor) and Section 3.24 (Brokers and Other Advisors) (collectively, the “Fundamental Representations”) to the extent qualified by “materiality”, “Material Adverse Effect” and words of similar import set forth therein shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date except, in each case, for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time), and all of the Fundamental Representations to the extent not qualified by “materiality”, “Material Adverse Effect” and words of similar import set forth therein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time) and (iii) set forth in Article III, other than those Sections specifically identified in clauses (i) and (ii) of this paragraph, shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)   Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)   No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 6.03 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)   Representations and Warranties. The representations and warranties of Parent and MergerCo (i) set forth in Section 4.01 (Organization; Standing) and Section 4.02 (Authority; Noncontravention) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) set forth in Article IV, other than those Sections specifically identified in clause (i) of this paragraph, shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and MergerCo by an executive officer of Parent to such effect.

(b)   Compliance with Covenants. Parent and MergerCo shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement and the Company shall have received a certificate signed on behalf of Parent and MergerCo by an executive officer of Parent to such effect.

Article VII
Termination

Section 7.01 Termination. This Agreement may be terminated, and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Stockholder Approval:

(a)   by the mutual written consent of the Company and Parent;

(b)   by either of the Company or Parent:

(i)   if the Effective Time shall not have occurred on or prior to May 3, 2025 (as such date may be extended pursuant to this Section 7.01(b)(i), the “Outside Date”) or such other date as may be agreed to by the parties in writing after the date hereof; provided that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the events specified in this Section 7.01(b)(i) (it being understood that Parent and MergerCo shall be deemed a single party for purposes of the foregoing proviso); provided, further, that, in the event the Marketing Period has commenced but has not completed as of the Outside Date, the Outside Date shall be extended to the date that is four (4) Business Days following the then-scheduled end date of the Marketing Period; provided, further, that if on the Outside Date the conditions set forth in Section 6.01(b) or Section 6.01(a) (to the extent relating to the matters set forth in Section 6.01(b)) shall not have been satisfied but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended until September 3, 2025 and such date shall become the Outside Date for purposes of this Agreement;

(ii)   if any Restraint having the effect set forth in Section 6.01(a) (Legal Restraints) shall be in effect and shall have become final and nonappealable; provided that no party shall be permitted to invoke this Section 7.01(b)(ii) if such party’s failure to comply with Section 5.03 is the primary cause of, or resulted in, the failure of this condition to be satisfied; or

(iii)   if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, a vote on the adoption of this Agreement shall have been taken and the Company Stockholder Approval shall not have been obtained;

(c)   by Parent:

(i)   if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) (Company Representations) or Section 6.02(b) (Company Compliance with Covenants) and (B) is incapable of being cured by the date that is twelve (12) Business Days prior to the Outside Date then in effect or, if capable of being so cured, the Company shall not have cured such breach or failure to perform by the earlier of twelve (12) Business Days prior to the Outside Date then in effect and the date that is twenty (20) calendar days following receipt by the Company of written notice of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or MergerCo is then in breach, or if there is any inaccuracy of, any of its representations, warranties, covenants or agreements hereunder and such breach or inaccuracy would result in a failure of a condition set forth in Section 6.03; or

(ii)   if, prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company or any duly authorized committee thereof shall have made an Adverse Recommendation Change; or

(d)   by the Company:

(i)   if any of Parent or MergerCo shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) (Parent Representations) or Section 6.03(b) (Parent Compliance with Covenants) and (B) is incapable of being cured by the date that is twelve (12) Business Days prior to the Outside Date then in effect or, if capable of being so cured, either Parent or MergerCo, as applicable, shall not have cured such breach or failure to perform by the earlier of twelve (12) Business Days prior to the Outside Date then in effect and the date that is twenty (20) calendar days following receipt by Parent of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in breach, or if there is any inaccuracy of, any of its representations, warranties, covenants or agreements hereunder and such breach or inaccuracy would result in a failure of a condition set forth in Section 6.02;

(ii)   prior to receipt of the Company Stockholder Approval, in order to enter into a Company Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.02 (Go-Shop; No Solicitation; Change of Recommendation); provided that, prior to or concurrently with such termination, the Company pays or causes to be paid the applicable Company Termination Fee under Section 7.03(a) so long as Parent has provided the Company with wire instructions for such payment (or otherwise upon provision thereof); or

(iii)   if (A) the conditions set forth in Section 6.01 (Mutual Closing Conditions) and Section 6.02 (Conditions to the Obligations of Parent and MergerCo to Closing) have been satisfied or waived (to the extent such waiver is permitted by applicable Law) (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), (B) on or after the date that the Closing should have occurred pursuant to Section 1.02, the Company has confirmed by irrevocable written notice to Parent that all of the conditions set forth in Section 6.03 (Conditions to the Obligations of the Company to Closing) have been satisfied or waived (to the extent such waiver is permitted by applicable Law), and the Company stands ready, willing and able to consummate the Transactions and (C) the Merger shall not have been consummated within the earlier of (1) three (3) Business Days after the later of the delivery of such notice and (2) one (1) Business Day prior to the Outside Date.

Section 7.02 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.13(e) (Certain Financing Expense Reimbursement and Indemnification), Section 5.14(c) (Debt Offer Expense Reimbursement and Indemnification), this Section 7.02, Section 7.03 (Termination Fee) and Article VIII (Miscellaneous Provisions) (including, for the avoidance of doubt, Section 8.13), all of which shall survive the termination of this Agreement), and there shall be no liability on the part of Parent, MergerCo, the Company or their respective directors, officers, Affiliates or any other Person, except, subject to Section 7.03(d) and Section 7.03(f) (including the limitations on liability set forth therein), no such termination shall relieve any applicable party from liability for damages to another party resulting from a willful and material breach of this Agreement or from Fraud, which the parties acknowledge and agree such liability will not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by a party’s stockholders (including, in the case of the Company, the premium reflected in the Merger Consideration, which was specifically negotiated by the Board of Directors of the Company on behalf of the Company’s stockholders and taking into consideration all other relevant matters, including other combination opportunities, the time value of money and any obligations of the parties pursuant to the Limited Guarantee to make such payments in accordance with, and subject to the terms, thereof). The Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.01.

Section 7.03 Termination Fee.

(a)   In the event that:

(i)   (A) this Agreement is validly terminated by the Company or Parent pursuant to Section 7.01(b)(i) (Termination after the Outside Date) or Section 7.01(b)(iii) (Failure to receive the Company Stockholder Approval) or by Parent pursuant to Section 7.01(c)(i) (Company Breach), (B) after the date of this Agreement and prior to such valid termination of this Agreement, a Takeover Proposal shall have been publicly made or publicly proposed, or shall have been delivered to the Company or the Board of Directors of the Company (or a committee thereof), and has not been fully, unconditionally, irrevocably and publicly (to the extent publicly made or proposed) withdrawn prior to (1) the date that is at least ten (10) days prior to the Company Stockholders’ Meeting in the event of a termination pursuant to Section 7.01(b)(iii) (Failure to receive the Company Stockholder Approval) or (2) termination of this Agreement in the event of a termination pursuant to Section 7.01(b)(i) (Termination after the Outside Date) or Section 7.01(c)(i) (Company Breach) and (C) within twelve (12) months of the date this Agreement is validly terminated, the Company enters into a written agreement providing for the consummation of any Takeover Proposal (it being understood that the consummation of such Takeover Proposal may (or may not) occur after the twelve (12)-month period after this Agreement is validly terminated) or any Takeover Proposal is consummated, in each case, regardless of whether or not such Takeover Proposal is with or from the same Person or Persons that made the Takeover Proposal under clause (B); provided that, for purposes of clauses (B) and (C) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii)   this Agreement is validly terminated (A) by Parent pursuant to Section 7.01(c)(ii) (Adverse Recommendation Change; Company Acquisition Agreement) or (B) by the Company pursuant to Section 7.01(d)(ii) (Superior Proposal);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay or cause to be paid the applicable Company Termination Fee to Parent or its designee by wire transfer of same-day funds so long as Parent has provided the Company with wire instructions for such payment, (x) in the case of Section 7.03(a)(ii)(A) within two (2) Business Days after such termination, (y) in the case of Section 7.03(a)(ii)(B), simultaneously with or prior to such termination, or (z) in the case of Section 7.03(a)(i), within two (2) Business Days after the earlier of the consummation of the Takeover Proposal referred to therein and the entry into of such written agreement; it being understood that in no event shall the Company be required to pay or cause to be paid the applicable Company Termination Fee on more than one occasion. As used herein, “Company Termination Fee” shall mean a cash amount equal to $55,339,993; provided, however, that if this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii) prior to the applicable Cut-Off Date for an Excluded Party to enter into a definitive agreement with respect to a Superior Proposal received from such Excluded Party, then the “Company Termination Fee” shall be $37,156,852;

(b)   In the event that (i) the Company shall terminate this Agreement pursuant to Section 7.01(d)(iii) (Termination due to financing failures) or Section 7.01(d)(i) (Parent Breach), or (ii) the Company or Parent shall terminate this Agreement pursuant to Section

7.01(b)(i) (Termination on or after the Outside Date) and at such time the Company had the right to terminate this Agreement pursuant to Section 7.01(d)(iii) (Termination due to financing failures) or Section 7.01(d)(i) (Parent Breach), then Parent shall pay or cause to be paid to the Company a termination fee of $150,000,000 in cash (the “Parent Termination Fee”) by wire transfer of same-day funds within twelve (12) Business Days of such termination so long as the Company has provided Parent with wire instructions for such payment, it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.

(c)   Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement and (ii) any amounts payable pursuant to this Section 7.03 are a reasonable approximation of the applicable party’s damages and do not constitute a penalty and hereby irrevocably waives, and agrees not to assert in any Proceeding arising out of or relating to this Agreement, any claim to the contrary. Accordingly, if the Company or Parent, as the case may be, fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Proceeding which results in a judgment against the other party, with respect to Parent or MergerCo, or parties, with respect to the Company, for the payment set forth in this Section 7.03, such paying party shall pay or cause to be paid the other party or parties, as applicable, its or their reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on such amount due or portion thereof at the annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (such costs, expenses and interest, collectively, the “Recovery Expenses”); provided that neither party shall be required to pay Recovery Expenses in an aggregate amount greater than $7.5 million.

(d)   Subject in all respects to the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement and indemnification obligations of Parent under Section 5.13(e) (Certain Financing Expense Reimbursement and Indemnification), Section 5.14(c) (Debt Offer Expense Reimbursement and Indemnification), Section 7.03(c) and Section 8.13 (Fees and Expenses), the Company’s right to terminate this Agreement and (as applicable) receive payment of the Parent Termination Fee pursuant to Section 7.03(b), together with any Recovery Expenses, shall be the sole and exclusive remedy (whether in Contract or in tort or otherwise, and whether or not available) of the Company Group against Parent, MergerCo and any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates or any former, current or future general or limited partner, stockholder, financing source, manager, member, director, officer or Affiliate of the foregoing (collectively, the “Parent Related Parties”) or the Debt Financing Sources Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated for any reason or for no reason or for a breach or failure to perform hereunder (whether Fraud, willful (including willful and material breach), intentional, unilateral or otherwise) or otherwise relating to or arising out of this Agreement or the Transactions (or the termination thereof), and for the avoidance of doubt upon payment of such amount none of the Parent Related Parties or the Debt Financing Sources Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Limited Guarantee, the Commitment Letters or the Transactions. None of the Company, its Subsidiaries nor any other Company Related Party shall or shall be entitled to (and the Company shall cause the Company Related Parties not to) seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in Contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith except for the Parent Termination Fee and any Recovery Expenses (to the extent payable hereunder). For the avoidance of doubt, in no event shall Parent or MergerCo be subject to (nor shall any Company Related Party seek to recover) monetary damages in excess of an amount equal to the Parent Termination Fee and any Recovery Expenses, in the aggregate, for any losses or other liabilities arising out of or in connection with breaches (whether Fraud, willful (including willful and material breach), intentional, unilateral or otherwise) by Parent or MergerCo of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have, including for a breach of Section 2.02 as a result of the Debt Financing not being available to be drawn down or otherwise arising from the Commitment Letters or the Limited Guarantee or in respect of any oral representation made or alleged to be made in connection herewith or therewith.

(e)   Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement obligations of the Company under Section 7.03(c) and Section 8.13 (Fees and Expenses), except in the case of Fraud by the Company, upon any valid termination of this Agreement under circumstances in which the Company Termination Fee is payable pursuant to Section 7.03(a) and the applicable Company Termination Fee, together with any Recovery Expenses, is paid in full, the receipt by Parent of the applicable Company Termination Fee, together with any Recovery Expenses, shall be the sole and exclusive monetary remedy (whether in Contract or in tort or otherwise) of the Parent Related Parties against the Company Group and any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates or any former, current or future general or limited partner, stockholder, financing source, manager, member, director, officer or Affiliate of the foregoing (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated for any reason or for no reason or for a breach or failure to perform hereunder (whether willful (including willful and material breach), intentional, unilateral or otherwise) or otherwise relating to or arising out of this Agreement or the Transactions (or the termination thereof), and for the avoidance of doubt upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Limited Guarantee, the Commitment Letters or the Transactions.

(f)   While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.08 and the payment of the Parent Termination Fee or the applicable Company Termination Fee, as applicable, under Section 7.03, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

Article VIII
Miscellaneous

Section 8.01 No Survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

Section 8.02 Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment to the provisions hereof which by Law would require further approval by the stockholders of the Company; provided, further, that any modification or amendment of Section 7.03, this proviso of Section 8.02, clause (v) of Section 8.06, Section 8.07(c) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.07(d) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.08, Section 8.09 (solely to the extent that it relates to the Debt Financing Sources Related Parties) or Section 8.16 or the definitions of Debt Commitment Letter, Debt Financing, Debt Financing Sources or Debt Financing Sources Related Parties that is material and adverse in any respect to the interests of the Debt Financing Sources Related Parties, will not be effective against the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.03 Extension of Time, Waiver, etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and MergerCo shall be deemed a single party for such purposes). Notwithstanding the foregoing, no failure or delay by the Company, Parent or MergerCo in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.04 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties (such consent not to be unreasonably withheld, delayed or conditioned); provided that, subject to the other limitations in this Agreement (including Section 5.03 and Section 5.20), each of Parent and MergerCo shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder to (i) a wholly-owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, or (ii) any debt financing sources (including the Debt Financing Sources) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing), so long as such assignment is consistent with the Aviation Regulations as interpreted by DOT and so long as such assignment would not result in a Parent Material Adverse Effect, but no such assignment shall relieve Parent or MergerCo of any of its obligations hereunder. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Letter (which, for the avoidance of doubt, shall not constitute part of this Agreement pursuant to Section 268 of the DGCL, but do constitute “facts ascertainable” as that term is used in Section 251(b) of the DGCL and operate upon the terms of this Agreement as provided herein), the Commitment Letters, Confidentiality Agreement and the Limited Guarantee, and any other agreement, document, instrument, or certificate contemplated by this Agreement or to be executed by Parent, MergerCo, the Company or their respective Affiliates, as applicable, in connection with the consummation of the Transactions (collectively, the “Transaction Documents”), constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (i) if and only to the extent the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration as provided in Section 2.01; (ii) if and only to the extent the Effective Time occurs, the right of the holders of Equity-Based Awards to receive such amounts as provided for in Article II; (iii) if and only to the extent the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 of this Agreement; (iv) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.03(d) and Section 7.03(e), respectively, and (v) each Debt Financing Sources Related Party shall be an express third-party beneficiary of Section 7.03, the proviso in Section 8.02, this clause (v) of Section 8.06, Section 8.07(c) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.07(d) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.08, Section 8.09 (solely to the extent that it relates to the Debt Financing Sources Related Parties) and Section 8.16, in each case, such clauses which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to in clauses (i) through (v) above.

Section 8.07 Governing Law; Jurisdiction.

(a)   This Agreement, the Transactions and all claims and causes of action arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)   All Proceedings arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Proceeding, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Proceeding, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Proceeding, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Proceeding arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Proceeding, any state or federal court within the State of Delaware), except for Proceedings brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c)   Notwithstanding anything to the contrary in this Agreement, each party to this Agreement acknowledges and irrevocably agrees (i) that any legal action, whether at law or in equity, whether in Contract or in tort or otherwise, against any Debt Financing Sources Related Party arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) that, except to the extent relating to the interpretation of any provisions in this Agreement or the Debt Commitment Letters, any legal action, whether at law or in equity, whether in Contract or in tort or otherwise, against any Debt Financing Sources Related Party shall be governed by, and construed in accordance with, the Laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring any such legal action in any other court and (iv) that the provisions of this Section 8.07(c) shall apply to any such legal action.

(d)   Notwithstanding anything in this Agreement to the contrary, each party hereby irrevocably and unconditionally agrees that it will not bring or support any litigation against any Debt Financing Sources Related Party in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, that the provisions of Section 8.09 relating to the waiver of jury trial shall apply to such action, suit or proceeding and that, except to the extent relating to the interpretation of any provisions in this Agreement or the Debt Commitment Letter, any such action, suit or proceeding shall be governed by and construed in accordance with the Laws of the State of New York.

Section 8.08 Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, subject to the limitations set forth in Section 7.03, (b) the provisions set forth in Section 7.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies to enforce Parent’s obligation to cause the Equity Financing to be funded to fund the Merger Consideration and Parent’s and MergerCo’s obligations to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) all of the conditions set forth in Sections 6.01 and 6.02 have been and continue to be satisfied or waived (to the extent such waiver is permitted by applicable Law) as of the date the Closing should have occurred pursuant to Section 1.02 (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), (ii) the Debt Financing has been funded in full (or, if less, an amount sufficient to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing and available cash of the Company and its Subsidiaries)) in accordance with the terms thereof or will be so funded if the Equity Financing is funded at the Closing (for the avoidance of doubt, if the Debt Financing has not been funded and will not be funded at the Closing for any reason (including breach of Section 5.13), the Company shall not be entitled to enforce Parent’s and MergerCo’s obligation to consummate the Closing and the Equity Commitment Party’s obligation to provide the Equity Financing pursuant to this Section 8.08 unless conditioned on the Debt Financing or any Alternative Financing being funded concurrently therewith), (iii) the Company has irrevocably confirmed by written notice to Parent that (A) all of the conditions set forth in Section 6.03 (Conditions to the Obligations of the Company to Closing) have been satisfied or waived (to the extent such waiver is permitted by applicable Law) and (B) if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement and within the Company’s control to cause the Closing to occur in accordance with Section 1.02 and (iv) Parent and MergerCo fail to consummate the Closing on or prior to the date on which the Closing should have occurred pursuant to Section 1.02. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything in this Agreement to the contrary, no Debt Financing Source or any Debt Financing Sources Related Party shall have any liability to the Company or any of its Subsidiaries or Affiliates relating to or arising out of this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or any Debt Financing, or any performance thereof, whether in law or in equity, whether in Contract or in tort or otherwise, nor shall the Company or any of its Subsidiaries or Affiliates be entitled to specific performance of any commitment letter (including the Debt Commitment Letter) or similar agreement entered into by Parent or MergerCo or any of their respective Affiliates for any Debt Financing against the Debt Financing Sources or any Debt Financing Sources Related Party providing such Debt Financing; provided that, for the avoidance of doubt, nothing herein shall limit or otherwise adversely affect the rights of Parent, MergerCo or their successors and permitted assigns (including, upon and after the Closing Date, the Company and the Surviving Corporation) against the Debt Financing Sources. Under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both specific performance to cause the Closing to occur and also the Parent Termination Fee or monetary damages of any kind.

Section 8.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH (INCLUDING THE DEBT FINANCING) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 8.09.

Section 8.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or MergerCo, to it at:

c/o Stonepeak Infrastructure Partners
550 W 34th Street, 48th Floor
New York, New York 10001
Attention:	James Wyper, Senior Managing Director
Adrienne Saunders, General Counsel
Email:	wyper@stonepeak.com
saunders@stonepeak.com
legalandcompliance@stonepeak.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue,
New York, New York 10017
Attention:	Eli Hunt
Keegan Lopez
Email:	eli.hunt@stblaw.com
keegan.lopez@stblaw.com

If to the Company, to it at:

Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, Ohio 45177
Attention:	Joseph Hete, Executive Chairman
Joseph Payne, Chief Legal Officer
Email:	joe.hete@atsginc.com
joe.payne@atsginc.com

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue,
New York, New York 10017
Attention:	William Aaronson
Evan Rosen
Email:	william.aaronson@davispolk.com
evan.rosen@davispolk.com

Vorys, Sater, Seymour and Pease LLP
52 East Gay St.
Columbus, OH 43215
Attention:	Chadwick Reynolds
Roger Lautzenhiser
Email:	cpreynolds@vorys.com
relautzenhis@vorys.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 8.11 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law. Notwithstanding the foregoing, the parties intend that the remedies and limitations contained in Section 7.03 and Section 8.08 be construed as an integral provision of this Agreement and as such, this Agreement cannot be construed without such sections.

Section 8.12 Definitions.

(a)   As used in this Agreement, the following terms have the meanings ascribed thereto below:

“2028 Senior Notes” means the Company’s 4.750% Senior Notes due 2028, issued under the 2028 Senior Notes Indenture.

“2028 Senior Notes Indenture” means that certain Indenture, dated as of January 28, 2020, among Cargo Aircraft Management, Inc., the Company, the subsidiary guarantors party thereto and Regions Bank, as trustee, as supplemented by that certain First Supplemental Indenture, dated as of April 13, 2021, among Cargo Aircraft Management, Inc., the guarantors party thereto and Regions Bank, as trustee, as amended or supplemented to the date of this Agreement.

“2029 Convertible Notes” means the Company’s 3.875% Convertible Senior Notes due 2029, issued under the 2029 Convertible Notes Indenture.

“2029 Convertible Notes Indenture” means that certain Indenture, dated as of August 14, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee, as amended or supplemented to the date of this Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise For the avoidance of doubt, for all purposes of this Agreement, the Joint Venture Entities, Amazon.com, Inc. and their respective Affiliates are not Affiliates of the Company.

“Airline Subsidiaries” means ABX Air, Inc., Air Transport International, Inc. and Omni Air International, LLC.

“Amazon Warrant 2018” means the warrants issued by the Company to Amazon.com, Inc. on December 20, 2018, as amended and restated on May 6, 2024, to purchase up to 14,801,369 shares of Company Common Stock.

“Amazon Warrant 2020” means the warrants issued by the Company to Amazon.com, Inc. on May 29, 2020, as amended and restated on May 6, 2024, to purchase up to 7,014,804 shares of Company Common Stock.

“Amazon Warrant 2024” means the warrants issued by the Company to Amazon.com, Inc. on May 6, 2024, to purchase up to 2,915,000 shares of Company Common Stock.

“Amazon Warrants” means, collectively, Amazon Warrant 2018, Amazon Warrant 2020, Amazon Warrant 2024 and the Subsequent Amazon Warrant 2024.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, the United Kingdom Bribery Act of 2010, Laws adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable Laws relating to combating domestic or international bribery and corruption.

“Anti-Money Laundering Laws” means laws related to money laundering, anti-terrorism, proceeds of crime, or financial record keeping, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and any other applicable anti-money laundering laws.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Associated Party” means, with respect to the Company, any former or current direct or indirect stockholder beneficially owning 5% or more of the Company’s voting securities or any current director or executive officer of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any such Person’s affiliates or immediate family members.

“BAML Warrants” means those certain warrants issued by the Company to Bank of America, N.A. on September 25, 2017, to purchase up to 3,800,000 shares of Company Common Stock, evidenced by (i) the base warrant confirmation, September 25, 2017, between the Company and Bank of America, N.A., and (ii) the additional warrant confirmation, dated September 26, 2017, between the Company and Bank of America, N.A.

“BMO Warrants” means those certain warrants issued by the Company to Bank of Montreal on September 25, 2017, to purchase up to 950,000 shares of Company Common Stock, evidenced by (i) the base warrant confirmation, September 25, 2017, between the Company and Bank of Montreal, and (ii) the additional warrant confirmation, dated September 26, 2017, between the Company and Bank of Montreal.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banking institutions in the City of New York, New York are authorized or required by Law or executive order to be closed.

“CARES Act” means Coronavirus Aid, Relief, and Economic Security (CARES) Act (Pub. L. 116-136) and any Treasury regulations or any administrative or other guidance published with respect thereto by the IRS, or any other Law, executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19, including the Families First Coronavirus Response Act, the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act, and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Authority in connection with or in response to COVID-19.

“C.F.R.” means the U.S. Code of Federal Regulations.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means each collective bargaining, works council or other labor union Contract or labor arrangement covering any employee of the Company or any of its Subsidiaries, excluding any national, industry or similar generally applicable Contract or arrangement.

“Commitment Letters” means the Equity Commitment Letter and the Debt Commitment Letter.

“Commonly Controlled Entity” means any Person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended and/or restated, as the case may be.

“Company Group” means, collectively, the Company and its Subsidiaries.

“Company IT Assets” means the IT Assets used in the operation of the businesses of the Company or any of its Subsidiaries.

“Company Lease” means any lease, sublease, sub-sublease, license or other agreement (including any amendments, assignments, guaranties or other agreements related thereto) pursuant to which the Company or any of its Subsidiaries’ leases, subleases, licenses, uses or occupies any Leased Real Property.

“Company Owned IT Assets” means the IT Assets owned or purported to be owned by the Company or any of its Subsidiaries and used in the operation of the businesses of the Company or any of its Subsidiaries.

“Company Plan” means each agreement, plan, program, policy or other arrangement covering current or former directors, employees or individual consultants of the Company or any of its Subsidiaries, that is (i) an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a stock option, stock purchase, restricted stock, restricted stock unit, performance stock, performance stock unit, long-term cash or other equity, equity-based or long-term incentive plan, program, policy or arrangement, (iii) an individual employment, consulting, change-in-control, severance or retention agreement, plan, program, policy or arrangement, (vi) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, gross-up, medical, dental, life, relocation, clawback, cafeteria, disability, sick leave, death benefit, group insurance, employee benefit or fringe benefit agreement, plan, program, policy or arrangement or (iv) other similar agreement, plan, program, policy or arrangement (whether or not subject to ERISA and whether written or unwritten, formal or informal), in each case, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute or to which the Company or its Subsidiaries is a party, other than any agreement, plan, program or policy mandated by applicable Law.

“Company Warrants” means, collectively, (i) the Amazon Warrants and (ii) the Convertible Notes Warrants.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not, taken as a whole, contain any untrue statement of a material fact regarding the Company and its Subsidiaries, or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make the statements contained in such Required Financial Information not misleading in light of the circumstances in which it was made (giving effect to all supplements and updates provided therewith), (ii) such Required Financial Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 that are applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities) and (iii) the financial statements and other information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high-yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company’s independent public accountants to issue a customary “comfort” letter (including “negative assurance” comfort and change period comfort) to the Debt Financing Sources to the extent required in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, hedge, derivative, contract or other agreement.

“Convertible Notes Warrants” means the Goldman Warrants, the BAML Warrants, the JPM Warrants and the BMO Warrants.

“Copyright” is defined in the definition of Intellectual Property.

“COVID-19” means the COVID-19 pandemic, including any evolutions, mutations or variants of SARS-CoV-2 or the COVID-19 disease, any “second” or “subsequent” waves and any further epidemics or pandemics arising therefrom.

“Credit Agreement” means, collectively, (i) Credit Agreement, dated as of March 1, 2023, by and among Airborne Global Leasing Limited, as borrower, Cargo Aircraft Management, Inc. and Air Transport Services Group, Inc., as guarantors, the lenders from time to time party thereto and Truist Bank, as administrative agent and (ii) Third Amended and Restated Credit Agreement, dated as of April 6, 2021, by and among Cargo Aircraft Management, Inc., as borrower, Air Transport Services Group, Inc., the lenders and other financial institutions from time to time a party thereto and Truist Bank, as administrative agent, as amended by First Amendment to Third Amended and Restated Credit Agreement and Other Credit Documents, dated as of October 19, 2022, and Second Amendment to Third Amended and Restated Credit Agreement, dated as of March 1, 2023.

“DCSA” shall mean the Defense Counterintelligence and Security Agency.

“Debt Commitment Letter” shall mean the executed commitment letter dated as of the date hereof, from the Debt Financing Sources party thereto (including all exhibits, schedules, supplements, term sheets and annexes thereto) pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein for the purposes of funding a portion of the Financing Uses (the “Debt Financing”), as the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.13(f).

“Debt Financing” is defined in the definition of Debt Commitment Letter.

“Debt Financing Sources” shall mean the Persons (including parties to any joinder agreement or amendments joining such Persons to the Debt Commitment Letter) that have committed to provide or arrange any debt financing contemplated by the Debt Commitment Letter or alternative debt financings (including an offering or private placement of debt securities pursuant to Rule 144A under the Securities Act) in connection with the Transactions.

“Debt Financing Sources Related Party” means the Debt Financing Sources together with their respective Affiliates, and the respective directors, officers, employees, partners, members, managers, agents, advisors, controlling persons and the other representatives, successors and assigns of each of the foregoing.

“DFARS” means the Defense Federal Acquisition Regulation Supplement.

“Domain Name” is defined in the definition of Intellectual Property.

“Encumbrance” means any pledge, lien, claim, charge, mortgage, deed of trust, security interest, lease, license, sublicense, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature, whether contingent or absolute.

“Environmental Law” means any Law (including common law) pertaining to pollution or the protection, investigation or restoration of the environment (including as relating to climate change, greenhouse gases, or noise), natural resources, occupational health and safety or, as relates to exposure to hazardous or toxic substances, human health and safety, including any Law relating to the generation, storage, handling, Release or transportation of or exposure to hazardous or toxic substances, and any applicable orders, injunctions, judgments, rulings, writs, decrees or Permits under such Laws.

“Equity-Based Awards” means, collectively, Company Restricted Stock Awards, Company RSUs and Company PSUs.

“Equity Commitment Letters” shall mean the executed equity commitment letters dated as of the date hereof, from Stonepeak Infrastructure Fund IV LP, including all annexes, exhibits, schedules, supplements, term sheets and other attachments thereto, pursuant to which Stonepeak Infrastructure Fund IV LP has committed to provide equity financing to Parent in an amount set forth therein (the “Equity Financing”) as the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.13(f).

“Equity Financing” is defined in the definition of Equity Commitment Letters.

“Equity Plans” means the Air Transport Services Group Amended and Restated 2005 Long-Term Incentive Plan and the Air Transport Services Group, Inc. Amended and Restated 2015 Long-Term Incentive Plan, each as may be amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means applicable U.S. and non-U.S. Laws relating to export, re-export, transfer or import controls, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations, the Regulation (EU) 2021/821 setting up an EU regime for the control of exports, brokering, technical assistance, transit and transfer of dual-use items and any Laws implemented by national competent authorities of member state, the UK Strategic Export Control Lists administered by the UK Export Control Join Unit and Department for Business and Trade, and customs and import laws, including those administered by U.S. Customs and Border Protection.

“Excluded Information” means (1) pro forma financial statements (other than as set forth in clause (ii) of the definition of “Required Financial Information,”) (2) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, desired to be incorporated into any information used in connection with the Debt Financing, (3) description of all or any portion of the Debt Financing, including any “description of notes,” “plan of distribution” or any other information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or offering of high-yield secured debt securities pursuant to Rule 144A under the Securities Act, as applicable, (4) risk factors relating to all or any component of the Debt Financing, (5) any other information required by Rules 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act, any compensation discussion and analysis or other information required by Item 402 of Regulation S-K under the Securities Act or executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, information required by Item 10 or 601 of Regulation S-K, XBRL exhibits, or any other information or financial data customarily excluded from an offering memorandum for private placements of any non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act or (6) any information to the extent that the provision thereof would violate any law, rule or regulation.

“Excluded Party” means any Person or group of Persons identified as an Excluded Party in writing by the Company to Parent on or prior to the No-Shop Period Start Date (i) who is not a No-Shop Party, (ii) from whom the Company or any of its Representatives has received a written bona fide Takeover Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, and (iii) which Takeover Proposal the Board of Directors of the Company has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes, or would reasonably be expected to result in or constitute, a Superior Proposal (a “Qualified Proposal”); provided that a Person or group of Persons shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person or group of Persons) upon the earlier to occur of the following (A) such Takeover Proposal made by such Person or group of Persons is withdrawn by written notice to the Company, any of its Subsidiaries or any of their respective Representatives (it being understood that any amendment, modification or replacement of such Takeover Proposal shall not, in and of itself, be deemed a withdrawal of such Takeover Proposal), (B) such Takeover Proposal, in the good faith determination of the Board of Directors of the Company, after consultation with its financial advisors and outside legal counsel, no longer is, or would no longer be reasonably expected to result in or constitute, a Superior Proposal and (C) 11:59 p.m. (New York City time) on December 23, 2024 (the earlier date to occur of the foregoing (A), (B) and (C), the “Cut-Off Date”).

“FAR” means the Federal Acquisition Regulation.

“Federal Aviation Act” means Subtitle VII of Title 49 of the U.S. Code.

“Financing” means the Debt Financing and the Equity Financing.

“Foreign Direct Investment Laws” means all applicable foreign and domestic Laws that are designed or intended to prohibit, restrict, review or regulate foreign investments for national security, public order, state security or similar policy objective.

“Fraud” means the actual, knowing and intentional fraud of any Person in connection with the representations and warranties set forth in Article III and Article IV and any other Transaction Document.

“GAAP” means generally accepted accounting principles in the U.S., consistently applied.

“Goldman Warrants” means those certain warrants issued by the Company to Goldman Sachs & Co. LLC on September 25, 2017, to purchase up to 1,900,000 shares of Company Common Stock, evidenced by (i) the base warrant confirmation, September 25, 2017, between the Company and Goldman Sachs & Co. LLC., and (ii) the additional warrant confirmation, dated September 26, 2017, between the Company and Goldman Sachs & Co. LLC.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that is outstanding and in effect as of the date hereof, which if accepted or awarded, would lead to a prime contract with a Governmental Authority, or to a subcontract with a prime contractor or subcontractor under a prime contract with a Governmental Authority.

“Government Contract” means any Contract, grant, basic ordering agreement, letter contract or order between the Company or any of its Subsidiaries, on the one hand, and (i) any Governmental Authority, (ii) another Person under such other Person’s prime contract with a Governmental Authority, or (iii) any subcontractor of a Governmental Authority in its capacity as a subcontractor, on the other hand, for which the period of performance has not expired or terminated, or final payment has not been received, or which remain open to audit as of the date of this Agreement.

“Government Submission” means a Government Contract or Government Bid.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational, including each of the Aviation Regulators.

“group” has the meaning given to it in Section 13(d)(3) of the Exchange Act.

“Hazardous Substance” means any substance, material, or waste defined, listed or regulated as “hazardous,” “toxic,” a “pollutant,” “contaminant,” or words of similar import (or for which liability or standards of conduct may be imposed) under any Environmental Law, and petroleum, any petroleum-based product, asbestos and asbestos-containing materials, polychlorinated biphenyls, radioactive materials, lead, and per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (i) indebtedness for borrowed money, whether current or funded, secured or unsecured (including guarantees thereof), (ii) debt securities (including notes, bonds, debentures or other similar instruments) or rights to acquire debt securities of such Person, (iii) any other rights to acquire any debt securities of the Company or any of its Subsidiaries, (iv) guarantees of any of the indebtedness or the debt securities of another Person or any “keep well” or other agreement to maintain any financial statement condition of another Person or (v) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Indentures” means the 2028 Senior Notes Indenture and the 2029 Convertible Notes Indenture.

“Intellectual Property” means all intellectual property rights, including the following, in each case in any jurisdiction throughout the world: (i) any patent or patent applications, patentable inventions, together with, all extensions, adjustments, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations thereof (collectively, “Patents”); (ii) any trademark, service marks, trade dress, logos, brand names, corporate names, taglines, and any other indicia of origin, together with the goodwill associated with any of the foregoing, and any application, registration or renewal thereof (collectively, “Trademarks”); (iii) social media identifiers (such as an Instagram® handle) and related accounts; (iv) any and all copyrightable works of authorship, including registered and unregistered copyrights in both published works and unpublished works (including software and databases), and all copyright applications or registrations thereof (collectively, “Copyrights”); (v) any internet domain name and uniform resource locators (each, a “Domain Name”); and (vi) any trade secret, confidential know-how, concepts, methods, processes, specifications, inventions, databases, customer lists, mailing lists or business plans, and other confidential and proprietary information (collectively, “Trade Secrets”).

“IRS” means the Internal Revenue Service.

“IT Assets” means computer and other information technology systems, including hardware, software, computer systems, databases and documentation, reference and resource materials relating thereto.

“Joint Venture Agreement” means any agreement relating to the formation, creation, equity or other ownership interests, operation, management or control of any Joint Venture Entity.

“JPM Warrants” means those certain warrants issued by the Company to JPMorgan Chase Bank, National Association on September 25, 2017, to purchase up to 2,850,000 shares of Company Common Stock, evidenced by (i) the base warrant confirmation, September 25, 2017, between the Company and JPMorgan Chase Bank, National Association, and (ii) the additional warrant confirmation, dated September 26, 2017, between the Company and JPMorgan Chase Bank, National Association.

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry, as of the date of this Agreement, of the individuals listed on Section 8.12(a) of the Company Disclosure Letter and (ii) with respect to Parent or MergerCo, the actual knowledge after reasonable inquiry, as of the date of this Agreement, of any of the officers or directors of Parent or MergerCo.

“Law” means any law (including common law), statute, constitution, ordinance, act, code, rule, directive, ruling, determination or regulation, enacted, issued, adopted, promulgated or otherwise put into effect by any Governmental Authority.

“Leased Real Property” means any real property that is leased, subleased, sub-subleased or licensed by the Company or any of its Subsidiaries (in each case, whether as tenant, sublandlord, subtenant or by other occupancy arrangement).

“Marketing Period” means the first period of fourteen (14) Business Days commencing after the date hereof throughout and at the end of which (i) Parent has the Required Financial Information and the Required Financial Information is Compliant, (ii) the conditions set forth in Article VI are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but, for the avoidance of doubt, the Closing shall be subject to the satisfaction or waiver of those conditions at such time) and (iii) nothing has occurred and no condition exists that would cause any of the unwaived conditions set forth in Article VI to fail to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but, for the avoidance of doubt, the Closing shall be subject to the satisfaction or waiver of those conditions at such time) assuming that the Closing were to be scheduled at any time during such fourteen (14) Business Day period; provided that (x) if the Marketing Period has not been completed on or prior to December 20, 2024, such fourteen (14) Business Day period shall not commence until January 6, 2025 and (y) November 27, 2024, November 29, 2024, May 23, 2025, and July 3, 2025 shall not count toward such fourteen (14) Business Day period (but such period shall not need to be consecutive to the extent that it begins before and ends after such days); provided, further, that (1) the Marketing Period shall end on any earlier date prior to the expiration of such fourteen (14) Business Day period if the Debt Financing is closed on such earlier date and (2) the Marketing Period shall not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of such fourteen (14) Business Day period, (I) the Company’s independent accountants shall have withdrawn their audit opinion with respect to any audited financial statements (or portion thereof) contained in or that include (and affect) the Required Financial Information, in which case such fourteen (14) Business Day period shall not commence or be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such audited financial statements (or portion thereof) for the applicable periods by the independent accountants of the Company or another independent public accounting firm of recognized national standing reasonably acceptable to Parent, (II) the Company shall have publicly announced any intention to, or determines that it must, restate any financial statements or other financial information included in or that includes (and affects) the Required Financial Information or any such restatement is under active consideration, in which case such fourteen (14) Business Day period shall not commence or be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has announced that it has concluded, or determined, as the case may be, that no restatement shall be required in accordance with GAAP or (III) any Required Financial Information would not be Compliant at any time during such fourteen (14) Business Day period or otherwise ceases to meet the requirement of “Required Financial Information” as defined, in which case such fourteen (14) Business Day period shall not commence or be deemed to commence unless and until, at the earliest, such Required Financial Information is updated or supplemented so that it is Compliant and meets the definition of “Required Financial Information” (it being understood that if any Required Financial Information provided at the commencement of such fourteen (14) Business Day period ceases to be Compliant or meet the definition of “Required Financial Information” during such fourteen (14) Business Day period, then such fourteen (14) Business Day period will be deemed not to have commenced). If the Company in good faith reasonably believes that it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes the Required Financial Information was delivered), in which case the requirement to deliver the Required Financial Information will be deemed to have been satisfied as of the date of delivery of such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information the Company has not delivered).

“Material Adverse Effect” means any effect, change, event, circumstance, development, condition or occurrence (“Event”) that, individually or in the aggregate, has, or would be reasonably expected to have, a material adverse effect on (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company to consummate the Merger on or prior to the Outside Date; provided, however, that solely with respect to the foregoing clause (i), “Material Adverse Effect” shall not include any Event to the extent arising out of, or resulting from, the following: (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets generally, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation or (B) (1) changes or prospective changes in Law or in GAAP, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory, political or social conditions, in each case after the date of this Agreement, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 3.04(d) and Section 3.05 or that otherwise relates to the effect of the Transactions (or Section 6.02(a) as it relates to Section 3.04(d) and Section 3.05) or any such other representation or warranty), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators to the extent relating to the identity of Parent or MergerCo, or any Transaction Litigation, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) epidemics, pandemics, disease outbreak, earthquakes, wild fires, floods, hurricanes, tornados or other natural disasters, force majeure events or other comparable events, (5) any action taken by the Company and its Subsidiaries that is required by this Agreement (other than for purposes of any representation or warranty contained in Section 3.04(d) and Section 3.05 or that otherwise relates to the effect of the Transactions (or Section 6.02(a) as it relates to Section 3.04(d) and Section 3.05) or any such other representation or warranty) or at Parent’s written request or the failure to take any action by the Company or its Subsidiaries if such action is prohibited by this Agreement, (6) any change or prospective change in the Company’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of the Company, (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or (9) any matters set forth in Section 8.12(b) of the Company Disclosure Letter (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8)) is a Material Adverse Effect); provided further, however, that any Event referred to in clause (A) or clauses (B)(1), (3), or (4) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such Event has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding, in any event, the Financing.

“No-Shop Party” means any Person or group of Persons, or any Affiliate thereof, who (i) entered into a confidentiality agreement with the Company with respect to such Person’s consideration and evaluation of any transaction with or involving the Company of a type described in the definition of “Takeover Proposal”, or (ii) held discussions or negotiations with the Company or any of its Representatives with respect to such Person’s consideration and evaluation of any such transaction, or otherwise received confidential information from or on behalf of the Company relating to such Person’s consideration and evaluation of any such transaction, in each case of clauses (i) and (ii), during the period from January 1, 2024, to the date of this Agreement.

“Open Source Software” means any computer software program whose source code is published and made available under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Owned Company Intellectual Property” means all Intellectual Property owned or intended to be owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any Event that would prevent or materially delay, materially interfere with, materially hinder or materially impair (i) the consummation by Parent or MergerCo of any of the Transactions on a timely basis (including receipt of the DOT determination referred to in Section 6.01(b) of the Company Disclosure Letter) or (ii) the compliance by Parent or MergerCo with its obligations under this Agreement.

“Patent” is defined in the definition of Intellectual Property.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar non-monetary Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use, utility or value of the applicable real property or otherwise materially impair the present or reasonably contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property which are not violated by the current use and operation of such real property or any violation of which would not materially impair the use, utility or value of the applicable real property or otherwise materially impair the present or reasonably contemplated business operations at such location, (iii) statutory Encumbrances for Taxes not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (iv) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Encumbrances granted or which arise in the ordinary course of business and that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (v) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, (vi) non-exclusive licenses or sublicenses, or covenants not to sue, in the ordinary course of business, (vii) Encumbrances discharged at or prior to the Effective Time, (viii) Encumbrances set forth in Section 8.12(c) of the Company Disclosure Letter and (ix) such other non-monetary Encumbrances against real property that do not materially detract from the value of or materially impair the existing use of such property affected by such Encumbrance.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means any information that, alone or in combination with other information held by or on behalf of the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, including all information that constitutes “personal information”, “personal data,” or “personally identifiable information” or any other similar term as defined under, or that is otherwise regulated by, applicable Law.

“Proceeding” means any action, claim, investigation, arbitration, mediation, proceeding, litigation or suit commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“Registered Company Intellectual Property” means all Patent registrations and applications therefor, Trademark registrations and applications therefor, Copyright registrations and applications therefor and Domain Name registrations, in each case, included in the Owned Company Intellectual Property.

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“Release” means any spilling, emitting, emptying, escaping, pouring, leaking, pumping, injecting, disposal, dumping, discharging or leaching into the environment (including indoor and outdoor air, soil, sediment, surface water and groundwater).

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, financing sources, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other operating information and data regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the Securities Act of the Company to consummate the offering of high-yield debt securities (including all audited financial statements and all unaudited interim financial statements for the three, six or nine month, as applicable, period most recently ended at least 40 days prior to the date on which the information is required by this definition and the comparable period in the prior year, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which will have been reviewed by the Company’s independent public accountants as provided in AS 4105, Review of Interim Financial Statements); (ii) the financial information of the Company and its Subsidiaries that is reasonably requested by Parent from the Company solely to the extent necessary to assist in Parent’s preparation of pro forma financial statements in connection with the financing contemplated by the Debt Commitment Letter; and (iii) such other pertinent and customary information regarding the Company and its Subsidiaries (A) as may be reasonably requested by Parent to the extent that such information is required in connection with the financing contemplated by the Debt Commitment Letter and of the type and form customarily included in (I) marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letter or (II) an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act or (B) all other information and data related to the Company and its Subsidiaries that would be necessary for the underwriter or initial purchaser of an offering of such securities to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including customary “negative assurance” and change period comfort, including with respect to pro forma financial statements), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” and “closing” of the high-yield bonds to be issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum, in each case of clauses (i), (ii) and (iii), assuming that such offering of securities or syndication of the credit facilities were consummated at the same time during the Company’s fiscal year as such offering or syndication will be made. Notwithstanding anything to the contrary in clauses (i), (ii) and (iii) of this definition, Required Financial Information shall not include any Excluded Information.

“Rollover Agreements” means the agreements, if any, entered into prior to the Closing Date between Parent (or any Affiliate thereof) and the Rollover Investors relating to any Rollover Shares.

“Rollover Investors” means any Person who enters into a Rollover Agreement prior to Closing.

“Rollover Shares” means any Company Common Stock contributed to Parent (or an Affiliate thereof) by the Rollover Investors in accordance with the terms of the applicable Rollover Agreement.

“Sanctioned Person” means any Person who is the subject or target of Sanctions, including by virtue of being (i) listed on any Sanctions-related list of designated or blocked persons, (i) a Governmental Authority of, resident in, or organized under the Laws of a country, region, or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, non-government controlled areas of the Kherson or Zaporizhzhia regions of Ukraine, and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine) or (iii) 50% or more owned or controlled by any of the foregoing.

“Sanctions” means any applicable economic or financial sanctions or trade embargoes administered or enforced by (i) the United States government, including the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, (ii) the United Nations Security Council, (iii) the European Union (including any Member State), (iv) His Majesty’s Treasury or (v) any other relevant sanctions authority with jurisdiction over the Company.

“Subsequent Amazon Warrant 2024” means the warrant to purchase up to 2,915,000 shares of Company Common Stock expected to be issued by the Company to Amazon.com, Inc. following the date hereof and prior to the Effective Time pursuant to the Amazon Investment Agreement and on the terms set forth in the Form of Amended and Restated Warrant attached thereto.

“Subsidiary”, when used with respect to any Person, means (i) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or (ii) of which such Person or one of its Subsidiaries is a general partner or manager. For the avoidance of doubt, for all purposes of this

Agreement, the Joint Venture Entities and their respective Subsidiaries are not Subsidiaries of the Company or its other Subsidiaries.

“Tax Returns” mean any reports, returns, declarations, elections, disclosures, estimates, information returns, filings, claims for refund or statements filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” means all taxes, imposts, levies, fees, withholdings or other like assessments or charges, in each case in the nature of, or similar to, a tax, imposed by a Governmental Authority, together with all interest, assessments, penalties and additions imposed with respect to such amounts, including taxes imposed on, or measured by, income, capital, profits or gross receipts, and franchise, ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, escheat, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, and transfer and gains taxes.

“Trade Secret” is defined in the definition of Intellectual Property.

“Trademark” is defined in the definition of Intellectual Property.

“Transaction Regulatory Filing” means, collectively, all regulatory filings required to be made pursuant to the HSR Act or any other Antitrust Laws and Foreign Direct Investment Laws and pursuant to any Aviation Regulations.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger and the Financing.

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any comparable state or local law.

(b)   The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Acceptable Confidentiality Agreement	5.02(j)
Adverse Recommendation Change	5.02(e)
Agreement	Preamble
Aircraft	3.19(a)
Alternative Financing	5.13(g)
Announcement	5.04
Appraisal Shares	2.07(a)
Aviation Regulations	3.05
Aviation Regulators	3.05
Balance Sheet Date	3.06(c)
Bankruptcy and Equity Exception	3.04(a)
Book-Entry Share	2.01(c)

Terms Not Defined in this Section 8.12	Section
CAA	3.05
Capex Plan	5.01(b)(xiii)
Capitalization Date	3.02(a)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Acquisition Agreement	5.02(b)(i)
Company Associated Party Contract	3.25
Company Board	3.23
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company ERISA Affiliate	3.11(c)
Company Intellectual Property	3.14(b)
Company Preferred Shares	3.02(a)
Company PSU	2.03(b)
Company Related Parties	7.03(e)
Company Restricted Stock Award	2.03(c)
Company RSU	2.03(a)
Company SEC Documents	3.06(a)
Company Securities	3.02(b)
Company Stockholder Approval	3.04(c)
Company Stockholders’ Meeting	5.12(d)
Company Subsidiary Securities	3.03(b)
Company Termination Fee	7.03(a)
Comparability Period	5.07(a)
Confidentiality Agreement	5.05
Continuing Employee	5.07(a)
Covered Claim	5.06(c)
CPARS	3.18(f)
Cut-Off Date	Excluded Party Definition
D&O Tail Policy	5.06(d)
Debt Offer	5.14(a)
Debt Offer Documents	5.14(a)
DGCL	Recitals
DOJ	5.03(c)
DOT	3.05
DPA	4.12(c)
DTC	2.02(b)(i)
Effective Time	1.03
Equity Commitment Parties	Recitals
Exchange Act	3.05
Exchange Fund	2.02(a)
FAA	3.05

Terms Not Defined in this Section 8.12	Section
FCC	3.05
Filed SEC Documents	Article III
Financing Uses	4.05(f)
FTC	5.03(c)
Fundamental Representations	6.02(a)
Go-Shop Period	5.02(a)(i)
Goldman	3.23
Guarantor	Recitals
Hedge Counterparty	5.15
Indemnitee	5.06(a)
Indemnitees	5.06(a)
Insurance Policies	3.21
Intervening Event	5.02(m)
Intervening Event Notice Period	5.02(g)
IP Contracts	3.14(c)
Joint Venture Entity	3.03(c)
Judgment	3.08(a)
JV Interest	3.03(c)
Leased Aircraft	3.19(a)
Limited Guarantee	Recitals
Malicious Code	3.15(c)
Material Contract	3.17(a)
Maximum Amount	5.06(d)
Merger	Recitals
Merger Consideration	2.01(c)
MergerCo	Preamble
NASDAQ	3.05
No-Shop Period Start Date	5.02(a)(i)
Operated Aircraft	3.19(a)
Other Required Company Filing	5.12(a)
Other Required Parent Filing	5.12(a)
Outside Date	7.01(b)(i)
Owned Aircraft	3.19(d)
Parent	Preamble
Parent Benefit Plan	5.07(b)
Parent Related Parties	7.03(d)
Parent Termination Fee	7.03(b)
Partnership	3.10(j)
Paying Agent	2.02(a)
Payoff Amount	5.16
Permits	3.09(b)
Privacy Obligations	3.15(a)
Privacy Policies	3.15(a)
Proxy Statement	3.05
Recovery Expenses	7.03(c)

Terms Not Defined in this Section 8.12	Section
Restraints	6.01(a)
SEC	3.05
Secretary of State of Delaware	1.03
Securities Act	3.06(a)
Security Notification	5.03(f)
Share Certificate	2.01(c)
Significant Customers	3.26
Significant Vendors	3.26
Solvent	4.06
Stockholders Agreement	5.02(b)(i)
Stonepeak	5.03(c)
Subject Indebtedness	5.16
Superior Proposal	5.02(l)
Superior Proposal Notice Period	5.02(f)
Surviving Corporation	1.01
Takeover Inquiry	5.02(a)(i)
Takeover Law	3.22(b)
Takeover Proposal	5.02(k)
Transaction Documents	8.06
Transaction Expenses	8.13
Transaction Litigation	5.08(a)
U.S.	2.02(a)
U.S.C.	3.05

Section 8.13 Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement, and provided that filing fees for the Transaction Regulatory Filings, the Proxy Statement and printing and mailing the Proxy Statement and any reasonable out-of-pocket expenses incurred by the Company in connection with the performance of its obligations pursuant to Section 5.12 (Preparation of the Proxy Statement; Stockholders’ Meeting) (such fees and expenses collectively, the “Transaction Expenses”) shall be borne by the parties as follows:

(a)   In the event the Merger is consummated, the Transaction Expenses shall be borne by the Surviving Corporation.

(b)   In the event the Agreement is terminated prior to the occurrence of the Closing, the Transaction Expenses relating to the Transaction Regulatory Filings shall be borne and paid by Parent when due and the Transaction Expenses relating to the preparation, printing and mailing of the Proxy Statement and the Company Stockholders’ Meeting be borne and paid by the Company when due.

Section 8.14 Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations,

covenants, terms, conditions and undertakings of MergerCo under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

Section 8.15 Interpretation.

(a)   When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive, and “or” shall be construed in the inclusive sense of “and/or.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “made available to Parent” and words of similar import refer to documents (i) posted to the “Project Nile” electronic data site hosted by Donnelley Financial Solutions or on behalf of the Company prior to the execution hereof, (ii) publicly available on the SEC EDGAR database at least one (1) day prior to the execution of this Agreement or (iii) delivered in person or electronically to Parent or MergerCo or their respective Representatives, in each case, prior to the execution of this Agreement. Any reference to “ordinary course of business” will be interpreted to mean “ordinary course of business consistent with past practice”. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References herein to any statute includes all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the U.S. References to a Person are also to its permitted assigns and successors. When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified.

(b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 8.16 Non-Recourse. Each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the other Transaction Documents or any of the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance of this Agreement or any of the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other Transaction Documents); (c) any breach or violation of this Agreement or any of the other Transaction Documents; and (d) any failure of any of the transactions contemplated hereunder or thereunder (including the Financing) to be consummated, in each case, may be made only against the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement and, in the case of the other Transaction Documents, Persons expressly identified as parties to such Transaction Documents and in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the other Transaction Documents to the contrary, each party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the other Transaction Documents or in connection with any of the transactions contemplated hereunder (including the Financing) or under any other Transaction Document will be sought or had against any other Person, including any Related Party and any Debt Financing Sources Related Party, and no other Person, including any Related Party and any Debt Financing Sources Related Party, will have any liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), other than the Persons expressly identified as parties (or third party beneficiaries) thereto. For the avoidance of doubt, this Section 8.16 shall not limit the rights of any person who is a party (or third party beneficiary) (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (ii) against each Guarantor under, if, as and when required pursuant to the terms and conditions of the Limited Guarantee (subject to the limitations set forth therein), (iii) against each Equity Commitment Party solely in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter (subject to the limitations set forth therein), (iv) against the Company, Parent and MergerCo solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (v) against any other Person who is a party to any other Transaction Document solely in accordance with, and pursuant to the terms and conditions of, such other Transaction Document (subject to the limitations set forth therein). Notwithstanding anything to the contrary in this Agreement or any other Transaction Documents, (A) no Parent Related Party or Debt Financing Sources Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the other Transaction Documents or any of the transactions contemplated hereunder or thereunder (including the Financing), or the valid termination or abandonment of any of the foregoing (other than the payment by Parent (or the Guarantor under and in accordance with the Limited Guarantee to the extent provided therein and subject to the limitations therein) of the Parent Termination Fee to the extent payable by Parent pursuant to Section 7.03(b)) and (B) Parent and MergerCo shall be entitled to bring claims and causes of action against the Debt Financing Sources related to or arising from the Debt Commitment Letter and the Debt Financing.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

STONEPEAK NILE PARENT LLC

By	STONEPEAK ASSOCIATES IV LLC, its managing member

/s/ James Wyper
Name: James Wyper
Title: Senior Managing Director

STONEPEAK NILE MERGERCO INC.

By	/s/ James Wyper
Name: James Wyper
Title: Senior Managing Director

AIR TRANSPORT SERVICES GROUP, INC

By	/s/ Joseph C. Hete
Name: Joseph C. Hete
Title: Executive Chairman

[Signature Page to Merger Agreement]